Form 10-K/A, Exhibit 13
period 1995-12-31
UNION PLAZA HOTEL & CASINO INC
filed 1996-04-25
CIK 87918

EXHIBIT 13.01




             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                                     1995

                                ANNUAL REPORT
PAGE

                              TABLE OF CONTENTS

                                                                       Page

Letter to Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . .1

Selected financial data. . . . . . . . . . . . . . . . . . . . . . . . . .2

Management's discussion and analysis of
  financial condition and results of
  operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3-5

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .6

Financial Statements:

  Consolidated balance sheets. . . . . . . . . . . . . . . . . . . . . .7-8

  Consolidated statements of income. . . . . . . . . . . . . . . . . . . .9

  Consolidated statements of stockholders'
         equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

  Consolidated statements of cash flows. . . . . . . . . . . . . . . .11-12

  Notes to consolidated financial
         statements. . . . . . . . . . . . . . . . . . . . . . . . . .13-23

Directors and executive officers . . . . . . . . . . . . . . . . . . . . 24

Special information. . . . . . . . . . . . . . . . . . . . . . . . . . . 25

Letter to Shareholders

Despite widespread construction in the downtown area of Las Vegas throughout 1995, your company ended the year on a positive note. While the first eleven months of 1995 was disappointing, the grand opening of the "Fremont Street Experience" and the end of large scale construction downtown helped produce the best December results in recent years.

Road closures and Fremont Street construction proved to be a difficult obstacle to overcome in 1995. Gross revenues were down $2,467,000 from 1994 with decreases distributed over almost every department. Room occupancy levels fell three percent along with declines in both food and beverage revenues and more significantly, large scale declines in gaming revenues. Overall, your Company saw net income decline to $104,000 from $1,107,000 a year ago. A $1,360,000 reduction in operating expenses helped to keep the company's net earnings positive for the third consecutive year.

While downtown as a whole was hampered significantly during the year due to widespread construction and related factors, the outlook for 1996 and beyond is encouraging. During the month of December there was a noticeable increase in foot traffic in the downtown area and a general positive response by the general public. In addition to the downtown improvements, your Company has taken various steps in the past few years to take advantage of the market by improving the guest facilities at the hotel and casino complex. Improvements have been made throughout the property including remodeled rooms, elevators, new casino carpet and the complete renovation of the kitchens and restaurants. With the December reopening of the Center Stage Restaurant under the dome, most of the remodeling efforts are now complete. I am happy to report that all improvements have been funded by internally generated cash flow.

In closing, I would like to thank you for your continued support and look forward to seeing each of you at our stockholder's meeting on May 17, 1996 at 10:00 a.m. in the Center Stage Restaurant.


/s/ John D. Gaughan

John D. Gaughan
Chairman and
Chief Executive Officer

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
                      1995       1994       1993        1992         1991
Net revenues      $ 51,999   $ 54,689    $ 57,238    $ 60,671    $ 60,870
Casino operating
  revenue           36,558     38,864      40,039      43,588      43,836

Net income
  (loss)               104      1,107       1,784        (479)       (831)

Total assets        53,163     54,386      55,917      55,453      59,479

Long-term
  obligations       29,845     31,498      30,888      32,548      32,962

Stockholders'
  equity            17,794     17,740      17,198      15,420      16,295

Earnings (loss)
  per common
  share           $    .14   $   1.45    $   2.25    $   (.60)   $   (.86)

Cash dividends
  declared
  common share    $    -0-   $    -0-    $    -0-    $    -0-    $    -0-


MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

This discussion and analysis should be reviewed with the financial statements, notes and the special information.

1995 COMPARED TO 1994

Gross revenues of $59,741,000 were down 4% or $2,467,000 from 1994. The decline in revenues was primarily due to fewer patrons in the casino as a result of downtown construction relating to the "Fremont Street Experience" project. Total Gaming revenues were down $2,306,000 (6%) as significantly all major gaming departments showed a decline in revenue during 1995. Slot revenue was down $1,670,000 (7%), Table Games revenue was down $164,000
(2%), Card Room revenue decreased by $203,000 (14%), and the Race and Sports
Book revenue also fell by $300,000 (15%). Keno was the only gaming department to show an increase during the year with a gain of $31,000 (4%).
Food and Beverage revenues were down $373,000 (4%) which is also attributed to less casino traffic. Occupancy rates in the Hotel averaged 89.9% in 1995 compared to 92.9% in 1994. Despite 11,000 fewer rooms rented in 1995, room revenues actually rose $14,000 in 1995. Other revenues increased by $198,000.

Total operating expenses were down $1,360,000. Food and Beverage expenses were down $994,000 (7%) of which $540,000 is attributable to Cost of Food
Sales and $286,000 is attributable to other costs in the Food Department.
General and Administrative costs declined by $622,000, Advertising and promotional expenses declined $109,000 and utility and maintenance expenses were less by $168,000. While there was an overall decline in operating expenses during the year, casino, entertainment and room expenses increased in 1995. The $155,000 increase in casino costs were due to higher payroll costs in the pit and the costs associated with leasing automatic shuffling machines which amounted to $129,000. Room expenses increased by $56,000 and entertainment expenses rose by $93,000.

For 1995 the Company recorded net income of $104,000 which was down
$1,003,000 from the net income of $1,107,000 reported in 1994.

During the summer of 1995, the Company negotiated and signed a new contract with the Culinary and Bartenders Unions. Management believes that the collective bargaining agreement which was signed in June will not have a material impact on the profitability of the Company.

The completion of the "Fremont Street Experience" at the beginning of December resulted in more visitors to the casino in a traditionally slow month. The Fremont Street Experience is a steel structured canopy over five blocks of Fremont Street in front of the North Hotel Tower of the Company.
This new structure and nightly show is a must see attraction for visitors in Las Vegas. Upon reopening the street to foot traffic there was a visible amount of increased activity in the area and a generally positive response generated from the public. While December was encouraging for downtown and the Company, management remains cautiously optimistic about the future impact of the FSE project.

1994 COMPARED TO 1993

   Gross revenues of $62,208,000 were down $2,695,000 from 1993. Gaming revenues were down $1,175,000, Slot revenue was down $1,247,000 (5%), Card
Room revenue was down $422,000 (23%) and Keno win was down $104,000 (12%).
Gaming revenues which partially offset these decreases were increases in Table Games win of $541,000 (6%) and Race and Sports win of $66,000 (4%).
Food and Beverage sales were down $1,151,000 (11%). Room revenues increased by $22,000 and Other revenues decreased by $391,000.

   Total costs and expenses were down $1,872,000. Food and Beverage expenses were down $1,649,000 (11%) of which $762,000 is attributable to Cost of Food
Sales and $801,000 is attributable to other costs in the Food Department.
Expenses in all other departments did not change substantially over the prior year.

   The Company recorded a net income of $1,107,000 for 1994 which was down
$677,000 from the net income of $1,784,000 reported in 1993.

1993 COMPARED TO 1992

   Gross revenues of $69,833,000 were down $1,268,000 from 1992. Gaming revenues were down $248,000 due primarily to a decrease in table games revenue of $1,947,000 (17%) and a decrease in Keno, Card Room and Race and Sports revenue of $336,000 (6%). These decreases in revenues were partially offset by an increase in Slot revenue of $1,837,000 (7%). Food and Beverage sales were down $838,000 (7%) from 1992. Food sales were down $734,000 due primarily to decreased volume in the Center Stage Restaurant due to a decrease in promotional complimentary meals. Hotel rents remained near 1992 levels. Other revenues decreased $204,000.

   Total costs and expenses were down $1,656,000. The major item contributing to the reduction in expenses was payroll and benefits costs which were down $1,376,000 due primarily to the 1993 figures reflecting the additional cost for the settlement of the case with the Culinary and Bartenders Unions. Other decreases in expenses included a $542,000 decrease in interest expense due to lower interest rates, a $402,000 decrease in costs associated with the lease with Exber, Inc., and a $160,000 decrease in Legal Fees.

   Promotional allowances decreased $1,069,000 (10%) over 1992 which consisted primarily of a decrease in complimentary food. The Company discontinued some promotions in which complimentary meals were given away.
These measures were instituted in order to decrease costs in the Food
Department.

   The Company recorded a net loss $479,000 for 1993, down $352,000 from the net loss of $831,000 reported in 1992.

LIQUIDITY AND CAPITAL RESOURCES

The Company had total cash assets amounting to $2,959,000 (6% of total assets) at December 31, 1995 and $2,744,000 (5% of total assets) at December
31, 1994. Current assets exceeded current liabilities by a small margin at December 31, 1995 while current liabilities exceeded current assets at December 31, 1994.

Due to the liquidity provided by the gaming activities in the Company's casino, management believes that its working capital ratio is sufficient to meet normal operating requirements.

In February 1994, the Company increased it's loan from Exber, Inc. from $3,000,000 to $18,000,000. The additional proceeds were used to reduce the outstanding loan from Bank of America. The loan from Exber, Inc. bears interest at 1% less than the Bank of America loan, resulting in an average annual saving of approximately $150,000.

The Company's long-term debt, including current maturities, was $21,280,000 and $22,750,000 at December 31, 1995 and 1994, respectively. The ratio of long-term debt to equity was 1.2 to 1 at December 31, 1995 compared to 1.3 to 1 at December 31, 1994.

The Company disbursed $50,000 to purchase 2,500 treasury shares during 1995, $565,000 to purchase 28,262 treasury shares during 1994 and $6,000 to purchase 565 treasury shares during 1993. The acquisitions were funded from internally generated cash flow. The net effect of these transactions on book value per share as of December 31, 1995 was negligible. There are no material acquisitions of Treasury shares anticipated during 1996 and subsequent periods.





                         INDEPENDENT AUDITORS' REPORT



The Stockholders and
  Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated balance sheets of Union Plaza
Hotel and Casino, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of incomes, stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December
31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.




                                             Gary V. Campbell, CPA, Ltd.



Las Vegas, Nevada
February 10, 1996
PAGE
















              UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                      AND

                         INDEPENDENT AUDITORS' REPORT

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

Amounts in thousands, except per share data


ASSETS
                                                  1995       1994
CURRENT ASSETS:
  Cash                                        $   2,959   $  2,744
  Accounts receivable (Note 2)                      966        597
  Inventories of food, beverage
    and supplies                                    470        463
  Prepaid expenses                                1,306      1,292
       TOTAL CURRENT ASSETS                       5,701      5,096



PROPERTY AND EQUIPMENT (Notes 6 & 7):
  Land                                            6,912      6,912
  Buildings                                      56,709     56,330
  Construction in progress                          -            1
  Leasehold improvements                          3,456      3,453
  Furniture and equipment                        33,986     34,048
                                                101,063    100,744
  Less accumulated depreciation
   and amortization                              55,928     53,856
       NET PROPERTY AND EQUIPMENT                45,135     46,888





OTHER ASSETS (Note 3)                             2,327      2,402


                                              $  53,163   $ 54,386



The accompanying notes to consolidated financial statements are an integral part of these financial statements.

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994


LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                                1995        1994
CURRENT LIABILITIES:
  Accounts payable                               $  2,736   $  2,141
  Accrued liabilities (Note 4)                      2,126      2,227
  Current portion of long-term debt (Note 6)           39        236
  Current portion of obligations under
   capital leases (Note 7)                            623        544
      TOTAL CURRENT LIABILITIES                     5,524      5,148

LONG-TERM DEBT, less current portion (Note 6)      21,241     22,514

OBLIGATIONS UNDER CAPITAL LEASES,
  less current portion (Note 7)                     4,239      4,861

DEFERRED INCOME TAXES (Note 5)                      4,365      4,123
                                                   35,369     36,646

COMMITMENTS AND CONTINGENCIES (Notes 7 and 11)

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value; authorized
   20,000,000 shares; issued 1,500,000 shares;
   outstanding 761,719 shares and 764,219
   shares at December 31, 1995 and 1994,
   respectively                                       750        750
  Additional paid-in capital                        5,462      5,462
  Retained earnings                                25,371     25,267
                                                   31,583     31,479
  Less treasury stock, at cost, 738,281 shares
   and 735,781 shares at December 31, 1995
   and 1994, respectively                          13,789     13,739
       TOTAL STOCKHOLDERS' EQUITY                  17,794     17,740

                                                 $ 53,163   $ 54,386

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

Amounts in thousands, except per share data
                                            1995       1994       1993
REVENUES:
  Casino                                    $ 36,558  $ 38,864  $ 40,039
  Food and beverage                            8,953     9,326    10,477
  Rooms                                       11,971    11,957    11,935
  Other                                        2,259     2,061     2,452
        GROSS REVENUES                        59,741    62,208    64,903
  Less promotional allowances                  7,742     7,519     7,665

        NET REVENUES                          51,999    54,689    57,238

OPERATING EXPENSES:
  Casino                                      14,843    14,688    15,054
  Food and beverage                           12,499    13,493    15,056
  Rooms                                        5,143     5,087     4,911
  General and administrative                   4,245     4,867     4,962
  Entertainment                                  595       502       306
  Advertising and promotion                      344       453       356
  Utilities and maintenance                    5,637     5,805     5,619
  Depreciation & amortization                  4,422     4,218     4,296
  Provision for doubtful accounts                  6        19        57
  Other costs and expenses                     1,289     1,251     1,428
        TOTAL OPERATING EXPENSES              49,023    50,383    52,045

        OPERATING INCOME                       2,976     4,306     5,193

OTHER INCOME (EXPENSE):
  Interest income                                 65        61        85
  Interest expense                           ( 2,645)  ( 2,474)  ( 2,421)
  Investment in Fremont
    Street Experience (Note 12)              (    46)       -         -
        TOTAL OTHER INCOME (EXPENSE)         ( 2,626)  ( 2,413)  ( 2,336)

        INCOME BEFORE
          INCOME TAX EXPENSE                     350     1,893     2,857

INCOME TAX EXPENSE (Note 5):
  Current                                          4       214       367
  Deferred                                       242       572       706
        TOTAL INCOME TAX EXPENSE                 246       786     1,073

NET INCOME                                  $    104  $  1,107  $  1,784

EARNINGS PER COMMON SHARE
  (Note 9)                                     $0.14     $1.45     $2.25

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

Amounts in thousands, except per share data

                              Additional
                      Common   paid-in    Retained  Treasury
                       stock   capital    earnings   stock      Total
BALANCE,
  December 31, 1992    $750    $ 5,462    $ 22,376  $(13,168)  $ 15,420

  Purchase of 1,463
    shares of
    treasury stock       -          -           -    (    24)   (    24)

  Sale of 900 shares
    of treasury stock    -          -           -         18         18

  Net income for 1993    -          -        1,784        -       1,784


BALANCE
  December 31, 1993    $750    $ 5,462    $ 24,160  $(13,174)  $ 17,198

  Purchase of 28,262
    shares of
    treasury stock       -          -           -    (   565)   (   565)

  Net income for 1994    -          -        1,107        -       1,107


BALANCE,
  December 31, 1994    $750    $ 5,462    $ 25,267  $(13,739)  $ 17,740

  Purchase of 2,500
    shares of
    treasury stock       -          -           -    (    50)   (    50)

  Net income for 1995    -          -          104        -         104

BALANCE
  December 31, 1995    $750     $5,462     $25,371  $(13,789)  $ 17,794

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

Amounts in thousands, except per share data
                                         1995       1994       1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers         $ 51,577   $ 54,886   $ 57,244
  Cash paid to suppliers and
    employees                           (44,249)   (47,329)   (47,509)
  Interest received                          75         77         93
  Interest paid                         ( 2,645)   ( 2,474)   ( 2,421)
  Income taxes paid                          -     (   172)   (   539)
        NET CASH PROVIDED BY
          OPERATING ACTIVITIES            4,758      4,988      6,868

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
    and equipment                            70          4        127
  Proceeds from sale of bonds                25         -          15
  Purchase of property and equipment    ( 2,575)   ( 3,202)   ( 4,797)
        NET CASH USED IN
          INVESTING ACTIVITIES          ( 2,480)   ( 3,198)   ( 4,655)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of treasury stock       -          -          18
  Proceeds from long-term debt               -       4,574     15,000
  Principal payments on capital leases  (   543)   (   475)   (   414)
  Principal payments on long-term debt  ( 1,470)   ( 5,750)   (17,374)
  Purchase of treasury stock            (    50)   (   565)   (    24)
        NET CASH USED IN
          FINANCING ACTIVITIES          ( 2,063)   ( 2,216)   ( 2,794)

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                      215    (   426)   (   581)

CASH AND CASH EQUIVALENTS, at
  beginning of the year                   2,744      3,170      3,751

CASH AND CASH EQUIVALENTS, at
  end of the year                      $  2,959   $  2,744   $  3,170

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

Amounts in thousands, except per share data

                                                1995     1994     1993
RECONCILIATION OF NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income                                 $   104   $ 1,107  $ 1,784
ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Depreciation and amortization              4,422     4,218    4,296
    (Gain) loss on sale and abandonment of
      property, equipment and improvements    (   35)      167   (   88)
    Provision for doubtful accounts                6        19       57
        (Increase) decrease in assets:
      Accounts receivable                     (  375)   (    3)   (   3)
      Inventories                             (    7)       48       23
      Prepaid expenses                        (   14)      132       62
      Other assets                            (   79)   (  278)      80
    Increase (decrease) in liabilities:
      Accounts payable                           602    (  952)     850
      Accrued salaries                        (  208)       26   (  564)
      Accrued liabilities                        100    (   68)  (  389)
      Deferred income tax                        242       572      760
          TOTAL ADJUSTMENTS                    4,654     3,881    5,084

NET CASH PROVIDED BY OPERATING ACTIVITIES    $ 4,758   $ 4,988  $ 6,868

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF THE OPERATIONS AND BASIS OF ACCOUNTING

      The Company's wholly-owned subsidiary, Union Plaza Operating Company, operates hotel and gaming operations in downtown Las Vegas, Nevada. A substantial portion of the operating revenues of the Company's subsidiary is derived from gaming operations which are subject to extensive regulations in the State of Nevada by the Gaming Commission, the Gaming Control Board and local regulatory agencies.

       Management believes that the Company's procedures for supervising casino operations, recording casino and other revenues and for granting credit comply in all material respects with applicable regulations.

    PRINCIPLES OF CONSOLIDATION

       The accompanying consolidated financial statements for 1994, 1993 and 1992 include the accounts of Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

    ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

    CASINO REVENUE AND RECEIVABLES

      In accordance with common industry practice, the Company recognizes as casino revenue the net win (which is the difference between amounts wagered and amounts paid to winning patrons) from gaming activities. Credit is extended to certain casino customers and the Company records all unpaid advances as casino receivables on the date credit was granted. Allowances for estimated uncollectible casino receivables are provided to reduce these receivables to amounts anticipated to be collected.

    PROMOTIONAL ALLOWANCES

      Gross revenues include the retail value of complimentary food, beverage and hotel services furnished to customers. The retail value of these promotional allowances is deducted to arrive at net revenues.
PAGE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income. Depreciation, including amortization of capitalized leases, is computed using the straight-line method. Leasehold improvements (distinguished from unamortized leasehold costs) are amortized over the lives of the leases.

      Property and equipment, including capitalized leases, are depreciated over their estimated useful lives of 3 to 20 years for land improvements, 20 to 40 years for buildings, 5 to 30 years for leasehold improvements and 3 to 10 years for furniture and equipment.

    OTHER ASSETS

      Leasehold costs are being amortized on a straight-line basis over the initial 30-year term of the lease. Expansion of gaming rights is being amortized on a straight-line basis over 20 years. Subordination of security interest in lease is being amortized on a straight-line basis over 15 years.

    PROGRESSIVE SLOT LIABILITY

      The Company has installed a number of progressive slot machines. As coins are played the amount available to win increases and will be paid out when the appropriate jackpot is hit. In accordance with common industry practice, the Company has recorded the liability and has charged this amount against casino revenue.

    INVENTORIES

      Inventories are valued at the lower cost (first-in, first-out) or market. Maintenance and other operating supplies are stated at estimated amounts considered by management to be necessary to conduct full operations. Subsequent replacements are charged to expense.

    STATEMENTS OF CASH FLOWS

      The Statements of Cash flows classify changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
PAGE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INCOME TAXES

          The Company and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided to reflect the tax effect of timing differences between financial and tax reporting, principally related to depreciation, slot machine revenue, interest costs, accrued expenses, capitalization of leases, capitalization of property costs and write-down of facilities and other investments to estimated recoverable value. The Company accounts for the investment tax credit as a reduction of income tax expense in the year in which such credits are utilized. Carryforwards of this credit, as well as the tax effect of net operating loss carryforwards, are shown as a reduction to deferred income taxes.

NOTE 2 - ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following:
      Amounts in thousands
                                                    December 31,
                                                   1995       1994
        Casino                                  $ 408       $ 353
        Hotel                                     336         186
        Other                                     236          75
                                                  980         614
      Less allowance for
        doubtful accounts                          14          17
                                                $ 966       $ 597

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 3 - OTHER ASSETS

      Other assets consist of the following:
            Amounts in thousands
                                                       December 31,
                                                      1995      1994
        Expansion of gaming rights, less
          accumulated amortization of
          $587,000 and $547,000                     $   223   $   263
        Subordination of security interest
          in lease, less accumulated
          amortization of $783,000 and
          $729,000                                       27        81
        Net investment in direct financing
          lease, net of current portion
          (Note 7)                                      224       257
        Leasehold costs, less accumulated
          amortization of $354,000 and
          $344,000                                       80        95
        Investment in Fremont Street Experience
          (Note 12)                                   1,135     1,000
        Deposits and other                              638       706
                                                    $ 2,327   $ 2,402

NOTE 4 - ACCRUED LIABILITIES

        Accrued liabilities consist of the following:
           Amounts in thousands
                                                       December 31,
                                                      1995      1994
        Salaries and wages                          $   848   $   967
        Union back wages                                148       238
        Taxes, other than taxes on income               425       352
        Other                                           705       670
                                                    $ 2,126   $ 2,227

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 5 - INCOME TAXES

    Deferred income tax expense (benefit) results from timing differences in the recognition of revenue and expense for tax and financial statement purposes.

        Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) requires deferred tax liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Previous rules required providing deferred taxes using rates in effect when the tax liability or asset was first recorded, without subsequent adjustment for tax-rate changes. Deferred income taxes have been calculated based on this new standard, no material adjustment for prior years was necessary.
    The sources of those timing differences and the current tax effect of each were as follows:

    Amounts in thousands
                                             1995      1994      1993
  Depreciation and respective
    gains                                   $ 250     $ 304     $ 112
  Capitalized leases                          115        93        73
  Net operating losses                       ( 90)       -        192
  Vacation and backpay                         31        65        83
  Tax credits                                   1       118       176
  Other                                      ( 65)     (  8)       70
                                            $ 242     $ 572     $ 706

    The components of the net deferred tax liability at December 31, 1995 and 1994 under SFAS 109 are as follows:
                                             1995      1994
        Depreciation and
          amortization                    $ 5,656   $ 5,290
        Net operating loss                 (   90)       -
        Tax credits                        (  868)   (  868)
        Other                              (  333)   (  299)
                                          $ 4,365   $ 4,123

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 5 - INCOME TAXES (CONTINUED)

    The Company has net operating loss and tax credit carryforwards at December 31, 1995 of approximately $265,000 and $900,000, respectively, with expiration dates through December 31, 2002.
    Reconciliations between the actual tax expense and the amount computed by applying the U.S. Federal Income Tax rate to income before taxes are as follows:

        Amounts in thousands
                                   1995              1994              1993
                                 Percent           Percent           Percent
                                    of                of                of
                                  pretax            pretax            pretax
                         Amount   income   Amount   income   Amount   income
Computed "expected"
  tax expense (benefit)  $ 119    34.0%    $ 644    34.0%    $ 971    34.0%

Increase (reduction)
  in tax resulting from:
    Other                    4     1.1        -       -         29     1.0
    Nondeductible
      expenses             123    35.1       142     7.5        73     2.6
ACTUAL TAX
  EXPENSE                $ 246    70.3%    $ 786    41.5%   $1,073    37.6%

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 6 - LONG-TERM DEBT
        Amounts in Thousands
                                                      December 31,
                                                   1995        1994
    Bank of America prime rate, payable in
      monthly installments of $158,265,
      including principal and interest, until
      July 6, 2004 at which time the entire
      balance plus accrued interest is due.
      The note is secured by a First Deed of
      Trust on land and building. (See Note 10)    $ 21,280    $ 22,750

    Less current portion                                 39         236
                                                   $ 21,241    $ 22,514

   Principal payments on long-term debt during the succeeding five years are as follows:

        1996                                       $     39
        1997                                             42
        1998                                             46
        1999                                             50
        2000                                             55
        Thereafter                                   21,048
                                                   $ 21,280

Interest on long-term debt was $1,938,000 in 1995, $1,699,000 in 1994 and $1,574,000 in 1993.
PAGE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 7 - LEASES

   The Company leases buildings and equipment under long-term agreements which are classified as capital leases. The lease with Exber Inc. (Note 10) covering the hotel and bus depot property expires in 2001. The hotel and bus depot property lease contains one renewal option of twenty-five years and four renewal options of ten years. The bus depot property is sublet to Greyhound Lines, Inc. under a lease expiring in 2001, with two ten-year renewal options available.

   Property and equipment includes the following property under capital leases by major classes:
        Amounts in thousands
                                                     December 31,
                                                   1995        1994
      Building                                   $ 9,242     $ 9,242

      Less accumulated amortization                8,265       8,089
                                                 $   977     $ 1,153

   Depreciation and amortization expense includes amortization of property under capital leases of $176,000, per year for 1995, 1994, and 1993.

   Interest paid on property under capital leases was $706,000 for 1995, $775,000 for 1994 and $836,000 for 1993.

   Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1995:

                                                 CAPITAL
                                                 LEASES
                                                (In thousands)
      1996                                      $ 1,250
      1997                                        1,250
      1998                                        1,250
      1999                                        1,250
      2000                                        1,250
      Thereafter                                    729
          TOTAL MINIMUM LEASE PAYMENTS            6,979

      Less amount representing interest           2,117

      Present value of net minimum lease
        payments under capital leases             4,862
      Less current portion                          623

          OBLIGATIONS UNDER CAPITAL LEASES      $ 4,239

TABLE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 7 - LEASES (CONTINUED)

   Rental expense for all operating leases are as follows:
   (In thousands)
                                              1995     1994     1993
      Parking lot leases                      $ 72     $ 68     $ 65

  SUBLEASES

    The bus depot property under a capital lease is sublet as follows:
    (In thousands)
                                                       December 31,
                                                      1995     1994
          Minimum future rents receivable             $369     $363
          Less amount representing interest            112       78
          Minimum lease payments receivable            257      285
          Less current portion (included in
            accounts receivable)                        33       28
               Net investment in direct financing
                  lease (See Note 3)                  $224     $257

    Other sublet rental property:
ther sublet rental property:

        The Company rents building space to several retail stores under various short-term leases.

        Income from these subleases, included in other income, for 1995, 1994, and 1993 was $188,000, $166,000 and $186,000, respectively.
ND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 -EMPLOYEE BENEFIT PLANS

   The Company contributes to a discretionary executive bonus plan. Contributions for 1995, 1994, and 1993 were $247,000, $414,000 and $577,000, respectively.

   The Company also has a qualified profit sharing plan for eligible non-union employees. Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated
interests in fund assets.   Contributions for 1995, 1994, and 1993 were
$300,000, $300,000 and $413,000, respectively.

   The Company provides no postretirement benefits to employees subject to the requirements of Statement of Financial Accounting Standards No. 106 (SFAS 106) which requires accrual of expected cost of providing those benefits to an employee during the years that the employee renders service.


NOTE 9 - EARNINGS (LOSS) PER COMMON SHARE

   Earnings (loss) per common share is based on the weighted average number of shares of common stock outstanding during the years. Shares used for the computation on earning per common share are 762,448 in 1995, 770,464 in 1994 and 792,645 in 1993.


NOTE 10 - RELATED PARTIES

   As of December 31, 1995, the Company holds a note payable to Exber, Inc., a 45.02% stockholder, in the amount of $21,241,000, payable in monthly installments of $158,264 including principal and interest until July 2004 when entire principal and accrued interest is due in full. Interest expense on loans from Exber, Inc. was $1,938,177, $1,568,240 and $994,521 for 1995,
1994, and 1993, respectively.

   Exber, Inc. also leased to the Company land and buildings in Las Vegas, Nevada. Annual payments by the Company and its subsidiaries are approximately $1,250,000. The leases extend through 2001 with renewal options.


NOTE 11 - CONTINGENCIES

   The Company has contingent liabilities with respect to lawsuits and other matters arising in the ordinary course of business. In the opinion of management, no material liability exists with respect to these contingencies.
PAGE

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 12 - INVESTMENT IN FREMONT STREET EXPERIENCE


   In 1994, the Company's wholly-owned subsidiary, Union Plaza Experience, Inc., was organized to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. The Union Plaza Experience, Inc. is entitled to one seat on the board of directors of the Fremont Street Experience Limited Liability Company at all times. The Company's 5.6% investment had been accounted for by the equity method. Investment at December 31, 1995 and 1994 was $1,135,000 and $1,000,000
respectively.

DIRECTORS AND EXECUTIVE OFFICERS


Directors

John D. Gaughan                                  Chairman of the Board

J.K. Houssels                                    Vice Chairman of the Board

Roberta M. Gaughan                               Director

John F. Gaughan                                  Director

Donald L. Dobson                                 Director

Larry Dolesh                                     Director

John P. Jones                                    Director

Michael Nolan                                    Director

R.G. Taylor                                      Director


                              Executive Officers

John D. Gaughan                                  Chief Executive Officer

John F. Gaughan                                  President and Chief
                                                   Operating Officer

Donald L. Dobson                                 Vice President/Corporate
                                                   Secretary

John P. Jones                                    Vice President/Treasurer

Larry Dolesh                                     Vice President

Michael Nolan                                    Vice President

Alan J. Woody                                    Controller


SCOPE OF OPERATIONS

   The Company operates the Union Plaza Hotel and Casino (Union Plaza) resort complex in downtown Las Vegas, Nevada.

   The casino facilities offer a variety of games which generate approximately 62% of the gross revenue of the Company. The major games of chance featured by the Company's casino include craps, card room, blackjack ("21"), keno, slot machines, race and sports book, big six wheels, roulette, mini-baccarat and pai gow poker.

   The food and beverage facilities account for approximately 15% of the Company's gross revenues. The room operation provides approximately 19% of gross revenue with retail shops, subleases, vending, interest on investments, and miscellaneous gains on the sale of assets accounting for the remaining 4%.

FORM 10-K

   A copy of the Company's Annual Report of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Mr. John F. Gaughan, President, Union Plaza Hotel and Casino, Number One Main Street, P.O. Box 760, Las Vegas, Nevada 89125.

ANNUAL STOCKHOLDERS' MEETING

   The annual meeting of Union Plaza Hotel and Casino, Inc. will be held on May 17, 1996, at the Center Stage Restaurant, Number One Main Street, Las Vegas, Nevada.

DIVIDENDS AND MARKET PRICE STATISTICS OF COMMON STOCK

   The Company's stock is not traded on any securities exchange. A dividend of $.10 per share was paid to the stockholders of record on the shares of common stock outstanding on the last day of each quarter during 1981 and 1980. No dividends have been declared or paid since 1981.

AUDITORS

   The Company's auditors are Gary V. Campbell, CPA, Ltd., 6600 West Charleston Boulevard, Suite 102, Las Vegas, Nevada 89102.


             This report is prepared for the information of stockholders, employees, and other interested persons. It is not transmitted in connection with the sale of any security or offer to sell or offer to buy any security.