Form 10-K, Exhibit 13
period 1996-12-31
UNION PLAZA HOTEL & CASINO INC
filed 1997-03-31
CIK 87918

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                                     1996

                                ANNUAL REPORT

                              TABLE OF CONTENTS



                                                                       Page

Letter to Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . .1

Selected financial data. . . . . . . . . . . . . . . . . . . . . . . . . .2

Management's discussion and analysis of
  financial condition and results of
  operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3-7

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .8

Financial Statements:

  Consolidated balance sheets. . . . . . . . . . . . . . . . . . . . .9-10

  Consolidated statements of operations  . . . . . . . . . . . . . . . . 11

  Consolidated statements of stockholders'
         equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

  Consolidated statements of cash flows. . . . . . . . . . . . . . . .13-14

  Notes to consolidated financial
         statements. . . . . . . . . . . . . . . . . . . . . . . . . .15-25

Directors and executive officers . . . . . . . . . . . . . . . . . . . . 26

Special information. . . . . . . . . . . . . . . . . . . . . . . . . . . 27

Letter to Shareholders:

The year 1996 started out on a positive note for our Company. We had just completed several major remodeling projects at our hotel and casino, the Fremont Street Experience opened with much fanfare, and business appeared to be on the upswing. For the first several months of 1996, Fremont Street was filled with tourists and locals alike who came to see the various light shows offered nightly by the Fremont Street Experience. For the first six months of the year, our Company reported higher revenues in each segment of our operation, including gaming revenues which were $1,017,000 ahead of last year.


The second half of 1996 proved to be much more challenging for our Company as the Fremont Street Experience did not appear to have a long lasting impact on gaming revenues. Gaming revenues declined by $1,283,000 in the last six months due to significantly less play and a lower average win percentage on
table games.   Overall, gross revenues managed to increase by $987,000 to
$60,728,000 due to strong demand for hotel rooms and food revenues. Hotel occupancy rates averaged 95.3% for the year with an average room rate of $34.00 compared to 89.9% and $35.00 last year.

Net income before the recognition of our losses in the Fremont Street
Experience was $17,000 for 1996 compared to $150,000 in 1995.   With the
inclusion of the Fremont Street Experience pass-through expenses, our Company reported a net loss of $736,000 for all of 1996 compared to net income of $104,000 in 1995. The Fremont Street Experience related charges were $753,000 in 1996 and $46,000 in 1995.

As our Company proceeds into 1997 and beyond, we continue to focus on providing value to our hotel and casino guests. It is our objective to create a comfortable environment for our customers to gamble while providing quality entertainment and exceptional food values. Through our "Dinners for Winners" campaign we continue to expand our customer base by offering dinners, rooms and shows to known slot players. We are confident that the use of such promotions will enhance profitability by bringing "qualified" customers to our casino who are more likely to stay, and play.

Furthermore, our Company continues to generate strong cash flows which allowed us to reduce long-term debt by $1,990,000 in 1996. Early retirement of the long-term debt will increase shareholder equity and therefore, enhance the value of our Company. Management will continue to aggressively reduce debt where possible as our cash position permits.

I would like to thank you for your continued support and look forward to seeing each of you at our stockholder's meeting on May 16, 1997 at 10:00 a.m. in the Center Stage Restaurant.

Sincerely,



/s/ JOHN D. GAUGHAN
John D. Gaughan
Chairman of the Board

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
                      1996       1995       1994        1993         1992
Net revenues      $ 53,332   $ 51,999    $ 54,689    $ 57,238    $ 60,671
Casino operating
  revenue           36,292     36,558      38,864      40,039      43,588

Net income
  (loss)              (736)       104       1,107       1,784        (479)

Total assets        49,317     53,163      54,386      55,917      55,453

Long-term
  obligations       26,510     29,845      31,498      30,888      32,548

Stockholders'
  equity            16,977     17,794      17,740      17,198      15,420

Earnings (loss)
  per common
  share           $  (.97)   $    .14    $   1.45    $   2.25   $   (.60)

Cash dividends
  declared
  common share    $    -0-   $    -0-    $    -0-    $    -0-   $     -0-


MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

This discussion and analysis should be reviewed with the financial statements, notes and the special information.

1996 COMPARED TO 1995

Gross revenues at the Company's hotel and casino were $60,728,000 in 1996 which reflects an increase of $987,000 or 2% when compared to 1995.
The increase in revenues is credited primarily to the Company's hotel food and beverage operations. Higher occupancy levels and increased food and beverage sales are attributed to the completion of the "Fremont Street
Experience" or FSE (See Note 13). It is the Company's opinion that the end of construction has had a greater impact on the revenues than the benefit of the Fremont Street Experience project itself. Hotel occupancy rates increased
5.4% to 95.3% compared to 89.9% for all of 1995. The increased occupancy levels resulted in nearly 50,000 more guests staying in the hotel during 1996 which is only 22,000 more guests than stayed in the Company's hotel in 1994.
These hotel guests have consequently resulted in higher food and beverage sales at the facility for 1996. The increased customer base also had a positive impact on "other income" during the year with liquor and gift shops sales rising $46,000 or 4.3%. Casino revenues fell by 1% or $266,000 during 1996 following two years where casino revenues fell by more than more than two million dollars annually. Live table games revenue declined by $1.1 million or 12% during the year with a 16% decline in twenty-one revenue. The Company adopted a tightened promotional policy during the first half of 1996 in an effort to reduce complimentary expense. While the tightened policy succeeded in reducing promotional allowances by $346,000 or 5%, the overall result was a sharp decline in live table games play. Card room revenues increased by $151,000 or 12.5% in the period benefiting from an 18% or $163,000 increase in poker revenue while pan revenues fell by $12,000. The use of progressive jackpots in the card room appears to be an attractive proposition for new and existing poker players. The Company recorded a slight decrease overall in the counter games sector. Sport book revenues increased by a small margin while race book and keno revenues each declined slightly. Slot operations were the main beneficiary of increased traffic early in 1996. Revenues from the video slot machines rose by $611,000 or 2.6%, during the period.

During 1996 the Company recorded significantly higher operational expenses of $2,425,000 or 5% as the result of higher costs associated with food and beverage and hotel operations. Food and beverage costs increased by $1,870,000 or 15% during the period. The rise in food and beverage costs are the result of two factors including an overall higher cost-of-sales expense as well as increased payroll costs. Payroll costs soared $1,860,000 or 15% due to increased business and higher contractual union wages for most all employees in those areas. Cost-of-sales increased by $659,000 or 17% compared to last year due to higher volume and general inflation on high volume items used in the Company's three restuarants. The hotel results also reflected higher operating costs compared to 1995 due primarily to increased payroll costs associated with union wage hikes for guest room attendants. Hotel payroll costs of $488,000 were 10% more than in 1995. Other hotel increases were the result of a greater level of occupancy in the hotel relating to guest room supplies and travel agency commissions. General and administrative expenses fell by $209,000 or 5%. The primary cause for the decline in general and administrative costs is a significant reduction in workmen's compensation and group insurance claims during the year. The Company utilizes a light duty program to get injured workers back to work quickly and has taken measures to aggressively deter fraudulent claims - this program has resulted in fewer claims overall at the hotel and casino during the last several years.
Advertising and promotional costs rose by $70,000 due to higher credit card commissions and souvenir costs. Credit card commissions rose from increased charge card transactions; while more souvenirs were purchased for giveaways.
Entertainment expenses were also higher due to increased contract fees for live entertainment. Operating expenses in each of the other departments rose by less significant amounts due mostly to higher service costs for guest amenities and maintenance on the facility.

For December of 1996 the Company wrote down a significant portion of its investment in the Fremont Street Experience due to significant losses in that entity. The 1996 loss in the Fremont Street Experience amounted to $753,000 or 1% gross revenues. The Company does not anticipate any income from the Fremont Street Experience due to the nature of the operation and cannot be reasonably assured that this project will positively impact revenues.


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

The completion of the "Fremont Street Experience" at the beginning of December resulted in more visitors to the casino in a traditionally slow month. The Fremont Street Experience is a steel structured canopy over five blocks of Fremont Street in front of the North Hotel Tower of the Company.
This new structure and nightly show is a must see attraction for visitors in Las Vegas. Upon reopening the street to foot traffic there was a visible amount of increased activity in the area and a generally positive response generated from the public. While December was encouraging for downtown and the Company, management remains cautiously optimistic about the future impact of the Fremont Street Experience project.

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


LIQUIDITY AND CAPITAL RESOURCES

The Company had total cash assets of $2,982,000 (6% of total assets) at December 31, 1996 and $2,959,000 (6% of total assets) at December 31, 1995.
The ratio of current assets to current liabilities was .9 to 1 at December 31, 1996 and 1 to 1 at December 31, 1995. Long-term debt, including current maturities, was $19,290,000 at December 31,1996 and $21,280,000 at
December 31, 1995. The ratio of long-term debt to equity was 1.1 to 1 at December 31, 1996 compared to 1.3 to 1 at December 31, 1995.

As of December 31, 1996, outstanding receivables were $883,000 compared to $966,000 at December 31, 1995. A majority of the difference is attributable to fewer hotel receivables in the amount of $74,000 at the end of the year.
Prepaid expenses declined by $309,000 or 24% at December 31, 1996 from $1,306,000 at December 31, 1995. The primary difference year-over-year was prepaid property taxes in the amount of $248,000 and approximately $80,000 more in prepaid gaming taxes at the end of 1995. Inventories declined by $53,000 during 1996 the result of fewer beverage items on hand at year end.
Other assets declined by $565,000 as the result of the write down in the investment in the Fremont Street Experience through the Company's wholly owned subsidiary, Union Plaza Experience, Inc. The Company does not expect the
Fremont Street Experience to provide any income through its operations but continues to invest in the project in anticipation of future benefits by bringing potential patrons to the area. Outstanding payables declined by $413,000 in 1996 compared to 1995 when there were significant liabilities connected with the remodeling of the Center Stage Restaurant. Timing differences on purchases and billing cycles also account for part of the difference.

Operation at the Company's hotel and casino generated cash of $4,210,000 during 1996. Compared to 1995, cash flows from operating activities declined
$548,000 or 12% from $4,758,000. Despite the reduction in cash from operations , the Company continued to reduce long-term debt ahead of schedule.
The Company reduced long-term debt by $990,000 in 1996 compared to $1,470,000 in 1995. Additional liquidity was provided by a reduction in capital expenditures during the year. For all of 1996, capital expenditures were $1,499,000, which represents a decline of $1,076,000 compared to 1995 as the Company completed the three year renovation of the hotel and casino facility in December 1995. Capital expenditures for 1997 are expected to be in line with 1996 with no major renovations or outlays of cash anticipated. The
Company does not have any existing plans for acquisitions or large property purchases over the next twelve months. Management believes that future cash flows will provide enough cash to meet normal operating requirements and pay off the long-term debt obligations prior to the July 6, 2004 due date.

The Company is exposed to various factors that could have an adverse impact on earnings and cash flow. The impact of increasing competition in the Las Vegas
Valley, the legalization of gambling in other jurisdictions in the United
States, inflation, changes in the regulatory environment, along with the possibility of a nationwide recession could each bring financial hardship on the Company. As a result of these factors, management is unable to accurately predict future profitability at the Company's hotel and casino. Should a crisis arise and the Company is unable to service debt on the existing terms, the Company is confident that it would be able negotiate workable terms or borrow additional funds from its majority shareholder and debtor, Exber, Inc.

The Company continues to repurchase stock as it becomes available from shareholders who wish to liquidate their shares. During 1996, $81,000 was expended to purchase 3,300 shares compared to $50,000 in 1995. These purchases of treasury stock were funded from internally generated cash flow.
The Company does not imply that it will purchase any or all shares of potential sellers but it will review each situation independently. At this time, the Company's stock remains unlisted on any exchange and there is no active market for the shares. The Company does not anticipate the repurchase of any material number of shares of its stock or to perform any significant financing activities over the next twelve months.

Due to the fact that shares in the Company are closely held and there is virtually no trading in the common shares, the performance graph has been omitted from this filing.










                         INDEPENDENT AUDITORS' REPORT



The Stockholders and
  Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated balance sheets of Union Plaza
Hotel and Casino, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December
31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.




Gary V. Campbell, CPA, Ltd.



Las Vegas, Nevada
March 4, 1997

              UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                      AND

                         INDEPENDENT AUDITORS' REPORT

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
Amounts in thousands, except per share data
ASSETS

                                                  1996       1995
CURRENT ASSETS:
  Cash                                        $   2,982   $  2,959
  Accounts receivable (Note 3)                      883        966
  Inventories of food, beverage
    and supplies                                    528        470
  Prepaid expenses                                  997      1,306
       TOTAL CURRENT ASSETS                       5,390      5,701

PROPERTY AND EQUIPMENT (Note 8):
  Land                                            7,012      6,912
  Buildings                                      56,746     56,709
  Leasehold improvements                          3,484      3,456
  Furniture and equipment                        34,176     33,986
                                                101,418    101,063
  Less accumulated depreciation
   and amortization                              59,253     55,928
       NET PROPERTY AND EQUIPMENT                42,165     45,135

OTHER ASSETS (Note 4)                             1,762      2,327

                                               $ 49,317   $ 53,163

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                                   1996        1995
CURRENT LIABILITIES:
  Accounts payable                               $  2,323   $  2,736
  Accrued liabilities (Note 5)                      2,143      2,126
  Checks issued against future deposits               330         -
  Current portion of long-term debt (Note 7)          320         39
  Current portion of obligations under
   capital leases (Note 8)                            714        623
      TOTAL CURRENT LIABILITIES                     5,830      5,524

LONG-TERM DEBT, less current portion (Note 7)      18,970     21,241

OBLIGATIONS UNDER CAPITAL LEASES,
  less current portion (Note 8)                     3,525      4,239

DEFERRED INCOME TAXES (Note 6)                      4,015      4,365
                                                   32,340     35,369

COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)        -          -

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value; authorized
   20,000,000 shares; issued 1,500,000 shares;
   outstanding 758,469 shares and 761,719
   shares at December 31, 1996 and 1995,
   respectively                                       750        750
  Additional paid-in capital                        5,462      5,462
  Retained earnings                                24,635     25,371
                                                   30,847     31,583
  Less treasury stock, at cost, 741,531 shares
   and 738,281 shares at December 31, 1996
   and 1995, respectively                          13,870     13,789
       TOTAL STOCKHOLDERS' EQUITY                  16,977     17,794

                                                 $ 49,317   $ 53,163

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Amounts in thousands, except per share data
                                            1996       1995       1994
REVENUES:
  Casino                                    $ 36,292  $ 36,558  $ 38,864
  Food and beverage                            9,799     8,953     9,326
  Rooms                                       12,293    11,971    11,957
  Other                                        2,344     2,259     2,061
        GROSS REVENUES                        60,728    59,741    62,208
  Less promotional allowances                  7,396     7,742     7,519

        NET REVENUES                          53,332    51,999    54,689

OPERATING EXPENSES:
  Casino                                      14,726    14,843    14,688
  Food and beverage                           14,369    12,499    13,493
  Rooms                                        5,710     5,143     5,087
  General and administrative                   4,036     4,245     4,867
  Entertainment                                  648       595       502
  Advertising and promotion                      414       344       453
  Utilities and maintenance                    5,735     5,637     5,805
  Depreciation & amortization                  4,461     4,422     4,218
  Provision for doubtful accounts                 65         6        19
  Other costs and expenses                     1,284     1,289     1,251
        TOTAL OPERATING EXPENSES              51,448    49,023    50,383

        OPERATING INCOME                       1,884     2,976     4,306

OTHER INCOME (EXPENSE):
  Interest income                                 62        65        61
  Interest expense                           ( 2,279)  ( 2,645)  ( 2,474)
  Investment in Fremont
    Street Experience (Note 13)              (   753)  (    46)       -
        TOTAL OTHER INCOME (EXPENSE)         ( 2,970)  ( 2,626)  ( 2,413)

        INCOME(LOSS) BEFORE
          INCOME TAX EXPENSE                 ( 1,086)      350     1,893

INCOME TAX EXPENSE (BENEFIT)(Note 6):
  Current                                         -          4       214
  Deferred                                   (   350)      242       572
        TOTAL INCOME TAX EXPENSE             (   350)      246       786

NET INCOME(LOSS)                            $(   736)  $   104  $  1,107

EARNINGS (LOSS) PER COMMON SHARE
  (Note 10)                                 $(   .97)  $   .14  $   1.45


The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Amounts in thousands, except per share data

                              Additional
                      Common   paid-in    Retained  Treasury
                       stock   capital    earnings   stock      Total
BALANCE:
  December 31, 1993    $750    $ 5,462    $ 24,160  $(13,174)  $ 17,198

  Purchase of 28,262
    shares of
    treasury stock       -          -           -    (   565)   (   565)

  Net income for 1994    -          -        1,107        -       1,107


BALANCE:
  December 31, 1994    $750    $ 5,462    $ 25,267  $(13,739)  $ 17,740

  Purchase of 2,500
    shares of
    treasury stock       -          -           -    (    50)   (    50)

  Net income for 1995    -          -          104        -         104


BALANCE:
  December 31, 1995    $750    $ 5,462    $ 25,371  $(13,789)  $ 17,794

  Purchase of 3,450
    shares of
    treasury stock       -          -           -    (    86)   (    86)

  Sale of 200 shares
    of treasury stock    -          -           -          5          5

  Net loss for 1996      -          -         (736)       -        (736)

BALANCE
  December 31, 1996    $750     $5,462     $24,635  $(13,870)  $ 16,977

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Amounts in thousands, except per share data
                                         1996       1995       1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers         $ 53,485   $ 51,577   $ 54,886
  Cash paid to suppliers and
    employees                           (47,064)   (44,249)   (47,329)
  Interest received                          68         75         77
  Interest paid                         ( 2,279)   ( 2,645)   ( 2,474)
  Income taxes paid                          -          -     (   172)
        NET CASH PROVIDED BY
          OPERATING ACTIVITIES            4,210      4,758      4,988

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
    and equipment                             6         70          4
  Proceeds from sale of bonds                -          25
  Purchase of property and equipment    ( 1,499)   ( 2,575)   ( 3,202)
        NET CASH USED IN
          INVESTING ACTIVITIES          ( 1,493)   ( 2,480)   ( 3,198)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of treasury stock        5         -          -
  Proceeds from long-term debt               -          -       4,574
  Principal payments on capital leases  (   623)   (   543)   (   475)
  Principal payments on long-term debt  ( 1,990)   ( 1,470)   ( 5,750)
  Purchase of treasury stock            (    86)   (    50)   (   565)
        NET CASH USED IN
          FINANCING ACTIVITIES          ( 2,694)   ( 2,063)   ( 2,216)

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                       23        215    (   426)

CASH AND CASH EQUIVALENTS, at
  beginning of the year                   2,959      2,744      3,170

CASH AND CASH EQUIVALENTS, at
  end of the year                      $  2,982   $  2,959   $  2,744

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Amounts in thousands, except per share data

                                                1996     1995     1994
RECONCILIATION OF NET INCOME (LOSS) TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income (loss)                          $(  736)  $   104  $ 1,107
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
  TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Depreciation and amortization              4,461     4,422    4,218
    (Gain) loss on sale and abandonment of
      property, equipment and improvements    (    8)   (   35)     167
    Provision for doubtful accounts               29         6       19
        (Increase) decrease in assets:
      Accounts receivable                         48    (  375)  (    3)
      Interest receivable                          6        -        -
      Inventories                             (   58)   (    7)      48
      Prepaid expenses                           309    (   14)     132
      Other assets                               467    (   79)  (  278)
Increase (decrease) in liabilities:
      Accounts payable                        (  364)      602   (  952)
      Checks issued against future deposits      330        -        -
      Accrued salaries                            87    (  208)      26
      Accrued liabilities                     (   11)      100   (   68)
      Deferred income tax                     (  350)      242      572
          TOTAL ADJUSTMENTS                    4,946     4,654    3,881

NET CASH PROVIDED BY OPERATING ACTIVITIES    $ 4,210   $ 4,758  $ 4,988

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF THE OPERATIONS AND BASIS OF ACCOUNTING

      The Company's wholly-owned subsidiary, Union Plaza Operating Company, operates hotel and gaming operations in downtown Las Vegas, Nevada. A substantial portion of the operating revenues of the Company's subsidiary is derived from gaming operations which are subject to extensive regulations in the State of Nevada by the Gaming Commission, the Gaming Control Board and local regulatory agencies. The Company does not anticipate any material changes in which the financial results are reported due to the adoption of new or proposed accounting pronouncements.

In 1994, the Company organized Union Plaza Experience, Inc. as a wholly owned subsidiary to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. Investment was $716,000 at December 31, 1996 and $1,135,000 at December 31, 1995. The Company has no other material important subsidiaries or operations.

Management believes that the Company's procedures for supervising casino operations, recording casino and other revenues and for granting credit comply in all material respects with applicable regulations.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements for 1996, 1995 and 1994 include the accounts of Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

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

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INCOME TAXES

          The Company and its subsidiaries file a consolidated federal income tax breturn. Deferred income taxes are provided to reflect the tax effect of timing differences between financial and tax reporting, principally related to depreciation, slot machine revenue, interest costs, accrued expenses, capitalization of leases, capitalization of property costs and write-down of facilities and other investments to estimated recoverable value. The Company accounts for the investment tax credit as a reduction of income tax expense in the year in which such credits are utilized. Carryforwards of this credit, as well as the tax effect of net operating loss carryforwards, are shown as a reduction to deferred income taxes.

NOTE 2 - CASH
The Company maintains cash balances in two financial institutions in Las Vegas, Nevada insured by the Federal Deposit Insurance Corporation up to $100,000. There are no uninsured balances at December 31, 1996 or December 31, 1995. Also included in cash are uninsured money market funds amounting to $230,000 and $16,000 at December 31, 1996 and December 31, 1995, respectively.
NOTE 3 - ACCOUNTS RECEIVABLE
      Accounts receivable consist of the following:
      Amounts in thousands

                                                    December 31,
                                                   1996       1995
        Casino                                  $ 595       $ 408
        Hotel                                     262         336
        Other                                      69         236
                                                  926         980
      Less allowance for
        doubtful accounts                          43          14
                                                $ 883       $ 966

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 4 - OTHER ASSETS

      Other assets consist of the following:
            Amounts in thousands
                                                       December 31,
                                                      1996      1995
        Expansion of gaming rights, less
          accumulated amortization of
          $628,000 and $587,000                     $   182   $   223
        Subordination of security interest
          in lease, less accumulated
          amortization of $810,000 and
          $783,000                                       -         27
        Net investment in direct financing
          lease, net of current portion
          (Note 8)                                      186       224
        Leasehold costs, less accumulated
          amortization of $374,000 and
          $359,000                                       65        80
        Investment in Fremont Street Experience
          (Note 13)                                     716     1,135
        Deposits and other                              613       638
                                                    $ 1,762   $ 2,327

NOTE 5 - ACCRUED LIABILITIES

        Accrued liabilities consist of the following:
           Amounts in thousands
                                                       December 31,
                                                      1996      1995
        Salaries and wages                          $ 1,083   $   848
        Union back wages                                 82       148
        Taxes, other than taxes on income               325       425
        Other                                           653       705
                                                    $ 2,143   $ 2,126

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 6 - INCOME TAXES

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

    Amounts in thousands
                                             1996      1995      1994
  Depreciation and respective
    gains                                   $ 112     $ 250     $ 304
  Capitalized leases                          141       115        93
  Net operating losses                       (664)     ( 90)       -
  Vacation and backpay                         28        31        65
  Tax credits                                (  4)        1       118
  Other                                        37      ( 65)     (  8)
                                            $(350)    $ 242     $ 572
The components of the net deferred tax liability at December 31, 1996 and 1995 under SFAS 109 are as follows:

                                             1996      1995
        Depreciation and
          amortization                    $ 5,909   $ 5,656
        Net operating loss                 (  754)   (   90)
        Tax credits                        (  872)   (  868)
        Other                              (  268)   (  333)
                                          $ 4,015   $ 4,365

      UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - INCOME TAXES (CONTINUED)

The Company has net operating loss and tax credit carryforwards at December 31, 1996 of approximately $2,217,000 and $414,000, respectively, with expiration dates through December 31, 2003.

Reconciliations between the actual tax expense and the amount computed by applying the U.S. Federal Income Tax rate to income before taxes are as follows:

        Amounts in thousands

                              1996              1995              1994
                                 Percent           Percent           Percent
                                    of                of                of
                                  pretax            pretax            pretax
                         Amount   income   Amount   income   Amount   income
Computed "expected"
  tax expense (benefit)  $(369)  (34.0%)   $ 119    34.0%    $ 644    34.0%

Increase (reduction)
  in tax resulting from:
    Other                   -       -          4     1.1%       -        -
    Nondeductible
      expenses              19     1.7%      123    35.1%      142     7.5%
ACTUAL TAX
  EXPENSE (BENEFIT)      $(350)  (32.3%)   $ 246    70.2%   $  786    41.5%

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 7 - LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1995 is as follows:

      Amounts in Thousands
                                                      December 31,
                                                   1996        1995

    Bank of America prime rate, payable in
      monthly installments of $158,265,
      including principal and interest, until
      July 6, 2004 at which time the entire
      balance plus accrued interest is due.
      The note is secured by a First Deed of
      Trust on land and building. (See Note 11)    $ 19,290    $ 21,280

    Less current portion                                320          39
                                                   $ 18,970    $ 21,241

Principal payments on long-term debt during the succeeding five years are as follows:

        1997                                       $    320
        1998                                            347
        1999                                            377
        2000                                            409
        2001                                            444
        Thereafter                                   17,393
                                                   $ 19,290

Interest on long-term debt was $1,651,000 in 1996, $1,938,000 in 1995 and $1,699,000 in 1994.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 8 - LEASES

The Company leases buildings and equipment under long-term agreements which are classified as capital leases. The lease with Exber Inc. (Note 11) covering the hotel and bus depot property expires in 2001. The hotel and bus depot property lease contains one renewal option of twenty-five years and four renewal options of ten years. The bus depot property is sublet to Greyhound Lines, Inc. under a lease expiring in 2001, with two ten-year renewal options available.

   Property and equipment includes the following property under capital leases by major classes:
        Amounts in thousands
                                                     December 31,
                                                   1996        1995

      Building                                   $ 9,242     $ 9,242

      Less accumulated amortization                8,441       8,265
                                                 $   801     $   977

Depreciation and amortization expense includes amortization of property under capital leases of $176,000, per year for 1996, 1995, and 1994.

Interest paid on property under capital leases was $627,000 for 1996, $706,000 for 1995 and $775,000 for 1994.

Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1996:

                                                 CAPITAL
                                                 LEASES
                                                (In thousands)
      1997                                      $ 1,250
      1998                                        1,250
      1999                                        1,250
      2000                                        1,250
      2001                                          729
          TOTAL MINIMUM LEASE PAYMENTS            5,729

      Less amount representing interest           1,490

      Present value of net minimum lease
        payments under capital leases             4,239
      Less current portion                          714

          OBLIGATIONS UNDER CAPITAL LEASES      $ 3,525

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

Rental expense for all operating leases are as follows:
   Amounts in thousands
                                              1996     1995     1994

      Parking lot leases                      $ 24     $ 72     $ 68
  SUBLEASES

The bus depot property under a capital lease is sublet as follows:
    Amounts in thousands
                                                       December 31,
                                                      1996     1995

          Minimum future rents receivable             $303     $369
          Less amount representing interest             79      112
          Minimum lease payments receivable            224      257
          Less current portion (included in
            accounts receivable)                        38       33
               Net investment in direct financing
                  lease (See Note 4)                  $186     $224

Other sublet rental property:

The Company rents building space to several retail stores under various short-term leases.

Income from these subleases, included in other income, for 1996, 1995, and 1994 was $191,000, $188,000 and $166,000, respectively.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 9 -EMPLOYEE BENEFIT PLANS

The Company contributes to a discretionary executive bonus plan. Contributions for 1996, 1995, and 1994 were $288,000, $247,000 and $414,000, respectively.

The Company also has a qualified profit sharing plan for eligible non-union employees. Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated interests in fund assets. Annual Contributions were $300,000 for 1996, 1995, and 1994.

The Company provides no postretirement benefits to employees subject to the requirements of Statement of Financial Accounting Standards No. 106 (SFAS 106) which requires accrual of expected cost of providing those benefits to an employee during the years that the employee renders service.


NOTE 10 - EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share is based on the weighted average number of shares of common stock outstanding during the years. Shares used for the computation on earning per common share are 760,623 in 1996, 762,448 in 1995 and 770,464 in 1994.


NOTE 11 - RELATED PARTIES

As of December 31, 1996, the Company holds a note payable to Exber, Inc., a 45.2% stockholder, in the amount of $19,290,000, payable in monthly installments of $158,265 including principal and interest until July 2004 when entire principal and accrued interest is due in full. Interest expense on loans from Exber, Inc. was $1,651,999, $1,938,177 and $1,568,240 for 1996,
1995, and 1994, respectively.

Exber, Inc. also leased to the Company land and buildings in Las Vegas, Nevada. Annual payments by the Company and its subsidiaries are approximately $1,250,000. The leases extend through 2001 with renewal options.


NOTE 12 - CONTINGENCIES

   The Company has contingent liabilities with respect to lawsuits and other matters arising in the ordinary course of business. In the opinion of management, no material liability exists with respect to these contingencies.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 13 - INVESTMENT IN FREMONT STREET EXPERIENCE

In 1994, the Company's wholly-owned subsidiary, Union Plaza Experience,
Inc., was organized to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. The Union
Plaza Experience, Inc. is entitled to one seat on the board of directors of the Fremont Street Experience Limited Liability Company at all times. The Company's 5.6% investment had been accounted for by the equity method whereby the investment is increased or decreased by their proportionate share of the investees net earnings or loss, which amounted to $753,000 and $46,000 fro the years 1996 and 1995 respectively. The investment at December 31, 1996 and 1995 was $716,000 and $1,135,000 respectively.

DIRECTORS AND EXECUTIVE OFFICERS


Directors

John D. Gaughan                                  Chairman of the Board

J.K. Houssels                                    Vice Chairman of the Board

Donald L. Dobson                                 Director

Larry Dolesh                                     Director

John P. Jones                                    Director

Michael Nolan                                    Director

R.G. Taylor                                      Director


                              Executive Officers

John D. Gaughan                                  Chief Executive Officer
                                                    President

Donald L. Dobson                                 Vice President/Corporate
                                                   Secretary

John P. Jones                                    Vice President/Treasurer

Larry Dolesh                                     Vice President

Michael Nolan                                    Vice President

Alan J. Woody                                    Controller

                             SPECIAL INFORMATION


SCOPE OF OPERATIONS

The Company operates the Union Plaza Hotel and Casino (Union Plaza) resort complex in downtown Las Vegas, Nevada.

The casino facilities offer a variety of games which generate approximately 60% of the gross revenue of the Company. The major games of chance featured by the Company's casino include craps, card room, blackjack ("21"), keno, slot machines, race and sports book, big six wheels, roulette, mini-baccarat and pai gow poker.

The food and beverage facilities account for approximately 16% of the Company's gross revenues. The room operation provides approximately 20% of gross revenue with retail shops, subleases, vending, interest on investments, and miscellaneous gains on the sale of assets accounting for the remaining 4%.

FORM 10-K

A copy of the Company's Annual Report of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Mr. John D. Gaughan, President, Union Plaza Hotel and Casino, Number One Main Street, P.O. Box 760, Las Vegas, Nevada 89125.

ANNUAL STOCKHOLDERS' MEETING

The annual meeting of Union Plaza Hotel and Casino, Inc. will be held on May 16, 1997, at the Center Stage Restaurant, Number One Main Street, Las Vegas, Nevada.

DIVIDENDS AND MARKET PRICE STATISTICS OF COMMON STOCK

The Company's stock is not traded on any securities exchange. A dividend of $.10 per share was paid to the stockholders of record on the shares of common stock outstanding on the last day of each quarter during 1981 and 1980. No dividends have been declared or paid since 1981.

AUDITORS

The Company's auditors are Gary V. Campbell, CPA, Ltd., 7440 West Sahara Avenue, Las Vegas, Nevada 89117.


             This report is prepared for the information of stockholders, employees, and other interested persons. It is not transmitted in connection with the sale of any security or offer to sell or offer to buy any security.