Form 10-K, Exhibit 13
period 1997-12-31
UNION PLAZA HOTEL & CASINO INC
filed 1998-03-31
CIK 87918

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                                     1997

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

  Consolidated balance sheets. . . . . . . . . . . . . . . . . . . . . 9-10

  Consolidated statements of operations  . . . . . . . . . . . . . . . . 11

  Consolidated statements of stockholders'
         equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

  Consolidated statements of cash flows. . . . . . . . . . . . . . . .13-14

  Notes to consolidated financial
         statements. . . . . . . . . . . . . . . . . . . . . . . . . .15-24

Directors and executive officers . . . . . . . . . . . . . . . . . . . . 25

Special information. . . . . . . . . . . . . . . . . . . . . . . . . . . 26

To Our Shareholders,

1997 was a very difficult year for the Union Plaza as the operating conditions throughout downtown Las Vegas continued to deteriorate in the face of increasing competition in this market. For the year, we had a net loss of $3,644,000, including $471,000 in losses attibuted to the Fremont Street Experience.

As the Las Vegas valley continues its ever expanding growth, our customer is increasingly drawn from our property to see and become active in the many different attractions offered to them. Since our Company is unable to offer the entertainment and amenities of the mega-resorts, we understand the need to improve the level of service and friendliness in our casino to make our customers want to stay and play with us.

Our on-going market program is centered on building our niche of customers who frequent Las Vegas two or more times per year. We want that customer to return to our establishment each visit and to have and enjoyable gambling experience in a comfortable environment. Utilizing our slot promotion campaign, I am pleased to report that our Company was able to keep the percentage of rooms occupied above 90% during 1997, despite the abundance of hotel rooms in the valley. Unfortunately, the high level of occupancy did not equate into satisfaction with our casino results. For the year, our casino results continued to decline as they have fallen to 67% of net revenues from 70% reported two years ago.

Despite the disappointing results recorded for 1997, we are not discouraged. Towards the end of 1997, we began reviewing our operating strategy and took several steps to improve our casino image. We added various new games on the casino floor that appeal to the tourist and locals alike. These new games are performing better than expected and we are now looking at more of these games to enhance our floor mix. Changes were also made in the beverage department to provide products that our customers have been asking for while keeping our prices at the lowest levels downtown. In a program that seems to be generating more casino traffic, our show producer has recently begun aggressively pricing his nightly show, appealing to our room guests and those persons crossing the street from the Fremont Street Experience. We also welcome Irving K. Epstein to our Board of Directors. Mr. Epstein joins our Board with a vast amount of gaming experience and we look forward to his involvement with our Company.

In closing, I would like to thank each and everyone of you for continued support as we look forward to improved operating conditions in 1998 and beyond. On behalf of the Union Plaza, I would also like to extend my regrets to the family of the late General R.G. Taylor who passed away during this past year. General Taylor's presence on the Board will be missed.

Please make plans to join us on May 15, 1998 at 10:00am in the Center Stage Restaurant for the annual meeting of shareholders.


                                             Sincerely,




                                             /s/ JOHN D. GAUGHAN
                                             John D. Gaughan
                                             Chairman of the Board

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
                      1997       1996       1995        1994         1993
Net revenues      $ 48,015   $ 53,332    $ 51,999    $ 54,689    $ 57,238
Casino operating
  revenue           32,135     36,292      36,558      38,864      40,039

Net income
  (loss)            (3,644)      (736)        104       1,107       1,784

Total assets        45,192     49,317      53,163      54,386      55,917

Long-term
  obligations       26,079     26,510      29,845      31,498      30,888

Stockholders'
  equity            13,331     16,977      17,794      17,740      17,198

Earnings (loss)
  per common
  share           $ (4.80)   $  (.97)    $    .14    $   1.45   $    2.25

Cash dividends
  declared
  common share    $    -0-   $    -0-    $    -0-    $    -0-   $     -0-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

This discussion and analysis should be reviewed with the financial statements, notes and the special information.

1997 COMPARED TO 1996

Gross revenues for the Company were $55.3 million in 1997 compared to $60.7 million in 1996, a decrease of $5.4 million (8.9%). The decrease in revenues is attributed to a $4.2 million (11.5%) decline in casino win and nearly
$1.0 million decline in hotel revenues during 1997.

The Company's operating loss was $2.2 million in 1997 compared to operating income of $1.9 million in 1996. The operating loss is attributed to a nearly 9% loss in revenues while operating expenses declined by only 2.3%. Virtually all segments of the Company's operation suffered from a decline in customer traffic during the year. In addition to the increased competition from the new and larger hotel and casino operations, it appears as if the Fremont Street Experience is impacting the customer traffic in the casino greater than previously estimated. During 1997, the hotel occupancy levels remained above 90%; however, it was apparent that many of those room guests were not staying in the casino to gamble. Despite occupancy levels slightly higher than downtown as a whole, hotel guests were drawn from the casino to look at the Fremont Street Experience (see note 13) and visit other casinos with "must see" attractions. Despite being a partner in the Fremont Street Experience , Management is convinced that the attraction is detrimental to its business.


OPERATING EXPENSES

In connection with the decline in revenues, Management was able to reduce operating expenses in all areas except the food and beverage and room sectors which were adversely affected by higher payroll costs associated with Culinary Union pay raises over the comparable period. Food and beverage expenses rose $300,000 (2.1%) and room expenses rose by $60,000 (1.1%). Casino expenses fell from $14.7 million to $14.1 million (4.1%) during the year due to a reduction in the expenses relating to the decline in business activity. Promotional, advertising and entertainment costs all fell slightly compared to the same period in 1996 as management adhered to basically the same promotional programs and retained the same entertainment schedules in 1997.

OTHER EXPENSES

Utility and maintenance costs declined by $250,000 during the year as electricity fell over $200,000. Amortization and depreciation expenses declined by $367,000 in 1997 compared to those expenses recorded in the prior year. Interest expense also declined nearly $100,000 in the period as the result of an aggressive debt reduction strategy in the first half of 1996.

PROVISION (BENEFIT) FOR INCOME TAXES

The Company's effective tax rate was (24.8%) and (32.3%) for the years 1997 and 1996 respectively. The actual tax benefit due to net operating loss carryforwards at December 31, 1997 were $1,198,000 and $350,000 at December 31, 1996.

NET INCOME (LOSS)

As a result of the factors defined above, the Company reported a net loss of $3,644,000 for the year ended December 31, 1997 compared to a net loss of $736,000 for the year ended December 31, 1996.

1996 COMPARED TO 1995

Gross revenues at the Company's hotel and casino were $60,728,000 in 1996 which reflects an increase of $987,000 or 2% when compared to 1995.
The increase in revenues is credited primarily to the Company's food, beverage and hotel operations. Higher occupancy levels and increased food and beverage sales are attributed to the completion of the "Fremont Street Experience" or FSE (See Note 13). It is the Company's opinion that the end of construction has had a greater impact on the revenues than the benefit of the Fremont Street Experience project itself. Hotel occupancy rates increased 5.4% to 95.3% compared to 89.9% for all of 1995. The increased occupancy levels resulted in nearly 50,000 more guests staying in the hotel during 1996 which is only 22,000 more guests than stayed in the Company's hotel in 1994. These hotel guests have consequently resulted in higher food and beverage sales at the facility for 1996. The increased customer base also had a positive impact on "other income" during the year with liquor and gift shops sales rising $46,000 or 4.3%. Casino revenues fell by 1% or $266,000 during 1996 following two years where casino revenues fell by more than two million dollars annually. Live table games revenue declined by $1.1 million or 12% during the year with a 16% decline in twenty-one revenue. The Company adopted a tightened promotional policy during the first half of 1996 in an effort to reduce complimentary expense. While the tightened policy succeeded in reducing promotional allowances by $346,000 or 5%, the overall result was a sharp decline in live table games play. Card room revenues increased by $151,000 or 12.5% in the period benefiting from an 18% or $163,000 increase in poker revenue while pan revenues fell by $12,000. The use of progressive jackpots in the card room appears to be an attractive proposition for new and existing poker players. The Company recorded a slight decrease overall in the counter games sector. Sport book revenues increased by a small margin while race book and keno revenues each declined slightly. Slot operations were the main beneficiary of increased traffic early in 1996. Revenues from the video slot machines rose by $611,000 or 2.6%, during the period.

During 1996 the Company recorded significantly higher operational expenses of $2,425,000 or 5% as the result of higher costs associated with food and beverage and hotel operations. Food and beverage costs increased by $1,870,000 or 15% during the period. The rise in food and beverage costs are the result of two factors including an overall higher cost-of-sales expense as well as increased payroll costs. Payroll costs soared $1,186,000 or 15% due to increased business and higher contractual union wages for most all employees in those areas. Cost-of-sales increased by $659,000 or 17% compared to last year due to higher volume and general inflation on high volume items used in the Company's three restuarants. The hotel results also reflected higher operating costs compared to 1995 due primarily to increased payroll costs associated with union wage hikes for guest room attendants.

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


LIQUIDITY AND CAPITAL RESOURCES

The Company had total cash assets of $3.1 million (6.9% of total assets) at December 31, 1997 and $3.0 million (6.1%) at December 31, 1996. The ratio of current assets to current liabilities was .9 to 1 for both 1997 and 1996 Long-term debt, including current maturities, increased from $19.3 million to $20.5 million during 1997. The ratio of long-term debt to equity was 1.5 to 1 at December 31, 1997 compared to 1.1 to 1 at December 31, 1996.

As of December 31, 1997, the Company had outstanding receivables of $821,000 compared to $883,000 at December 31, 1996. The difference is attributed to a $83,000 decline in casino receivables resulting from less credit play in the Company's casino during 1997. Inventories of food, beverage and supplies declined by $67,000 due in part to the write-off of inventory which was used in slot promotions and other giveaways at the casino. The Company's other asset balance fell $521,000 in 1997 due primarily to the fact that only $386,000 was invested in the Fremont Street Experience during 1997 compared to $716,000 in 1996, and, the reduction in gaming rights and direct financing lease assets resulting from amortization of those assets.

Current liabilities fell 1% or $48,000 from $5,830,000 in 1996 to $5,782,000 in 1997. Long-term capital lease obligations declined significantly as maturity of these obligations approaches in the year 2001. Deferred tax liabilities declined by over $1 million in 1997 as a result of the operating loss recorded for the year. Retained earnings and stockholders' equity both declined representative of the poor operating results in 1997.

During the year ended December 31, 1997 the Company generated operating cash flows of $54,000 compared to $4,210,000 for the same period 1996. Operating cash flows for 1997 were affected by the sharp decline in revenues reported for the Company's casino. In connection with the decline in operating cash flows, management sharply reduced capital expenditures during 1997 from $1,499,000 to $461,000 (69.2%) and was also forced to borrow $1,483,000 to meet existing lease and debt obligations. The Company was able to borrow from its majority shareholder, Exber, Inc., providing the necessary liquidity to meet operating requirements.

Management continues to believe that maintaining a high level of room occupancy is a key factor in increasing revenues. Management aggressively prices the hotel rooms to maintain the maximum level of occupancy while targeting a customer that may have less interest in sight-seeing and prefers staying downtown versus the strip. Several operational strategies have been enacted at the end of 1997 which are anticipated to increase revenues and improve cash flows during 1998 and beyond. Management is working with the existing show producer to market the nightly revue more aggressively and bring more customers into our facility. Several popular participating slot machine system games have been ordered which will provide popular gaming attraction without any capital investment by the Company. Management also continues to seek other sources of income to supplement operations including office and retail space rental, advertising space, and other types of lease and commission agreements with various vendors.

Management believes that the Company will continue to provide positive operating cash flows in 1998 and beyond, however, if the Company is unable to improve revenues, it may be unable to retire the existing long-term debt obligation on the July 6, 2004 due date. Should the operating conditions continue to weaken or deteriorate further in the short-term, the Company may be forced to borrow additional funds and re-negotiate the terms of long-term debt agreement with its debtor, Exber, Inc. While there are no assurances that such an agreement with Exber, Inc. Could be reached, management is confident that it is in the best interest of its majority shareholder to provide financing and terms that are beneficial to the Company as needed. There has been no indication that Exber, Inc. would not provide said financing as needed for the Company to remain a viable entity.

The Company is exposed to various factors that could and will likely have an adverse impact on earnings and cash flow in the near future. The impact of increasing competition in the Las Vegas Valley with newer and bigger casinos and attractions currently under construction and increasing numbers of local taverns and bars are all factors that affect the Company's business. The legalization of gambling in other jurisdictions in the United States, inflation, changes in the regulatory environment, along with the possibility of a nationwide recession could each bring financial hardship on the Company. As a result of these factors, management is unable to accurately predict future profitability at the Company's hotel and casino.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information included in the 10-K and other materials filed by the Company with the Securities and Exchange Commission contains statements that are forward-looking, such as statements relating to plans for capital spending , financing sources and effects of regulation and competition. Such forward-looking statements involve important risks and uncertainties that could significantly affect anticipated results in the future, and accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

Due to the fact that shares in the Company are closely held and there is virtually no trading in the common shares, the performance graph has been omitted from this filing.

                   UNION PLAZA HOTEL AND CASINO, INC.
                          AND SUBSIDIARIES

                   CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                 AND

                     INDEPENDENT AUDITORS' REPORT

                         INDEPENDENT AUDITORS' REPORT



The Stockholders and
  Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated balance sheets of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.




Gary V. Campbell, CPA, Ltd.



Las Vegas, Nevada
February 5, 1998
                    UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                      AND

                         INDEPENDENT AUDITORS' REPORT

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

Amounts in thousands, except per share data

ASSETS
                                               1997       1996
CURRENT ASSETS:
  Cash                                        $   3,135   $  2,982
  Accounts receivable (Note 3)                      821        883
  Inventories of food, beverage
    and supplies                                    267        334
  Prepaid expenses                                  979        997
       TOTAL CURRENT ASSETS                       5,202      5,196



PROPERTY AND EQUIPMENT (Note 8):
  Land                                            7,012      7,012
  Buildings                                      56,794     56,746
  Leasehold improvements                          3,514      3,484
  Furniture and equipment                        34,304     34,176
                                                101,624    101,418
  Less accumulated depreciation
   and amortization                              63,069     59,253
       NET PROPERTY AND EQUIPMENT                38,555     42,165



OTHER ASSETS (Note 4)                             1,435      1,956


                                               $ 45,192   $ 49,317



The accompanying notes to consolidated financial statements are an integral part of these financial statements.

       UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996


LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                                   1997        1996
CURRENT LIABILITIES:
  Accounts payable                               $  2,745   $  2,323
  Accrued liabilities (Note 5)                      2,058      2,143
  Checks issued against future deposits                -         330
  Current portion of long-term debt (Note 7)          161        320
  Current portion of obligations under
   capital leases (Note 8)                            818        714
      TOTAL CURRENT LIABILITIES                     5,782      5,830

LONG-TERM DEBT - related party,
 less current portion (Note 7)                     20,359     18,970

OBLIGATIONS UNDER CAPITAL LEASES - related party,
  less current portion (Note 8)                     2,707      3,525

DEFERRED INCOME TAXES (Note 6)                      3,013      4,015
                                                   31,861     32,340

COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)        -          -

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value; authorized
   20,000,000 shares; issued 1,500,000 shares;
   outstanding 758,419 shares and 758,469
   shares at December 31, 1997 and 1996,
   respectively                                       750        750
  Additional paid-in capital                        5,462      5,462
  Retained earnings                                20,991     24,635
                                                   27,203     30,847
  Less treasury stock, at cost, 741,581 shares
   and 741,531 shares at December 31, 1997
   and 1996, respectively                          13,872     13,870
       TOTAL STOCKHOLDERS' EQUITY                  13,331     16,977

                                                 $ 45,192   $ 49,317

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

       UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Amounts in thousands, except per share data
                                            1997       1996       1995
REVENUES:
  Casino                                    $ 32,135  $ 36,292  $ 36,558
  Food and beverage                            9,515     9,799     8,953
  Rooms                                       11,472    12,293    11,971
  Other                                        2,261     2,344     2,259
        GROSS REVENUES                        55,383    60,728    59,741
  Less promotional allowances                  7,368     7,396     7,742

        NET REVENUES                          48,015    53,332    51,999

OPERATING EXPENSES:
  Casino                                      14,089    14,726    14,843
  Food and beverage                           14,674    14,369    12,499
  Rooms                                        5,771     5,710     5,143
  General and administrative                   3,876     4,036     4,245
  Entertainment                                  619       648       595
  Advertising and promotion                      385       414       344
  Utilities and maintenance                    5,480     5,735     5,637
  Depreciation & amortization                  4,094     4,461     4,422
  Provision for doubtful accounts                 33        65         6
  Other costs and expenses                     1,218     1,284     1,289
        TOTAL OPERATING EXPENSES              50,239    51,448    49,023

        OPERATING INCOME (LOSS)               (2,224)    1,884     2,976

OTHER INCOME (EXPENSE):
  Interest income                                 39        62        65
  Interest expense - related party            (2,186)   (2,279)   (2,645)
  Investment in Fremont
    Street Experience (Note 13)               (  471)   (  753)   (   46)
        TOTAL OTHER INCOME (EXPENSE)          (2,618)   (2,970)   (2,626)

        INCOME(LOSS) BEFORE
          INCOME TAX EXPENSE                  (4,842)   (1,086)      350

INCOME TAX EXPENSE (BENEFIT)(Note 6):
  Current                                     (  196)       -          4
  Deferred                                    (1,002)   (  350)      242
        TOTAL INCOME TAX EXPENSE(BENEFIT)     (1,198)   (  350)      246

NET INCOME(LOSS)                             $(3,644)  $(  736) $    104

EARNINGS (LOSS) PER COMMON SHARE
  (Note 10)                                  $( 4.80)  $(  .97) $    .14

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Amounts in thousands, except per share data

                              Additional
                      Common   paid-in    Retained  Treasury
                       stock   capital    earnings   stock      Total
BALANCE:
  December 31, 1994    $750    $ 5,462    $ 25,267  $(13,739)  $ 17,740

  Purchase of 2,500
    shares of
    treasury stock       -          -           -    (    50)   (    50)

  Net income for 1995    -          -          104        -         104


BALANCE:
  December 31, 1995    $750    $ 5,462    $ 25,371  $(13,789)  $ 17,794

  Purchase of 3,450
    shares of
    treasury stock       -          -           -    (    86)   (    86)

  Sale of 200 shares
    Of treasury stock    -          -           -          5          5

  Net income for 1996    -          -         (736)       -        (736)


BALANCE:
  December 31, 1996    $750    $ 5,462    $ 24,635  $(13,870)  $ 16,977

  Purchase of 50
    shares of
    treasury stock       -          -           -    (     2)   (     2)


  Net loss for 1997      -          -       (3,644)       -      (3,644)

BALANCE
  December 31, 1997    $750     $5,462     $20,991  $(13,872)  $ 13,331

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Amounts in thousands, except per share data
                                         1997       1996       1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers         $ 48,062   $ 53,485   $ 51,577
  Cash paid to suppliers and
    employees                           (46,025)   (47,064)   (44,249)
  Interest received                          59         68         75
  Interest paid - related party         ( 2,186)   ( 2,279)   ( 2,645)
  Income taxes received                     144         -          -
        NET CASH PROVIDED BY
          OPERATING ACTIVITIES               54      4,210      4,758

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
    and equipment                            21          6         70
  Proceeds from sale of bonds                25         -          25
  Purchase of property and equipment    (   461)   ( 1,499)   ( 2,575)
        NET CASH USED IN
          INVESTING ACTIVITIES          (   415)   ( 1,493)   ( 2,480)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of treasury stock       -           5         -
  Proceeds from long-term debt            1,483         -          -
  Principal payments on capital leases  (   714)   (   623)   (   543)
  Principal payments on long-term debt  (   253)   ( 1,990)   ( 1,470)
  Purchase of treasury stock            (     2)   (    86)   (    50)
        NET CASH USED IN
          FINANCING ACTIVITIES              514    ( 2,694)   ( 2,063)

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                      153         23        215

CASH AND CASH EQUIVALENTS, at
  beginning of the year                   2,982      2,959      2,744

CASH AND CASH EQUIVALENTS, at
  end of the year                      $  3,135   $  2,982   $  2,959

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Amounts in thousands, except per share data

                                                1997     1996     1995
RECONCILIATION OF NET INCOME (LOSS) TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income (loss)                          $(3,644)  $ ( 736) $   104
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
  TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Depreciation and amortization              4,094     4,461    4,422
    (Gain) loss on sale and abandonment of
      property, equipment and improvements    (    3)   (    8)  (   35)
    Equity investment loss                       471       702       -
    Provision for doubtful accounts           (   15)       29        6
        (Increase) decrease in assets:
      Accounts receivable                         57        48   (  375)
      Interest receivable                         20         6       -
      Inventories                                 67    (   58)  (    8)
      Prepaid expenses                            18       309   (   14)
      Other assets                            (   16)   (  235)  (   78)
Increase (decrease) in liabilities:
      Accounts payable                           422    (  364)     602
      Checks issued against future deposits   (  330)      330       -
      Accrued salaries                           140        87   (  208)
      Accrued liabilities                     (  225)   (   11)     100
      Deferred income tax                     (1,002)   (  350)     242
          TOTAL ADJUSTMENTS                    3,698     4,946    4,654

NET CASH PROVIDED BY OPERATING ACTIVITIES    $    54   $ 4,210  $ 4,758

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

In 1994, the Company organized Union Plaza Experience, Inc. as a wholly owned subsidiary to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. Investment was $386,000 at December 31, 1997 and $716,000 at December 31, 1996. The Company has no other material important subsidiaries or operations.

Management believes that the Company's procedures for supervising casino operations, recording casino and other revenues and for granting credit comply in all material respects with applicable regulations.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements for 1997, 1996 and 1995 include the accounts of Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

CASINO REVENUE AND RECEIVABLES

In accordance with common industry practice, the Company recognizes as casino revenue the net win (which is the difference between amounts wagered and amounts paid to winning patrons) from gaming activities. Credit is extended to certain casino customers and the Company records all unpaid advances as casino receivables on the date credit was granted. Allowances for estimated uncollectible casino receivables are provided to reduce these receivables to amounts anticipated to be collected. The Company does not believe it is subject to any unusual credit risk beyond the normal risk attendant to operating its business.

PROMOTIONAL ALLOWANCES

Gross revenues include the retail value of complimentary food, beverage and hotel services furnished to customers. The retail value of these promotional allowances is deducted to arrive at net revenues.

      UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

Based on the borrowing rates currently available to the Company, the carrying value of notes payable and long-term debt, approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


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

      The Company maintains cash balances in two financial institutions in Las Vegas, Nevada insured by the Federal Deposit Insurance Corporation up to $100,000 . Uninsured balances at December 31, 1997 and December 31, 1996 are $185,000 and $-0- respectively. Also included in cash are uninsured money market funds amounting to $18,000 and $230,000 at December 31, 1997 and December 31, 1996, respectively.


NOTE 3 - ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following:
      Amounts in thousands
                                                    December 31,
                                                   1997       1996
        Casino                                  $ 512       $ 595
        Hotel                                     277         262
        Other                                      60          69
                                                  849         926
      Less allowance for
        doubtful accounts                          28          43
                                                $ 821       $ 883

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 4 - OTHER ASSETS

      Other assets consist of the following:
            Amounts in thousands
                                                       December 31,
                                                      1997      1996
        Expansion of gaming rights, less
          accumulated amortization of
          $668,000 and $628,000                     $   142   $   182
        Subordination of security interest
          in lease, less accumulated
          amortization of $810,000 and
          $810,000                                       -         -
        Net investment in direct financing
          lease, net of current portion
          (Note 8)                                      143       186
        Leasehold costs, less accumulated
          amortization of $389,000 and
          $374,000                                       50        65
        Investment in Fremont Street Experience
          (Note 13)                                     386       716
        Deposits and other                              714       807
                                                    $ 1,435   $ 1,956

NOTE 5 - ACCRUED LIABILITIES

        Accrued liabilities consist of the following:
           Amounts in thousands
                                                       December 31,
                                                      1997      1996
        Salaries and wages                          $ 1,224   $ 1,083
        Union back wages                                 48        82
        Taxes, other than taxes on income               396       325
        Other                                           390       653
                                                    $ 2,058   $ 2,143

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

The sources of those timing differences and the current tax effect of each were as follows:

    Amounts in thousands
                                             1997      1996      1995
  Depreciation and respective
    gains                                 $    59   $   112   $   250
  Capitalized leases                          170       141       115
  Net operating losses                     (1,477)     (664)      (90)
  Vacation and backpay                     (    9)       28        31
  Tax credits                              (  249)     (  4)        1
  Valuation Allowance                         513        -         -
  Other                                    (    9)       37      ( 65)
                                          $(1,002)  $  (350)  $   242


The components of the net deferred tax liability at December 31, 1997 and 1996 under SFAS 109 are as follows:
                                             1997      1996
        Depreciation and
          amortization                    $ 6,137   $ 5,909
        Net operating loss                 (2,206)   (  754)
        Tax and AMT credits, net           (  633)   (  872)
        Other                              (  285)   (  268)
                                          $ 3,013   $ 4,015

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 6 - INCOME TAXES (CONTINUED)

The Company has net operating loss and tax credit carryforwards at December 31, 1997 of approximately $6,488,000 and $673,000, respectively, with expiration dates through December 31, 2012. Tax credits were used to reduce federal income taxes for the year in which they occur.

Reconciliations between the actual tax expense (benefit) and the amount computed by applying the U.S. Federal Income Tax rate to income (loss) before taxes are as follows:

        Amounts in thousands
                              1997              1996              1995
                                 Percent           Percent           Percent
                                    of                of                of
                                  pretax            pretax            pretax
                         Amount   income   Amount   income   Amount   income
Computed "expected"
  tax expense(benefit) $(1,646)  (34.0%)   $(369)  (34.0%)   $ 119    34.0%

Increase (reduction)
  in tax resulting from:
    Tax credits         (  110)  ( 2.3%)      -       -         -        -
    Valuation allowance    513    10.6%
    Other               (    3)  (  .1%)      -       -          4     1.1%
    Nondeductible
      expenses              48       1%       19     1.7%      123    35.1%
ACTUAL TAX
  EXPENSE (BENEFIT)    $(1,198)  (24.8%)   $(350)  (32.3%)   $ 246    70.2%

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 7 - LONG-TERM DEBT

Long-term debt at December 31, 1997 and 1996 is as follows:

      Amounts in Thousands
                                                      December 31,
                                                   1997        1996
    Bank of America prime rate, payable in
      monthly installments of $158,265,
      including principal and interest, until
      July 6, 2004 at which time the entire
      balance plus accrued interest is due.
      The note is secured by a First Deed of
      Trust on land and building. (See Note 11)    $ 20,520    $ 19,290

    Less current portion                                161         320
                                                   $ 20,359    $ 18,970

Principal payments on long-term debt during the succeeding five years are as follows:

        1998                                       $    161
        1999                                            175
        2000                                            191
        2001                                            208
        2002                                            226
        Thereafter                                   19,559
                                                   $ 20,520

Interest on long-term debt was $1,650,000 in 1997, $1,651,000 in 1996 and $1,938,000 in 1995.
      UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

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

   Property and equipment includes the following property under capital leases by major classes:
        Amounts in thousands
                                                     December 31,
                                                   1997        1996
      Building                                   $ 9,242     $ 9,242

      Less accumulated amortization                8,617       8,441
                                                 $   625     $   801

Depreciation and amortization expense includes amortization of property under capital leases of $176,000, per year for 1997, 1996, and 1995.

Interest paid on property under capital leases was $536,000 for 1997, $627,000 for 1996 and $706,000 for 1995.

Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1997:

                                                 CAPITAL
                                                 LEASES
                                                (In thousands)
      1998                                      $ 1,250
      1999                                        1,250
      2000                                        1,250
      2001                                          729
          TOTAL MINIMUM LEASE PAYMENTS            4,479

      Less amount representing interest             954

      Present value of net minimum lease
        payments under capital leases             3,525
      Less current portion                          818

          OBLIGATIONS UNDER CAPITAL LEASES      $ 2,707

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 - LEASES (CONTINUED)

Rental expense for all operating leases are as follows:
   Amounts in thousands
                                              1997     1996     1995
      Parking lot leases                      $ 24     $ 24     $ 72

  SUBLEASES

The bus depot property under a capital lease is sublet as follows:
    Amounts in thousands
                                                       December 31,
                                                      1997     1996
          Minimum future rents receivable             $236     $303
          Less amount representing interest             50       79
          Minimum lease payments receivable            186      224
          Less current portion (included in
            accounts receivable)                        43       38
               Net investment in direct financing
                  lease (See Note 4)                  $143     $186

     Other sublet rental property:

The Company rents building space to several retail stores under various short-term leases.

Income from these subleases, included in other income, for 1997, 1996, and 1995 was $313,000, $298,000 and $188,000, respectively.

      UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 9 -EMPLOYEE BENEFIT PLANS

The Company contributes to a discretionary executive bonus plan. Contributions for 1997, 1996, and 1995 were $-0-, $288,000 and $247,000, respectively.

The Company also has a qualified profit sharing plan for eligible non-union employees. Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated interests in fund assets. Annual Contributions were $-0-,$300,000,$300,000 for 1997, 1996, and 1995, respectively.

The Company provides no post-retirement benefits to employees subject to the requirements of Statement of Financial Accounting Standards No. 106 (SFAS 106) which requires accrual of expected cost of providing those benefits to an employee during the years that the employee renders service.


NOTE 10 - EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share is based on the weighted average number of shares of common stock outstanding during the years. Shares used for the computation on earning per common share are 758,420 in 1997, 760,623 in 1996 and 762,448 in 1995.


NOTE 11 - RELATED PARTIES

As of December 31, 1997, the Company holds a note payable to Exber, Inc., a 45.2% stockholder, in the amount of $20,520,000, payable in monthly installments of $158,265 including principal and interest until July 2004 when entire principal and accrued interest is due in full. Interest expense on loans from Exber, Inc. was $1,650,000, $1,651,000 and $1,938,000 for 1997,
1996, and 1995, respectively.

Exber, Inc. also leased to the Company land and buildings in Las Vegas, Nevada. Annual payments by the Company and its subsidiaries are approximately $1,250,000. The leases extend through 2001 with renewal options.


NOTE 12 - CONTINGENCIES

   The Company has contingent liabilities with respect to lawsuits and other matters arising in the ordinary course of business. It is estimated that the adverse effect of these lawsuits will not exceed $350,000.
      UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 13 - INVESTMENT IN FREMONT STREET EXPERIENCE


In 1995, the Company's wholly-owned subsidiary, Union Plaza Experience,
Inc., was organized to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. The Union Plaza Experience, Inc. is entitled to one seat on the board of directors of the Fremont Street Experience Limited Liability Company at all times. The Company's 5.9% investment had been accounted for by the equity method whereby the investment is increased or decreased by their proportionate share of the investees net earnings or loss, which amounted to losses of $471,000 and $753,000 for the years 1997 and 1996 respectively. The investment at December 31, 1997 and 1996 was $386,000 and $716,000 respectively.


NOTE 14 - RECLASSIFICATIONS


Certain items in the 1996 statement have been reclassified to comform to current year classifications. Such reclassifications had no material effect on previously reported net income.

DIRECTORS AND EXECUTIVE OFFICERS


Directors

John D. Gaughan                                  Chairman of the Board

J.K. Houssels                                    Vice Chairman of the Board

Donald L. Dobson                                 Director

Larry Dolesh                                     Director

John P. Jones                                    Director

Michael Nolan                                    Director

Irving K. Epstein                                Director


                              Executive Officers

John D. Gaughan                                  Chief Executive Officer/
                                                    President

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

                                   SPECIAL INFORMATION


SCOPE OF OPERATIONS

The Company operates the Union Plaza Hotel and Casino (Union Plaza) resort complex in downtown Las Vegas, Nevada.

The casino facilities offer a variety of games which generate approximately 58% of the gross revenue of the Company. The major games of chance featured by the Company's casino include craps, card room, blackjack ("21"), keno, slot machines, race and sports book, roulette, baccarat and pai gow poker.

The food and beverage facilities account for approximately 17% of the Company's gross revenues. The room operation provides approximately 21% of gross revenue with retail shops, subleases, vending, interest on investments, and miscellaneous gains on the sale of assets accounting for the remaining 4%.

FORM 10-K

A copy of the Company's Annual Report of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Mr. John D. Gaughan, President, Union Plaza Hotel and Casino, Number One Main Street, P.O. Box 760, Las Vegas, Nevada 89125.

ANNUAL STOCKHOLDERS' MEETING

The annual meeting of Union Plaza Hotel and Casino, Inc. will be held on May 15, 1998, at the Center Stage Restaurant, Number One Main Street, Las Vegas, Nevada.

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