Form 10-K, Exhibit 13
period 1998-12-31
UNION PLAZA HOTEL & CASINO INC
filed 1999-03-31
CIK 87918

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                                     1998

                                ANNUAL REPORT

                              TABLE OF CONTENTS



                                                                       Page

Letter to Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . .1

Selected financial data. . . . . . . . . . . . . . . . . . . . . . . . . .2

Management's discussion and analysis of
  financial condition and results of
  operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3-6

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .7

Financial Statements:

  Consolidated balance sheets. . . . . . . . . . . . . . . . . . . . . .8-9

  Consolidated statements of operations  . . . . . . . . . . . . . . . . 10

  Consolidated statements of stockholders'
         equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

  Consolidated statements of cash flows. . . . . . . . . . . . . . . .12-13

  Notes to consolidated financial
         statements. . . . . . . . . . . . . . . . . . . . . . . . . .14-23

Directors and executive officers . . . . . . . . . . . . . . . . . . . . 24

Special information. . . . . . . . . . . . . . . . . . . . . . . . . . . 25

To Our Shareholders,

The 1998 operating results for the Union Plaza Hotel & Casino proved to be very disappointing. Saddled in the midst of an extremely competitive market, the Plaza suffered heavily along with the rest of Downtown Las Vegas. We had a net loss of $5,002,000 including a $790,000 loss on the Fremont
Street Experience. With these losses in mind and the feeling that the Fremont Street Experience is detrimental to our business the Plaza has withdrawn from the Fremont Street Experience.

The openings of the new mega-resorts on the strip and the expanding neighborhood casinos have made it difficult to keep customers on the property. They are being drawn out to see the new attractions offered to them. As in the past, we feel our market niche is the person who visits
Las Vegas two or more times per year. If we want those customers to return to the Plaza we must make certain the enjoy their stay here. However, the occupancy rate for 1998 was 89% while for 1997 it was 92%. For this reason, we feel the need to improve our level of service and friendliness in order to keep our hotel customers in the casino. If we want the customer to return to the Plaza, we must make certain that they enjoy their stay here. We want the customer to feel welcome and comfortable at the Plaza!

Looking ahead to 1999 and beyond, we have asked Director Irving K. Epstein to take a more active role in the day-to-day operations. Mr. Epstein has already made several customer-oriented improvements to the hotel and casino and has everyone motivated to "pitch-in" in order to propel the Plaza back to profitability.

In short, although the Plaza is currently experiencing difficult times, we feel confident we can turn it around and have already taken steps in that direction. To close, I would like to thank all of you for your continued support as we look forward to the future.

Please make plans to join us on May 21, 1999 at 10:00 A.M. in the Center Stage Restaurant for the annual meeting of shareholders.


                                             Sincerely,




                                             /s/ JOHN D. GAUGHAN
                                             John D. Gaughan
                                             Chairman of the Board

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
                      1998       1997       1996        1995         1994
Net revenues      $ 45,850    $ 48,015   $ 53,332    $ 51,999    $ 54,689
Casino operating
  revenue           30,866      32,135     36,292      36,558      38,864

Net income
  (loss)            (5,002)     (3,644)      (736)        104       1,107

Total assets        41,539      45,192     49,317      53,163      54,386

Long-term
  obligations       20,558      26,079     26,510      29,845      31,498

Stockholders'
  equity            8,304       13,331     16,977      17,794      17,740

Earnings (loss)
  per common
  share           $ (6.60)    $ (4.80)   $  (.97)    $    .14    $   1.45

Cash dividends
  declared
  common share    $    -0-   $    -0-    $    -0-    $    -0-   $     -0-


MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

This discussion and analysis should be reviewed with the financial statements, notes and the special information.


1998 COMPARED TO 1997

Gross revenues for 1998 fell to $53.5 million from $55.4 million in 1997, a decrease of $1.9 million(3.5%). The decrease was largely due to a $1.2 million decrease in casino win and a decrease of $657,000 in room revenue. An increase in food and beverage revenue of $172,000(1.8%) was offset by a decrease in other income of $152,000(6.7%).

The Company's operating loss for 1998 was $4.6 million while the operating loss for 1997 was $2.2 million, an increase of $2.4 million(100.1%).
The increased loss is due almost entirely to a decline in revenue as operating expenses increased slightly during 1998. Casino revenue fell
$1.2 million(3.9%) as all departments win percentages fell during 1998.
Room revenue was down $657,000 as 24,000 fewer guests stayed at the hotel in 1998. And in an effort to get more customers in the casino, promotional allowances increased $279,000(3.8%)in 1998. Major cost-cutting may have bottomed out over the last few years as operating expenses increased by $200,000(.4%).

The entire downtown is facing extreme competition from several new
"mega-resorts" opening on the "strip" and neighborhood "locals" casinos.
To go along with the competitive pressure, management feels that the Fremont Street Experience(Note 13) is detrimental to it's business as patrons are drawn out of the casino to view the show that is presented nightly throughout the evening hours. For this reason, the Company has withdrawn from the Fremont Street Experience. Management feels this move may save the Company $400,000 to $600,000 in yearly losses attributed to the partnership with the Fremont Street Experience.

OPERATING EXPENSES

Operating expenses for 1998 were $50.4 million and for 1997 were $50.2 million, an increase of $200,000(.4%). Total payroll costs for table games increased $217,402(4.4%) to go along with an increased payroll for keno of $92,252(19.7%). Table games added employees as did keno with the addition of a satellite station.
Utilities and maintenance cost increased $160,000 as power rates and air conditioning increased during hotter summer months.
Operating expenses for rooms decreased as 24,000 fewer guests stayed at the hotel during 1998. Entertainment and advertising expenses declined slightly in 1998 when compared to 1997 as management kept the same programs in effect.

OTHER EXPENSES

Interest expense increased $82,000(3.8%) during 1998 due to additional
Borrowing major shareholder Exber, Inc. Also, the loss from the Fremont
Street Experience(Note 13) was $790,000 in 1998 and $471,000 in 1997, a 67.8% increase in costs.

PROVISION (BENEFIT) FOR INCOME TAXES

The Company's effective tax rate was (34.4%) and (24.8%) for the years
1998 and 1997 respectively. The actual tax benefit from net operating loss carryforwards at December 31, 1998 was $2,619,000 and at December
31, 1997 was $1,198,000.

NET INCOME (LOSS)

As a result of the factors defined above, the Company reported a net loss of $5,002,000 for the year ended December 31, 1998 compared to a net loss of $3,644,000 for the year ended December 31, 1997.


1997 COMPARED TO 1996

Gross revenues for the Company were $55.3 million in 1997 compared to $60.7 million in 1996, a decrease of $5.4 million (8.9%). The decrease in revenues is attributed to a $4.2 million (11.5%) decline in casino win and nearly
$1.0 million decline in hotel revenues during 1997.

The Company's operating loss was $2.2 million in 1997 compared to operating income of $1.9 million in 1996. The operating loss is attributed to a nearly 9% loss in revenues while operating expenses declined by only 2.3%.
Virtually all segments of the Company's operation suffered from a decline in customer traffic during the year. In addition to the increased competition from the new and larger hotel and casino operations, it appears as if the Fremont Street Experience is impacting the customer traffic in the casino greater than previously estimated. During 1997, the hotel occupancy levels remained above 90%; however, it was apparent that many of those room guests were not staying in the casino to gamble. Despite occupancy levels slightly higher than downtown as a whole, hotel guests were drawn from the casino to look at the Fremont Street Experience (see note 13) and visit other casinos with "must see" attractions. Despite being a partner in the Fremont Street
Experience, Management is convinced that the attraction is detrimental to its business.


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

OTHER EXPENSES

Utility and maintenance costs declined by $250,000 during the year as electricity usage fell over $200,000. Amortization and depreciation expenses declined by $367,000 in 1997 compared to those expenses recorded in the prior year. Interest expense also declined nearly $100,000 in the period as the result of an aggressive debt reduction strategy in the first half of 1996.

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


1996 COMPARED TO 1995

Gross revenues at the Company's hotel and casino were $60,728,000 in 1996 which reflects an increase of $987,000 or 2% when compared to 1995.
The increase in revenues is credited primarily to the Company's food, beverage and hotel operations. Higher occupancy levels and increased food and beverage sales are attributed to the completion of the "Fremont Street
Experience" or FSE (See Note 13). It is the Company's opinion that the end of construction has had a greater impact on the revenues than the benefit of the Fremont Street Experience project itself. Hotel occupancy rates increased
5.4% to 95.3% compared to 89.9% for all of 1995. The increased occupancy levels resulted in nearly 50,000 more guests staying in the hotel during 1996 which is only 22,000 more guests than stayed in the Company's hotel in 1994.
These hotel guests have consequently resulted in higher food and beverage sales at the facility for 1996. The increased customer base also had a positive impact on "other income" during the year with liquor and gift shops sales rising $46,000 or 4.3%. Casino revenues fell by 1% or $266,000 during 1996 following two years where casino revenues fell by more than more than two million dollars annually. Live table games revenue declined by $1.1 million or 12% during the year with a 16% decline in twenty-one revenue. The Company adopted a tightened promotional policy during the first half of 1996 in an effort to reduce complimentary expense. While the tightened policy succeeded in reducing promotional allowances by $346,000 or 5%, the overall result was a sharp decline in live table games play. Card room revenues increased by $151,000 or 12.5% in the period benefiting from an 18% or $163,000 increase in poker revenue while pan revenues fell by $12,000. The use of progressive jackpots in the card room appears to be an attractive proposition for new and existing poker players. The Company recorded a slight decrease overall in the counter games sector. Sports book revenues increased by a small margin while race book and keno revenues each declined slightly. Slot operations were the main beneficiary of increased traffic early in 1996. Revenues from the video slot machines rose by $611,000 or 2.6%, during the period.

During 1996 the Company recorded significantly higher operational expenses of $2,425,000 or 5% as the result of higher costs associated with food and beverage and hotel operations. Food and beverage costs increased by $1,870,000 or 15% during the period. The rise in food and beverage costs are the result of two factors including an overall higher cost-of-sales expense as well as increased payroll costs. Payroll costs soared $1,186,000 or 15% due to increased business and higher contractual union wages for most all employees in those areas. Cost-of-sales increased by $659,000 or 17% compared to last year due to higher volume and general inflation on high volume items used in the Company's three restuarants. The hotel results also reflected higher operating costs compared to 1995 due to primarily to increased payroll costs associated with union wage hikes for guest room attendants. Hotel payroll costs of $488,000 were 10% more than in 1995. Other hotel increases were the result of a greater level of occupancy in the hotel relating to guest room supplies and travel agency commissions. General and administrative expenses fell by $209,000 or 5%. The primary cause for the decline in general and administrative costs is a significant reduction in workmen's compensation and group insurance claims during the year. The Company utilizes a light duty program to get injured workers back to work quickly and has taken measures to aggressively deter fraudulent claims - this program has resulted in fewer claims overall at the hotel and casino during the last several years.
Advertising and promotional costs rose by $70,000 due to higher credit card commissions and souvenir costs. Credit card commissions rose from increased charge card transactions; while more souvenirs were purchased for giveaways.
Entertainment expenses were also higher due to increased contract fees for live entertainment. Operating expenses in each of the other departments rose by less significant amounts due mostly to higher service costs for guest amenities and maintenance on the facility.

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



LIQUIDITY AND CAPITAL RESOURCES

The Company had total cash assets of $3.2 million(7.8% of total assets) at December 31, 1998 and $3.1 million(6.9%) at December 31, 1997. The ratio of current assets to current liabilities was .4 to 1 for 1998 and .9 to 1 for 1997 as $7.1 million in principal on notes payable is due in 1999.
Management is confident that terms on a new note will be negotiated with the Company's majority shareholder, Exber,Inc. Long-term debt, including current maturities, increased from $20.5 million in 1997 to $25.5 million in 1998. The ratio of long-term debt to equity was 2.2 to 1 at December 31, 1998 and 1.5 to 1 at December 31, 1997.

As of December 31, 1998, the Company had outstanding receivables of $809,000 compared to $821,000 at December 31, 1997. The difference is mostly due to a $52,000 decline in hotel receivables. Inventories of food, beverage and supplies showed a slight increase of $16,000. The
Company's "other asset" balance fell $481,000 due to the investment in the Fremont Street Experience decrease to -0- in 1998 from $386,000 in 1997, and the amortization of gaming rights and direct financing lease assets.

Current liabilities increased $6,895,000(119.3%) from $5,782,000 in 1997 to $12,677,000 in 1998 mainly because of $7.1 million in principal on notes payable becoming due in 1999. Long-term capital lease obligations fell $937,000 as maturity of those obligations approaches in the year 2001(Note 8). Deferred income taxes declined $2,619,000 as a result of the loss for the year.
Retained earnings also declined due to the loss for 1998.

During the year ended December 31, 1998, net cash used by operating activities was $2,488,000 as compared to net cash provided by operating activities of $54,000 in 1997. The major reasons for the negative cash flow were the decline in the Company's casino revenue and room revenue. These results forced management to borrow $5,000,000 in order to meet its operating requirements and lease and debt obligations. The company was able to borrow from its majority shareholder, Exber,Inc.

Management has implemented several strategies in order to steer the Company back from hardship. During 1998, the addition of several new participating slot machine system games proved to be very successful. In response to this, management has plans to replace approximatley 200 old slot machines with new, more popular, machines during 1999. These machines will be added without any capital outlay since the vendor of the machines allows payment from a percentage of revenue produced by the machines. Also, management is coordinating a company-wide effort to improve upon its public image.
With these inexpensive yet effective strategies in place, management feels that the results can improve for 1999 and beyond.

Admittedly, as the Company faces intense competition from the mega-resorts on the "strip" to the "locals" casinos spread throughout Las Vegas, the climb back to positive results will be gradual. However, management is of the opinion that if more funds are needed, the Company's majority shareholder, Exber, Inc., is open to provide financing to the Company. There has been no indication that Exber, Inc. would not provide said financing as needed for the Company to remain a viable entity.


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






                   UNION PLAZA HOTEL AND CASINO, INC.
                          AND SUBSIDIARIES

                   CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                 AND

                     INDEPENDENT AUDITORS' REPORT






                         INDEPENDENT AUDITORS' REPORT



The Stockholders and
  Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated balance sheets of Union Plaza
Hotel and Casino, Inc. and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December
31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.




Gary V. Campbell, CPA, Ltd.



Las Vegas, Nevada
February 22, 1999

              UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                      AND

                         INDEPENDENT AUDITORS' REPORT


UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

Amounts in thousands, except per share data
ASSETS
                                                  1998       1997
CURRENT ASSETS:
  Cash                                        $   3,228   $  3,135
  Accounts receivable (Note 3)                      809        821
  Inventories of food, beverage
    and supplies                                    283        267
  Prepaid expenses                                  999        979
       TOTAL CURRENT ASSETS                       5,319      5,202



PROPERTY AND EQUIPMENT (Note 8):
  Land                                            7,012      7,012
  Buildings                                      56,854     56,794
  Leasehold improvements                          3,514      3,514
  Furniture and equipment                        33,950     34,304
                                                101,330    101,624
  Less accumulated depreciation
   and amortization                              66,064     63,069
       NET PROPERTY AND EQUIPMENT                35,266     38,555



OTHER ASSETS (Note 4)                               954      1,435


                                               $ 41,539   $ 45,192



The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997


LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                                   1998        1997
CURRENT LIABILITIES:
  Accounts payable                               $  2,472   $  2,745
  Accrued liabilities (Note 5)                      2,162      2,058
  Current portion of long-term debt (Note 7)        7,106        161
  Current portion of obligations under
   capital leases (Note 8)                            937        818
      TOTAL CURRENT LIABILITIES                    12,677      5,782

LONG-TERM DEBT - related party,
 less current portion (Note 7)                     18,394     20,359

OBLIGATIONS UNDER CAPITAL LEASES - related party,
  less current portion (Note 8)                     1,770      2,707

DEFERRED INCOME TAXES (Note 6)                        394      3,013
                                                   33,235     31,861

COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)        -          -

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value; authorized
   20,000,000 shares; issued 1,500,000 shares;
   outstanding 757,419 shares and 758,419
   shares at December 31, 1998 and 1997,
   respectively.                                      750        750
  Additional paid-in capital                        5,462      5,462
  Retained earnings                                15,989     20,991
                                                   22,201     27,203
  Less treasury stock, at cost, 742,581 shares
   and 741,581 shares at December 31, 1998
   and 1997, respectively                          13,897     13,872
       TOTAL STOCKHOLDERS' EQUITY                   8,304     13,331

                                                 $ 41,539   $ 45,192

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

Amounts in thousands, except per share data
                                            1998       1997       1996
REVENUES:
  Casino                                    $ 30,886  $ 32,135  $ 36,292
  Food and beverage                            9,687     9,515     9,799
  Rooms                                       10,815    11,472    12,293
  Other                                        2,109     2,261     2,344
        GROSS REVENUES                        53,497    55,383    60,728
  Less promotional allowances                  7,647     7,368     7,396

        NET REVENUES                          45,850    48,015    53,332

OPERATING EXPENSES:
  Casino                                      14,469    14,089    14,726
  Food and beverage                           14,646    14.674    14,369
  Rooms                                        5,685     5,771     5,710
  General and administrative                   4,072     3,876     4,036
  Entertainment                                  629       619       648
  Advertising and promotion                      304       385       414
  Utilities and maintenance                    5,640     5,480     5,735
  Depreciation & amortization                  3,742     4,094     4,461
  Provision for doubtful accounts                 37        33        65
  Other costs and expenses                     1,215     1,218     1,284
        TOTAL OPERATING EXPENSES              50,439    50,239    51,448

        OPERATING INCOME (LOSS)               (4,589)   (2,224)    1,884

OTHER INCOME (EXPENSE):
  Interest income                                 28        39        62
  Interest expense - related party            (2,268)   (2,186)   (2,279)
  Investment in Fremont
    Street Experience (Note 13)               (  792)   (  471)   (  753)
        TOTAL OTHER INCOME (EXPENSE)          (3,032)   (2,618)   (2,970)

        INCOME(LOSS) BEFORE
          INCOME TAX EXPENSE                  (7,621)   (4,842)   (1,086)

INCOME TAX EXPENSE (BENEFIT)(Note 6):
  Current                                        -      (  196)      -
  Deferred                                    (2,619)   (1,002)   (  350)
        TOTAL INCOME TAX EXPENSE(BENEFIT)     (2,619)   (1,198)   (  350)

NET INCOME(LOSS)                             $(5,002)  $(3,644) $ (  736)

EARNINGS (LOSS) PER COMMON SHARE
  (Note 10)                                  $( 6.60)  $( 4.80) $ (  .97)


The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

Amounts in thousands, except per share data

                              Additional
                      Common   paid-in    Retained  Treasury
                       stock   capital    earnings   stock      Total
BALANCE:
  December 31, 1995    $750    $ 5,462    $ 25,371  $(13,789)  $ 17,794

  Purchase of 3,450
    shares of
    treasury stock       -          -           -    (    86)   (    86)

  Sale of 200 shares
    Of treasury stock    -          -           -          5          5

  Net loss for 1996      -          -         (736)       -        (736)


BALANCE:
  December 31, 1996    $750    $ 5,462    $ 24,635  $(13,870)  $ 16,977

  Purchase of 50
    shares of
    treasury stock       -          -           -    (     2)   (     2)


  Net loss for 1997      -          -       (3,644)       -      (3,644)


BALANCE:
  December 31, 1997    $750     $5,462     $20,991  $(13,872)  $ 13,331

  Purchase of 1000
  shares of
  Treasury stock         -         -           -     (    25)  (     25)


  Net loss for 1998      -         -       ( 5,002)       -    (  5,002)

BALANCE
  December 31, 1998    $750     $5,462     $15,989  $(13,897)  $  8,304

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

Amounts in thousands, except per share data
                                         1998       1997       1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers         $ 45,663   $ 48,062   $ 53,485
  Cash paid to suppliers and
    employees                           (47,255)   (46,025)   (47,064)
  Interest received                          28         59         68
  Interest paid - related party         ( 1,121)   ( 2,186)   ( 2,279)
  Income taxes received                     197        144         -
        NET CASH PROVIDED BY
          OPERATING ACTIVITIES          ( 2,488)        54      4,210

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
    and equipment                             3         21          6
  Proceeds from sale of bonds                -          25         -
  Purchase of property and equipment    (   412)   (   461)   ( 1,499)
        NET CASH USED IN
          INVESTING ACTIVITIES          (   409)   (   415)   ( 1,493)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of treasury stock       -          -           5
  Proceeds from long-term debt            3,500      1,483         -
  Principal payments on capital leases  (   396)   (   714)   (   623)
  Principal payments on long-term debt  (    89)   (   253)   ( 1,990)
  Purchase of treasury stock            (    25)   (     2)   (    86)
        NET CASH USED IN
          FINANCING ACTIVITIES            2,990        514    ( 2,694)

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                       93        153         23

CASH AND CASH EQUIVALENTS, at
  beginning of the year                   3,135      2,982      2,959

CASH AND CASH EQUIVALENTS, at
  end of the year                      $  3,228   $  3,135   $  2,982

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

Amounts in thousands, except per share data

                                                1998     1997     1996
RECONCILIATION OF NET INCOME (LOSS) TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income (loss)                          $(5,002)  $(3,644) $(  736)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
  TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Depreciation and amortization              3,742     4,094    4,461
    (Gain) loss on sale and abandonment of
      property, equipment and improvements    (    3)   (    3)  (    8)
    Interest expense                           1,147        -        -
    Equity investment loss                       387       471      702
    Provision for doubtful accounts           (   13)   (   15)      29
        (Increase) decrease in assets:
      Accounts receivable                         25        67       48
      Interest receivable                         -         20        6
      Inventories                             (   16)       67   (   58)
      Prepaid expenses                        (   20)       18      309
      Other assets                                53    (   16)  (  235)
Increase (decrease) in liabilities:
      Accounts payable                        (  273)      422   (  364)
      Checks issued against future deposits       -     (  330)     330
      Accrued salaries                            43       140       87
      Accrued liabilities                         61    (  225)  (   11)
      Deferred income tax                     (2,619)   (1,002)  (  350)
          TOTAL ADJUSTMENTS                    2,514     3,698    4,946

NET CASH PROVIDED BY OPERATING ACTIVITIES    $(2,488)   $   54  $ 4,210

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

In 1994, the Company organized Union Plaza Experience, Inc. as a wholly owned subsidiary to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. Investment was $-0- at December 31, 1998 and $386,000 at December 31, 1997. The Company has no other material important subsidiaries or operations.

Management believes that the Company's procedures for supervising casino operations, recording casino and other revenues and for granting credit comply in all material respects with applicable regulations.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements for 1998, 1997 and 1996 include the accounts of Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

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

    COMPREHENSIVE INCOME

          Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), required that total comprehensive income be reported in the financial statements. The Company does not have any items considered to be other comprehensive income for the years ended December 31, 1998, 1997 and 1996.

NOTE 2 - CASH

      The Company maintains cash balances in two financial institutions in Las Vegas, Nevada insured by the Federal Deposit Insurance Corporation up to
$100,000 . Uninsured balances at December 31, 1998 and December 31, 1997 are
$223,000 and $185,000 respectively. Also included in cash are uninsured money market funds amounting to $23,000 and $18,000 at December 31, 1998 and December 31, 1997, respectively.

NOTE 3 - ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following:
      Amounts in thousands
                                                    December 31,
                                                   1998       1997
        Casino                                  $ 516       $ 512
        Hotel                                     225         277
        Other                                      83          60
                                                  824         849
      Less allowance for
        doubtful accounts                          15          28
                                                $ 809       $ 821

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 4 - OTHER ASSETS

      Other assets consist of the following:
            Amounts in thousands

                                                       December 31,
                                                      1998      1997
        Expansion of gaming rights, less
          accumulated amortization of
          $709,000 and $668,000                     $   101   $   142
        Net investment in direct financing
          lease, net of current portion
          (Note 8)                                       94       143
        Leasehold costs, less accumulated
          amortization of $404,000 and
          $389,000                                       35        50
        Investment in Fremont Street Experience
          (Note 13)                                      -        386
        Deposits and other                              724       714
                                                    $   954   $ 1,435

NOTE 5 - ACCRUED LIABILITIES

        Accrued liabilities consist of the following:
           Amounts in thousands
                                                       December 31,
                                                      1998      1997
        Salaries and wages                          $ 1,267   $ 1,224
        Union back wages                                 40        48
        Taxes, other than taxes on income               343       396
        Other                                           512       390
                                                    $ 2,162   $ 2,058

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

The sources of those timing differences and the current tax effect of each were as follows:

    Amounts in thousands
                                              1998      1997      1996
  Depreciation and respective
    gains                                   $(  228)  $    59   $   112
  Capitalized leases                            203       170       141
  Net operating losses                       (2,510)   (1,477)   (  664)
  Vacation and backpay                           15    (    9)       28
  Tax credits                                (   77)   (  249)   (    4)
  Valuation Allowance                            -        513        -
  Other                                      (   22)   (    9)       37
                                            $(2,619)  $(1,002)  $(  350)

The components of the net deferred tax liability at December 31, 1998 and 1997 under SFAS 109 are as follows:
                                             1998      1997
        Depreciation and
          amortization                    $ 6,113   $ 6,137
        Net operating loss                 (4,716)   (2,206)
        Tax and AMT credits, net           (  710)   (  633)
        Other                              (  293)   (  285)
                                          $   394   $ 3,013

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 6 - INCOME TAXES (CONTINUED)

The Company has net operating loss and tax credit carryforwards at December 31, 1998 of approximately $13,871,000 and $516,000, respectively, with expiration dates through December 31, 2018. Tax credits were used to reduce federal income taxes for the year in which they occur.

Reconciliations between the actual tax expense (benefit) and the amount computed by applying the U.S. Federal Income Tax rate to income (loss) before taxes are as follows:

        Amounts in thousands

                              1998              1997              1996
                                 Percent           Percent           Percent
                                    of                of                of
                                  pretax            pretax            pretax
                         Amount   income   Amount   income   Amount   income
Computed "expected"
  tax expense(benefit)   $(2,588) (34.0%)  $(1,646) (34.0%)  $(  369) (34.0%)
Increase (reduction)
  in tax resulting from:
    Tax credits            (  77) ( 1.0%)   (  110) ( 2.3%)       -      -
    Allowance                -       -         513   10.6%        -      -
    Other                    -       -      (    3) ( 0.1%)       -      -
    Nondeductible
      expenses                46    0.6%        48    1.0%        19    1.7%
ACTUAL TAX
  EXPENSE (BENEFIT)      $(2,619) (34.4%)  $(1,198) (24.8%)  $(  350) (32.3%)

       UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 7 - LONG-TERM DEBT

Long-term debt at December 31, 1998 and 1997 is as follows:

      Amounts in Thousands
                                                      December 31,
                                                   1998        1997
    Bank of America prime rate, payable in
      monthly installments of $158,265,
      including principal and interest, until
      July 6, 2004 at which time the entire
      balance plus accrued interest is due.
      The note is secured by a First Deed of
      Trust on land and building. (See Note 11)    $ 25,500    $ 20,520

    Less current portion                              7,106         161
                                                   $ 18,394    $ 20,359

Principal payments on long-term debt during the succeeding five years are as follows:

        1998                                       $  7,106
        1999                                            491
        2000                                            530
        2001                                            573
        2002                                            619
        2003                                         16,181
        Thereafter                                 $ 25,500

Interest on long-term debt was $1,836,000 in 1998, $1,650,000 in 1997 and $1,651,000 in 1996.

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

   Property and equipment includes the following property under capital leases by major classes:
        Amounts in thousands
                                                     December 31,
                                                   1998        1997
      Building                                   $ 9,242     $ 9,242
      Less accumulated amortization                8,793       8,617
                                                 $   449     $   625

Depreciation and amortization expense includes amortization of property under capital leases of $176,000, per year for 1998, 1997, and 1996.

Interest paid on property under capital leases was $432,000 for 1998, $536,000 for 1997 and $627,000 for 1996.

Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1998:

                                                 CAPITAL
                                                 LEASES
                                                (In thousands)
      1999                                        1,250
      2000                                        1,250
      2001                                          729
          TOTAL MINIMUM LEASE PAYMENTS            3,229

      Less amount representing interest             522

      Present value of net minimum lease
        payments under capital leases             2,707
      Less current portion                          937

          OBLIGATIONS UNDER CAPITAL LEASES      $ 1,770

       UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 - LEASES (CONTINUED)

Rental expense for all operating leases are as follows:
   Amounts in thousands
                                              1998     1997     1996
      Parking lot leases                      $ 24     $ 24     $ 24

  SUBLEASES

The bus depot property under a capital lease is sublet as follows:
    Amounts in thousands
                                                       December 31,
                                                      1998     1997
          Minimum future rents receivable             $170     $236
          Less amount representing interest             27       50
          Minimum lease payments receivable            143      186
          Less current portion (included in
            accounts receivable)                        49       43
               Net investment in direct financing
                  lease (See Note 4)                  $ 94     $143

     Other sublet rental property:

The Company rents building space to several retail stores under various short-term leases. Income from these subleases, included in other income, for 1998, 1997, and 1996 was $311,000, $313,000 and $298,000,
respectively.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 9 -EMPLOYEE BENEFIT PLANS

The Company contributes to a discretionary executive bonus plan. Contributions for 1998, 1997, and 1996 were $32,000, $-0- and $228,000, respectively.

The Company also has a qualified profit sharing plan for eligible non-union employees. Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated interests in fund assets. Annual Contributions were $-0-,$-0-,$300,000 for 1998, 1997, and 1996, respectively.

The Company provides no post-retirement benefits to employees subject to the requirements of Statement of Financial Accounting Standards No. 106 (SFAS 106) which requires accrual of expected cost of providing those benefits to an employee during the years that the employee renders service.


NOTE 10 - EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share is based on the weighted average number of shares of common stock outstanding during the years. Shares used for the computation on earnings per common share are 757,419 in 1998, 758,419 in 1997 and 760,623 in 1996.


NOTE 11 - RELATED PARTIES

As of December 31, 1998, the Company holds a note payable to Exber, Inc., a 46.08% stockholder, in the amount of $25,500,000, payable in monthly installments of $158,265 including principal and interest until July 2004 when entire principal and accrued interest is due in full. Interest expense on loans from Exber, Inc. was $1,836,000, $1,650,000 and $1,651,000 for 1998,
1997, and 1996, respectively.

Exber, Inc. also leased to the Company land and buildings in Las Vegas, Nevada. Annual payments by the Company and its subsidiaries are approximately $1,250,000. The leases extend through 2001 with renewal options.


NOTE 12 - CONTINGENCIES

LITIGATI0N

   The Company has contingent liabilities with respect to lawsuits and other matters arising in the ordinary course of business. It is estimated that the adverse effect of these lawsuits will not exceed $340,000.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has had recurring net losses over the past three years amounting to $4,994,000, $3,644,000 and $736,000 in 1998, 1997
and 1998 respectively. At December 31, 1998 its current liabilities exceed its assets by approximately $7,350,000. The Company plans to generate sufficient cash flows to meet operating needs by obtaining additional debt financing from Exber, Inc., a related party.

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 13 - INVESTMENT IN FREMONT STREET EXPERIENCE


In 1995, the Company's wholly-owned subsidiary, Union Plaza Experience,
Inc., was organized to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. The Union Plaza Experience, Inc. is entitled to one seat on the board of directors of the Fremont Street Experience Limited Liability Company at all times. The Company's 5.9% investment had been accounted for by the equity method whereby the investment is increased or decreased by their proportionate share of the investees net earnings or loss, which amounted to losses of $792,000, $471,000 and $753,000 for the years 1998, 1997 and 1996 respectively.  As of December 31, 1998, the Union Plaza Experience, Inc.
has withdrawn from the Freemont Street Experience and has been released of all liability. The investment at December 31, 1998 and 1997 was $-0- and $386,000 respectively.


NOTE 14 - ADVERTISING COSTS


The Company expenses advertising costs as incurred. Advertising expense was $304,000, $385,000 and $414,000 for the years ended December 31, 1998,
1997 and 1996, respectively.

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

Erving K. Epstein                                Director


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

Tom Leeder                                       Controller

                             SPECIAL INFORMATION


SCOPE OF OPERATIONS

The Company operates the Union Plaza Hotel and Casino (Union Plaza) resort complex in downtown Las Vegas, Nevada.

The casino facilities offer a variety of games which generate approximately 57% of the gross revenue of the Company. The major games of chance featured by the Company's casino include craps, card room, blackjack ("21"), keno, slot machines, race and sports book, roulette, baccarat and pai gow poker.

The food and beverage facilities account for approximately 18% of the Company's gross revenues. The room operation provides approximately 20% of gross revenue with retail shops, subleases, vending, interest on investments, and miscellaneous gains on the sale of assets accounting for the remaining 3%.

FORM 10-K

A copy of the Company's Annual Report of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Mr. John D. Gaughan, President, Union Plaza Hotel and Casino, Number One Main Street, P.O. Box 760, Las Vegas, Nevada 89125.

ANNUAL STOCKHOLDERS' MEETING

The annual meeting of Union Plaza Hotel and Casino, Inc. will be held on May 21, 1999, at the Center Stage Restaurant, Number One Main Street, Las Vegas, Nevada.

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