Form 10-K, Exhibit 13
period 1999-12-31
UNION PLAZA HOTEL & CASINO INC
filed 2000-03-31
CIK 87918

UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                                     1999

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

Independent Auditors' Reports . . . . . . . . . . . . . . . . . . .  . .6-7

Financial Statements:

  Consolidated balance sheets. . . . . . . . . . . . . . . . . . . . . .8-9
  Consolidated statements of loss  . . . . . . . . . . . . . . . . . . . 10
  Consolidated statements of stockholders' equity. . . . . . . . . . . . 11
  Consolidated statements of cash flows. . . . . . . . . . . . . . . .12-13
  Notes to consolidated financial statements. . . . . .. . . . . . . .14-26

Directors and executive officers . . . . . . . . . . . . . . . . . . . . 27

Special information. . . . . . . . . . . . . . . . . . . . . . . . . . . 28

To Our Shareholders,

Given the competitive nature of our industry and the continuing expansion of hotel rooms in Las Vegas, we are encouraged by the results of 1999. Net revenues at our casino were the highest in three years while operating and promotional expenses were the lowest in as many years. While these results are an improvement over the past few years, there is much to be done to bring our property back to profitability.

During this last year we have been addressing several fundamental issues that need improvement in order to deliver the operating and financial performance that our hotel and casino is capable of. The improvements that have been made and the continued modernization of the property will allow the Company to expand its marketing efforts beyond the existing customer base.

We began a strategic shift in the operation of our casino near the end of the first quarter of 1999 which includes the process of upgrading all segments of our operation. The improvements made to our slot floor and the overall look of our casino have been well received by our customers as shown by the growth in gaming revenue during 1999. Our hotel rooms are also receiving a high degree of attention along with upgraded menus in each of our restaurants. There were also several measures that were put in place to increase the efficiency of our operation during the year. Revising the manner in which we do business in certain areas has improved the level of customer service for our guests and has reduced personnel costs in the process.

While 1999 was a transition year at the Plaza, and the improvements have been welcomed by our existing customers, we feel the year 2000 will be crucial to the future of our Company. We plan to continue to refurbish the hotel and to upgrade the gaming equipment and computer systems to become more competitive in the marketplace. As expected, these upgrades and improvements are expensive and will require us to use existing cash, future cash flows and debt financing to fund the improvements. We are pleased with the response so far from our customers and feel that this capital spending is necessary to bring this property back to profitability.

In closing, I would like to thank each of you for your continued support as we close out another year and look forward to the future. Please make plans to join us on May 19, 2000 at 10:00am in the Center Stage Restaurant for the annual meeting of shareholders.


                                             Sincerely,

                                             /s/ JOHN D. GAUGHAN
                                             John D. Gaughan
                                             Chairman of the Board

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
                      1999       1998       1997        1996         1995
Net revenues      $ 48,052    $ 45,847    $ 48,015   $ 53,332    $ 51,999

Casino operating
  revenue           32,091      30,886      32,135     36,292      36,558

Net income (loss)   (3,167)     (5,002)     (3,644)      (736)        104

Total assets        43,278      41,539      45,192     49,317      53,163

Long-term
  obligations       29,887      20,558      26,079     26,510      29,845

Stockholders'
  equity             5,137       8,304      13,331     16,977      17,794

Earnings (loss)
  per common
  share           $ (4.18)    $ (6.60)    $ (4.80)   $  (.97)    $    .14

Cash dividends
  declared
  common share    $    -0-   $    -0-    $    -0-    $    -0-   $     -0-


MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes. Certain statements in this report are forward-looking statements that involve risks and uncertainties, which could cause the Company's future results to differ from the expectations described herein. Forward-looking statements should be evaluated in the context of risk factors and uncertainties.

RESULTS OF OPERATIONS

1999 COMPARED TO 1998

For 1999, the Company's net revenues increased 4.8% over 1998 to $48,052,000.
Revenue growth was led by higher slot gaming win and lower promotional allowances. During the year, the Company has invested substantial resources to improve the appearance of the property and to improve the level of customer service throughout the property. While this process is far from complete, the results of these changes have reversed the negative trend in revenue growth and reduced the Company's operating losses by 74.8% compared to 1998.

The Company's operating loss was $1,159,000 in 1999 compared to $4,592,000 in 1998.  Net losses were $3,167,000 and $5,002,000 in 1999 and 1998 respectively.

Revenue from the Company's casino operations rose 3.9% in 1999 after declining 3.9% in 1998. During the year, the Company purchased and leased a significant number of new electronic gaming machines to offer its customers a wider selection of gaming options during their stay. The Company has also increased its mix of participating games, where revenue is shared with the slot machine manufacturers who provide the games. These new games and the signage on the floor have improved the look of the casino floor and have helped drive slot revenues.

The Company has also redefined its promotional policy during the year to ensure that qualified players are rewarded adequately for their play while excessive and unqualified complimentaries have been largely eliminated.
This change in policy resulted in over $550,000 in savings during the year.

As explained above, the Company's revenue increase in 1999 was primarily attributable to increased slot revenue, that represented 40.0% of gross revenue. The modernization and ever changing layout of the slot floor have dramatically increased the revenue despite an average of 190 fewer games on the casino floor. Revenue for the remainder of the casino declined by approximately $520,000 as table game revenue fell $527,000.
The table games win percentage fell one full percent during the year and overall handle was down $480,000. The decline in handle in mostly attributed to a decision to close certain areas of the casino pit during slow periods. The overall impact of this decision helped to significantly reduce casino payroll expenses. Revenues from the card room and from counter games were basically unchanged from a year ago.

Operating expenses for 1999 were $49,211,000 compared to $50,439,000 in 1998. The reduction of payroll expense in virtually all departments had the largest single impact on departmental costs. Casino payroll fell $684,000 despite $327,000 paid on behalf of the slot department for the settlement of a Culinary Union Arbitration and Culinary back-pay related to a new Culinary contract signed in 1999.

Food and beverage cost of sales declined more than $280,000 during 1999 as the Company increased prices to levels comparable to the competition.
While food revenue increased $233,000, covers declined by 73,000.
Beverage sales fell $190,000 although cash sales rose 7.6% or $70,000.
Complimentary beverage sales fell nearly 10.0% or $260,000.

Advertising and promotion expense increased nearly 100% or $295,000 for the year which is reflective of the increase in promotional efforts at the Company's casino. During the year, newspaper advertising was up $122,000 while radio/television advertising and related artwork was up $60,000. Holiday giveaways and a recently started paycheck promotion accounted for $61,000 in additional expense. Unredeemed group package items declined by $48,000 due to fewer group bookings and postage and general supply costs increased $4,000.

Utility and maintenance expenses were up more than $300,000 during the year. Electricity costs were 11.6% or $170,000 higher than the previous year which the Company attributes to more exterior lighting on the property. Water, sewer and rubbish removal and other related costs were also higher during the year by a combined total of $49,000. Maintenance expenses related to upgrading floor coverings, furnishings, and the building itself, were up over 22% compared to last year.

Depreciation and amortization expenses were lower by $176,000 during 1999 which is attributed to the first half of the year. Capital investments in slot machines, remodeling, and other improvements, in the middle and latter stages of the year, have increased the depreciation expenses in the last quarter.

Interest expense increased $225,000 over last year as a result of the additional debt incurred by the Company during the year compounded by rising interest rates.

The Company's loss before the benefit of deferred income taxes declined to $3,561,000 in 1999 from $7,621,000 in 1998. The net loss declined to $3,167,000 in 1999 from $5,002,000 in 1998. The Company's effective tax rate was (12.4%) and (34.4%) for the years 1999 and 1998 respectively.
The actual tax benefit from net operating loss carry-forwards at December 31, 1999 was $394,000 and $2,619,000 at December 31, 1998.

The loss per common share decreased to $4.18 in 1999 from $6.60 in 1998.

1998 COMPARED TO 1997

Gross revenues for 1998 fell to $53,500,000 from $55,400,000 in 1997, a decrease of $1,900,000(3.5%). This decrease was largely due to a $1,200,000 decrease in casino win and a decrease of $657,000 in room revenue. An increase in food and beverage revenue of $172,000(1.8%) was offset by a decrease in other income of $152,000(6.7%).

The Company's operating loss for 1998 was $4,600,000 while the operating loss for 1997 was $2,200,000, an increase of $2,400,000(109%).
The increased loss is due almost entirely to a decline in revenue as operating expenses increased slightly during 1998. Casino revenue fell
$1,200,000(3.9%) as all departments win percentages fell during 1998.
Room revenue was down $657,000 as 24,000 fewer guests stayed at the hotel in 1998. Promotional allowances increased $279,000(3.8%)in 1998.
Operating expenses increased by $200,000(.4%) due primarily to higher payroll expense.

Operating expenses for 1998 were $50,400,000 and for 1997 were $50,200,000, an increase of $200,000(.4%). Total payroll costs for table games increased $217,402(4.4%) to go along with an increased payroll for keno of $92,252(19.7%). Table games added employees as did keno with the addition of a satellite station.
Utilities and maintenance cost increased $160,000 as power rates and air conditioning increased during hotter summer months.
Operating expense for rooms decreased as 24,000 fewer guests stayed at the hotel during 1998. Advertising expenses declined
$81,000 (21.0%) due in part to the 1997 write-down of $53,000 in old promotional giveaways and personnel costs that were $17,000 lower that those in the year prior.

Interest expense increased $82,000(3.8%) during 1998 due to additional borrowing from major shareholder Exber, Inc. Also, the loss from the Fremont Street Experience(Note 13) was $792,000 in 1998 and $471,000 in 1997, a 68.2% increase in costs.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, the Company's primary source of liquidity was 3,250,000 in cash and marketable securities and a $1,000,000 letter of credit secured by the Company's majority shareholder. The Company's cash assets accounted for 7.5% of total assets at December 31, 1999 and 8.5% or $3,527,000 of the total assets at December 31, 1998. The ratio of current assets to current liabilities was .6 to 1 for 1999 and .4 to 1 for 1998. The improvement in the current ratio is attributable to the reduction in the current portion of the long-term debt. While the current portion of the long-term debt was not paid by the Company, the note was refinanced and the current portion was properly reclassified as long-term debt.

Long-term debt and obligations under capital leases (including current term portions) was $32,593,000 at December 31, 1999 compared to $28,207,000 at December 31, 1998. The increase in obligations is attributable to additional financing for equipment of $3,355,000, less repayments of $932,000 and $2,925,000 in additional borrowings from Exber, Inc., less repayments of $962,000.

Management expects the cash generated by operations to improve based on recent trends in its business. Cash flows from operations was a negligible minus $22,000 in 1999 which was a significant improvement over 1998 when the Company recorded negative cash flow of $2,400,000. The Company also considers the financial stability of its majority shareholder to be a source of capital for future investment in equipment and funding for operations if needed. These factors considered, management believes that its capital resources and those available to it should be adequate to meet its anticipated requirements.

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

                         INDEPENDENT AUDITOR'S REPORT


The Stockholders and
  Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated balance sheet of Union Plaza
Hotel and Casino, Inc. and subsidiaries (a Nevada Corporation) as of December
31, 1999, and the related consolidated statement of loss, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Conway, Stuart & Woodbury

Las Vegas, Nevada
March 1, 2000

                         INDEPENDENT AUDITORS' REPORT


The Stockholders and
  Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated balance sheets of Union Plaza
Hotel and Casino, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of loss, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 1998, and results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



GARY V. CAMPBELL, CPA, LTD

Las Vegas, Nevada,
February 22, 1999

             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS
                         DECEMBER 31, 1999 AND 1998

Amounts in thousands, except per share data
                                  ASSETS
                                                  1999       1998
CURRENT ASSETS:
  Cash and cash equivalents                   $   3,250   $  3,527
  Accounts receivable, net                          519        510
  Inventories of food, beverage
    and supplies                                    348        283
  Prepaid expenses                                  810        999
       TOTAL CURRENT ASSETS                       4,927      5,319

PROPERTY AND EQUIPMENT:
  Land                                            7,012      7,012
  Buildings                                      56,887     56,854
  Leasehold improvements                          3,530      3,514
  Furniture and equipment                        39,607     33,950
                                                107,036    101,330
  Less accumulated depreciation
   and amortization                              69,526     66,064
       NET PROPERTY AND EQUIPMENT                37,510     35,266

OTHER ASSETS                                        841        954

                                               $ 43,278   $ 41,539

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

            UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                 CONSOLIDATED BALANCE SHEETS (CONTINUED)
                       DECEMBER 31, 1999 AND 1998

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                                   1999        1998
CURRENT LIABILITIES:
  Accounts payable                               $  3,709   $  2,472
  Accrued liabilities                               1,839      2,162
  Current portion of long-term debt                 1,368      7,106
  Current portion of obligations under
   capital leases                                   1,338        937
      TOTAL CURRENT LIABILITIES                     8,254     12,677

LONG-TERM DEBT,
 less current portion                              28,754     18,394

OBLIGATIONS UNDER CAPITAL LEASES,
  less current portion                              1,133      1,770

DEFERRED INCOME TAXES                                 -          394
    TOTAL LIABILITIES                              38,141     33,235

COMMITMENTS AND CONTINGENCIES                         -          -

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value; authorized
   20,000,000 shares; issued 1,500,000 shares;
   outstanding 757,419 shares at
   December 31, 1999 and 1998                         750        750
  Additional paid-in capital                        5,462      5,462
  Retained earnings                                12,822     15,989
                                                   19,034     22,201
  Less: treasury stock at cost, 742,581 shares
   at December 31, 1999 and 1998                   13,897     13,897
       TOTAL STOCKHOLDERS' EQUITY                   5,137      8,304

                                                 $ 43,278   $ 41,539

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF LOSS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Amounts in thousands, except per share data
                                            1999       1998       1997
REVENUES:
  Casino                                    $ 32,091  $ 30,886  $ 32,135
  Food and beverage                            9,709     9,687     9,515
  Rooms                                       11,077    10,815    11,472
  Other                                        2,268     2,106     2,258
        GROSS REVENUES                        55,145    53,494    55,380
  Less promotional allowances                  7,093     7,647     7,368
        NET REVENUES                          48,052    45,847    48,012

OPERATING EXPENSES:
  Casino                                      13,276    14,469    14,089
  Food and beverage                           14,387    14,646    14,674
  Rooms                                        5,624     5,685     5,771
  General and administrative                   3,983     4,072     3,876
  Entertainment                                  597       629       619
  Advertising and promotion                      599       304       385
  Utilities and maintenance                    5,944     5,640     5,480
  Depreciation and amortization                3,566     3,742     4,094
  Provision for doubtful accounts                 24        37        33
  Other costs and expenses                     1,211     1,215     1,218
        TOTAL OPERATING EXPENSES              49,211    50,439    50,239

        OPERATING LOSS                        (1,159)   (4,592)   (2,227)

OTHER INCOME (EXPENSE):
  Interest income                                 19        28        39
  Gain on sale of assets                          72         3         3
  Interest expense                            (2,493)   (2,268)   (2,186)
  Investment in Fremont Street
    Experience                                   -        (792)     (471)
        TOTAL OTHER INCOME (EXPENSE)          (2,402)   (3,029)   (2,615)

        LOSS BEFORE INCOME TAX                (3,561)   (7,621)   (4,842)

INCOME TAX BENEFIT:
  Current                                        -         -         196
  Deferred                                       394     2,619     1,002
        TOTAL INCOME TAX BENEFIT                 394     2,619     1,198

NET LOSS                                     $(3,167)  $(5,002) $ (3,644)

LOSS PER COMMON SHARE                        $( 4.18)  $( 6.60) $ ( 4.80)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Amounts in thousands, except per share data

                              Additional
                      Common   paid-in    Retained  Treasury
                       stock   capital    earnings   stock      Total
BALANCE:
  December 31, 1996    $750    $ 5,462    $ 24,635  $(13,870)  $ 16,977

  Purchase of 50
    shares of
    treasury stock       -          -           -    (     2)    (    2)

  Net loss for 1997      -          -       (3,644)      -       (3,644)


BALANCE:
  December 31, 1997    $750    $ 5,462    $ 20,991  $(13,872)  $ 13,331

  Purchase of 1,000
    shares of
    treasury stock       -          -           -    (    25)    (   25)


  Net loss for 1998      -          -       (5,002)      -       (5,002)


BALANCE:
  December 31, 1998    $750     $5,462     $15,989  $(13,897)  $  8,304

  Net loss for 1999      -         -        (3,167)      -       (3,167)

BALANCE:
  December 31, 1999    $750     $5,462     $12,822  $(13,897)  $  5,137

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

              UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Amounts in thousands, except per share data
                                         1999       1998       1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers         $ 47,853   $ 45,736   $ 48,056
  Cash paid to suppliers and
    employees                           (45,958)   (47,255)   (46,025)
  Interest received                          19         28         59
  Interest paid                         ( 1,936)   ( 1,121)   ( 2,186)
  Income taxes received                      -         197        144
        NET CASH PROVIDED BY
          (USED IN)OPERATING
           ACTIVITIES                   (    22)    (2,415)        48

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
    and equipment                            72          3         21
  Proceeds from sale of bonds                -          -          25
  Purchase of property and equipment    ( 1,006)   (   412)   (   461)
        NET CASH USED IN
          INVESTING ACTIVITIES          (   934)   (   409)   (   415)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt            2,500      3,500      1,483
  Principal payments on capital leases  (   999)   (   396)   (   714)
  Principal payments on long-term debt  (   822)   (    89)   (   253)
  Purchase of treasury stock                 -     (    25)   (     2)
        NET CASH PROVIDED BY
          FINANCING ACTIVITIES              679      2,990        514

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                  (   277)       166        147

CASH AND CASH EQUIVALENTS,
  at beginning of the year                3,527      3,361      3,214

CASH AND CASH EQUIVALENTS,
  At end of the year                   $  3,250   $  3,527   $  3,361

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

          UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
         FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

             Amounts in thousands, except per share data

                                                1999     1998     1997
RECONCILIATION OF NET LOSS TO NET
  CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES:

  Net loss                                   $(3,167)  $(5,002) $(3,644)
ADJUSTMENTS TO RECONCILE NET LOSS
  TO NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES:

  Depreciation and amortization                3,566     3,742    4,094
  Gain on sale of property
     equipment and
     improvements                             (   72)   (    3)  (    3)
  Interest expense                               352     1,147       -
  Equity investment loss                          -        387      471
  Provision for doubtful accounts                 24    (   13)  (   15)

  (Increase) decrease in assets:
      Accounts receivable                     (   33)       98       51
      Interest receivable                         -         -        20
      Inventories                             (   65)   (   16)      67
      Prepaid expenses                           182    (   20)      18
      Other assets                                72        53   (   16)
  Increase (decrease) in liabilities:
      Accounts payable                        (  164)   (  273)     422
      Checks issued against future deposits       -         -    (  330)
      Accrued salaries                        (  469)       43      140
      Other accrued liabilities                  146        61   (  225)
      Deferred income tax                     (  394)   (2,619)  (1,002)
          TOTAL ADJUSTMENTS                    3,145     2,587    3,692

NET CASH PROVIDED BY
   (USED IN) OPERATING
    ACTIVITIES                               $(   22)  $(2,415) $    48

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

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements for 1999, 1998 and 1997 include the accounts of Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

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

            UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Based on the borrowing rates currently available to the Company, the carrying value of notes payable and long-term debt approximate fair value.

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

    PROGRESSIVE JACKPOT LIABILITY

    The Company has a number of progressive jackpot slot machines and progressive poker games. As coins are played on the progressive jackpot slot machines, the amount available to win increases and will be paid out when the appropriate jackpot is hit. The jackpots for the poker games also increase with amount of play, to be paid out when hit. In accordance with common industry practice, the Company has recorded the progressive jackpots as a liability with a corresponding charge against casino revenue.

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

    STATEMENT OF CASH FLOWS

    The statements of cash flows classify changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

    INCOME TAXES

    The Company and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided to reflect the tax effect of timing differences between financial and tax reporting, principally related to depreciation, slot machine revenue, interest costs, accrued expenses, capitalization of leases, capitalization of property costs and write-down of facilities and other investments to estimated recoverable value. The Company accounts for the general business credit as a reduction of income tax expense in the year in which such credits are utilized. Carryforwards of this credit, as well as the tax effect of net operating loss carryforwards, are shown as a reduction to deferred income taxes.

    NOTE 2 - CASH

    The Company maintains cash balances in two financial institutions in Las Vegas, Nevada insured by the Federal Deposit Insurance Corporation up to
$100,000 . Uninsured balances at December 31, 1999 and December 31, 1998 are
$524,000 and $223,000 respectively. Also included in cash are uninsured money market funds amounting to $24,000 and $23,000 at December 31, 1999 and December 31, 1998, respectively.

    NOTE 3 - ACCOUNTS RECEIVABLE

    Accounts receivable consist of the following:
      Amounts in thousands
                                                    December 31,
                                                   1999       1998
        Casino                                  $ 384       $ 217
        Hotel                                     120         225
        Other                                      99          83
                                                  603         525
      Less allowance for
        doubtful accounts                          84          15
                                                $ 519       $ 510

         UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    NOTE 4 - OTHER ASSETS

    Other assets consist of the following:
            Amounts in thousands
                                                       December 31,
                                                      1999      1998
        Expansion of gaming rights, less
          accumulated amortization of
          $749,000 and $709,000                     $    61   $   101
        Net investment in direct financing
          lease, net of current portion                  37        94
        Leasehold costs, less accumulated
          amortization of $419,000 and
          $404,000                                       20        35
        Deposits and other                              723       724
                                                    $   841   $   954

    NOTE 5 - ACCRUED LIABILITIES

    Accrued liabilities consist of the following:
           Amounts in thousands
                                                       December 31,
                                                      1999      1998
        Salaries and wages                          $   798   $ 1,267
        Union back wages                                 33        40
        Taxes, other than taxes on income               301       343
        Accrued Interest                                205        -
        Other                                           502       512
                                                    $ 1,839   $ 2,162

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

           UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 6 - INCOME TAXES (CONTINUED)

    The sources of those timing differences and the current tax effect of each were as follows:

    Amounts in thousands
                                              1999      1998      1997
  Depreciation and respective
    gains                                   $(  422)  $(  228)  $    59
  Capitalized leases                            242       203       170
  Net operating losses                       (1,027)   (2,510)   (1,477)
  Vacation and backpay                       (   13)       15    (    9)
  Tax credits                                    11       436    (  249)
  Tax credit valuation allowance             (   78)   (  513)      513
  Other                                          48    (   22)   (    9)
                                            $(1,239)  $(2,619)  $(1,002)
  Less valuation allowance                      845        -         -
                                            $(  394)  $(2,619)  $(1,002)

    The components of the net deferred tax liability at December 31, 1999 and
1998 under SFAS 109 are as follows:
                                              December 31,
                                             1999      1998
        Depreciation and
          amortization                    $ 5,935   $ 6,113
        Net operating loss                 (5,675)   (4,716)
        Tax and AMT credits, net                -    (  710)
        Other                              (  260)   (  293)
                                          $     -   $   394

    The Company has net operating loss and tax credit carryforwards at December 31, 1999 of approximately $16,889,000 and $781,000 respectively, with expiration dates through December 31, 2019. Tax credits are used to reduce federal income taxes in the year in which benefit is available.

            UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 6 - INCOME TAXES (CONTINUED)

    Reconciliations between the actual tax expense (benefit) and the amount computed by applying the U.S. Federal Income Tax rate to income (loss) before taxes are as follows:

        Amounts in thousands

                              1999              1998              1997
                                 Percent           Percent           Percent
                                    of                of                of
                                  Pretax            Pretax            Pretax
                         Amount   Income   Amount   Income   Amount   Income
Computed "expected"
  tax expense(benefit)   $(1,077) (34.0%)  $(2,588) (34.0%)  $(1,646) (34.0%)
Increase (reduction)
  in tax resulting from:
    Tax credits               11    0.4%       436  ( 1.0%)   (  110) ( 2.3%)
    Tax credit valuation
     allowance               (78) ( 2.5%)     (513)    -         513   10.6%
    Other                    -       -         -       -      (    3) ( 0.1%)
    Nondeductible
      expenses               (95) ( 2.9%)       46    0.6%        48    1.0%
Actual tax Benefit       $(1,239) (39.0%)  $(2,619) (34.4%)  $(1,198) (24.8%)
Less valuation allowance     845   26.6%       -       -         -      -
                         $(  394) (12.4%)  $(2,619) (34.4%)  $(1,198) (24.8%)

    NOTE 7 - LONG-TERM DEBT

    Long-term debt at December 31, 1999 and 1998 is as follows:

      Amounts in Thousands
                                                      December 31,
                                                   1999        1998
    Related party note, as amended, payable
      in monthly payments of interest only
      at prime not to exceed 12%, until
      January 1, 2005 at which time the entire
      balance plus accrued interest is due.
      The note is secured by a First Deed of
      Trust on land and buildings.  The
      effective rate of interest at December
      31, 1999 is 8.5%.                             $ 28,400    $ 25,500

           UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    NOTE 7 - LONG-TERM DEBT (CONTINUED)
                                                      December 31,
                                                   1999        1998
    Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest for the first twelve
      months, after which an interest rate of
      3% over prime applies to the remaining
      balance.  Any remaining balance plus
      accrued interest is due on April 1, 2001.     $   146        -

    Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest for the first twelve
      months, after which an interest rate of
      3% over prime applies to the remaining
      balance.  Any remaining balance plus
      accrued interest is due on May 1, 2001.       $ 1,037        -

    Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest for the first twelve
      months, after which an interest rate of
      3% over prime applies to the remaining
      balance.  Any remaining balance plus
      accrued interest is due on April 1, 2001.     $    28        -

           UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    NOTE 7 - LONG-TERM DEBT (CONTINUED)
                                                      December 31,
                                                   1999        1998
    Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest for the first twelve
      months, after which an interest rate of
      3% over prime applies to the remaining
      balance.  Any remaining balance plus
      accrued interest in due on September 1,
      2001.                                         $     72     $    -

    Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest.  Any remaining balance
      plus accrued interest is due on July 1,
      2001.                                         $    178     $    -

   Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of $32,707 until August 31,
      2000, with no stated interest.                     261         -
                                                      30,122       25,500
   Less current portion                                1,368        7,106
                                                    $ 28,754     $ 18,394

    On January 21, 2000 the related party note payable was refinanced under the terms disclosed above.

    Principal payments on long-term debt during the succeeding five years are as follows:

        2000                                       $  1,368
2001 354
        2002 - 2004                                       -
        Thereafter                                   28,400
                                                   $ 30,122

    Interest on long-term debt was $2,143,000 in 1999, $1,836,000 in 1998 and $1,650,000 in 1997.

          UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 8 - LEASES

    The Company leases buildings and equipment under long-term agreements which are classified as capital leases. The lease with Exber Inc., a 46.61% stockholder of the Company, covering the hotel and bus depot property expires in 2001 and contains one renewal option of twenty-five years and four renewal options of ten years each. The bus depot property is sublet to Greyhound Lines, Inc. under a lease expiring in 2001, with two ten-year renewal options available.

    Property and equipment includes the following property under capital leases by major classes:
        Amounts in thousands
                                                     December 31,
                                                   1999        1998
      Buildings                                  $ 9,242     $ 9,242
      Equipment                                      906         -
                                                  10,148       9,242
      Less accumulated amortization:
         Buildings                                 8,969       8,793
         Equipment                                   116         -
                                                 $ 1,063     $   449

    Depreciation and amortization expense includes amortization of property under capital leases of $176,000, per year for 1999, 1998, and 1997 and amortization of equipment of $115,000 for 1999.

    Interest paid on property under capital leases was $350,000 for 1999, $432,000 for 1998 and $536,000 for 1997.

    Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1999:

                                                 CAPITAL
                                                 LEASES
                                                (In thousands)
      2000                                      $ 1,571
      2001                                        1,051
      2002                                          149
          Total Minimum Lease Payments            2,771
      Less amount representing interest             300

      Present value of net minimum lease
        payments under capital leases             2,471
      Less current portion                        1,338

          Obligations Under Capital Leases      $ 1,133

          UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    NOTE 8 - LEASES (CONTINUED)

    Rental expense for all operating leases are as follows:
    Amounts in thousands
                                              1999     1998     1997
      Parking lot leases                      $ 24     $ 24     $ 24

    SUBLEASES

    The bus depot property under a capital lease is sublet as follows:
    Amounts in thousands
                                                       December 31,
                                                      1999     1998
          Minimum future rents receivable             $104     $170
          Less amount representing interest             11       27
          Minimum lease payments receivable             93      143
          Less current portion (included in
            accounts receivable)                        56       49
               Net investment in direct financing
                  lease (included in other assets)    $ 37     $ 94

    OTHER SUBLET RENTAL PROPERTY

    The Company rents building space to several retail stores under various short-term leases. Income from these subleases, included in other income, for 1999, 1998, and 1997 was $293,000, $311,000 and $313,000.

    NOTE 9 -EMPLOYEE BENEFIT PLANS

    The Company contributes to a discretionary executive bonus plan. Contributions for 1999, 1998, and 1997 were $31,000, $32,000 and $-0-, respectively.

    The Company also has a qualified profit sharing plan for eligible non-union employees. Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated interests in fund assets. No contributions were made to the plan for 1999, 1998, and 1997.

    The Company provides no post-retirement benefits to employees subject to the requirements of Statement of Financial Accounting Standards No. 106 (SFAS 106) which requires accrual of expected cost of providing those benefits to an employee during the years that the employee renders service.

         UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 10 - EARNINGS (LOSS) PER COMMON SHARE

    Earnings (loss) per common share is based on the weighted average number of shares of common stock outstanding during the years. Shares used for the computation on earnings per common share are 757,419 in 1999, 757,819 in 1998 and 758,420 in 1997.


    NOTE 11 - RELATED PARTIES

    The related party note payable of $28,400,000, as more fully described in
Note 7, is payable to Exber, Inc., a 46.61% stockholder of the Company. Included in accrued liabilities is $205,000 of accrued interest relating to this note at December 31, 1999. Interest expense on this note was $2,143,000, $1,836,000 and $1,650,000 for 1999, 1998, and 1997, respectively.
In addition, the Company has a line of credit for $1,000,000 with Exber, Inc. to be used for normal operating requirements as needed. As of December 31, 1999 and 1998 the outstanding balance was $0.

    The Company also pays $1,250,000 in annual capital lease payments to Exber, Inc. for the hotel and bus depot property, as more fully described in Note 8. Interest expense on this capital lease was $313,000, $432,000, and $513,000 for 1999, 1998, and 1997, respectively.

    The Company paid $53,000 to Coast Hotels and Casinos, Inc. d/b/a Gold Coast Hotel and Casino during 1999 in connection with various construction services provided to the Company. Coast Hotels and Casinos, Inc. is a wholly-owned subsidiary of Coast Resorts, Inc. A majority stockholder of Coast Resorts, Inc. is the son of the President of the Company.

    The Company paid $29,000, $31,000 and $30,000 to Las Vegas Dissemination, Inc. during 1999, 1998 and 1997, respectively, in connection with race book pari-mutuel system operator fees. The sole stockholder of Las Vegas Dissemination, Inc. is the grandson of the President of the Company.

    NOTE 12 - CONTINGENCIES

    LITIGATI0N

    The Company has contingent liabilities with respect to lawsuits and other matters arising in the ordinary course of business. It is estimated that the adverse effect of these lawsuits will not exceed $90,000.

    LIQUIDITY AND CAPITAL RESOURCES

    The Company has had recurring net losses over the past three years amounting to $3,167,000, $5,002,000 and $3,644,000 in 1999, 1998
and 1997 respectively. At December 31, 1999 its current liabilities exceed its assets by approximately $3,327,000.

        UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 13 - INVESTMENT IN FREMONT STREET EXPERIENCE

    In 1994, the Company's wholly-owned subsidiary, Union Plaza Experience, Inc., was organized to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. The Company's 5.9% investment was accounted for by the equity method whereby the investment was increased or decreased by their proportionate share of the investors net earnings or loss, which amounted to losses of $792,000 and $471,000 for the years 1998 and 1997 respectively.

    During 1998, the Union Plaza Experience, Inc. withdrew from the Fremont Street Experience and has been released of all liability.

    NOTE 14 - ADVERTISING COSTS


    The Company expenses advertising costs as incurred. Advertising expense was $599,000, $304,000 and $385,000 for the years ended December 31, 1999,
1998 and 1997 respectively.

    NOTE 15 - SUPPLEMENTAL CASH FLOWS INFORMATION

Supplemental schedule of noncash
 Investing and financing activities:
    Amounts in thousands:
                                                       December 31,
                                                      1999     1998
          Equipment acquired by direct
           financing                                 $ 4,763  $   -

          Long-term debt payments directly
           financed                                  $   321  $ 1,560

          Lease payments directly financed           $   104  $   422

        UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 16 - RECLASSIFICATION OF ITEMS

    Certain items on the financial statements as of December 31, 1998 and 1997 have been reclassified to be consistent with the classification as of December 31, 1999.

    During the years ended December 31, 1998 and 1997, cash in currency acceptors totaling $299,000 and $226,000 respectively, were reclassified from accounts receivable to cash and cash equivalents. In addition, gain on sale of assets of $3,000 for the years ended December 31, 1998 and 1997 were reclassified from other revenue to a separate caption under other income (expense). These changes had no effect on net income for the years ended December 31, 1998 and 1997.

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

Joe Woody                                        Controller

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

ANNUAL STOCKHOLDERS' MEETING

    The annual meeting of Union Plaza Hotel and Casino, Inc. will be held on May 19, 2000, at the Center Stage Restaurant, Number One Main Street, Las Vegas, Nevada.

DIVIDENDS AND MARKET PRICE STATISTICS OF COMMON STOCK

    The Company's stock is not traded on any securities exchange. A dividend of $.10 per share was paid to the stockholders of record on the shares of common stock outstanding on the last day of each quarter during 1981 and 1980. No dividends have been declared or paid since 1981.

AUDITORS

    The Company's auditors are Conway, Stuart & Woodbury, CPA's, 4021 Meadows Lane, Las Vegas, Nevada 89107.


             This report is prepared for the information of stockholders, employees, and other interested persons. It is not transmitted in connection with the sale of any security or offer to sell or offer to buy any security.