Form 10-K, Exhibit 13
period 2000-12-31
UNION PLAZA HOTEL & CASINO INC
filed 2001-03-30
CIK 87918

             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                                     2000

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

To Our Shareholders,

The year 2000 was another positive year in terms of progress at the Plaza. Gaming revenues at our property increased by 6.2% and total revenues increased by 5.6% and we were able to keep our operating expenses stable with an increase of less than a half of a percent compared to the prior year. As a result of these improvements our combined operating cash flow was $2,693,000 in 2000 compared to negative cash flow of $22,000 a year ago and negative cash flow of $2,415,000 in 1998.

Progress at the Plaza has not been without substantial investment. During the past year, nearly $3,000,000 was expended for capital improvements at the Plaza on top of nearly $6,000,000 expended in 1999. Projects completed in 2000 included a complete renovation of the Center Stage Restaurant, the sports book, numerous room remodels, as well as additional purchases of slot gaming equipment. Each of these improvements have made a significant difference in our property and have been well received by our guests. To make these changes possible, it was necessary to borrow additional funds during the course of the year. Factoring the increased debt levels and fluctuating interest rate, our cost of borrowing increased by $551,000 in 2000.

We look forward to 2001 despite uncertainties in both our local and
national economies.   Increasing competition outside the state of
Nevada may also have an impact on our future business. While we are unable to control many of these factors we believe that we must continue to upgrade our property and continue our focus on customer service in order to remain competitive. These efforts will be expensive and will require us to use our existing cash, future cash flows and possibly additional debt financing to meet those needs.

In addition to the capital investments, we have increased our sales and marketing efforts over the past twelve months. Becoming more aggressive in seeking out new business will be another key factor in our success. Attending travel shows, using direct mail marketing, offering frequent slot promotions and utilizing our pit and slot player tracking systems are all a part of our efforts to expand our customer base.

In closing, I would like to thank each of you for your continued support as we close out another year and look forward to the future. Please make plans to join us on May 18, 2001 at 10:00am in the Center Stage Restaurant for the annual meeting of shareholders.

						Sincerely,
                                    /s/ John D. Gaughan
						John D. Gaughan
						Chairman of the Board

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
                      2000       1999       1998        1997         1996
Net revenues      $ 50,745    $ 48,052    $ 45,847   $ 48,015    $ 53,332

Casino operating
  revenue           34,092      32,091      30,886     32,135      36,292

Net income (loss)   (1,595)     (3,167)     (5,002)    (3,644)       (736)

Total assets        41,969      43,278      41,539     45,192      49,317

Long-term
  obligations       31,749      29,887      20,558     26,079      26,510

Stockholders'
  equity             3,542       5,137       8,304     13,331      16,977

Earnings (loss)
  per common
  share           $ (2.11)    $ (4.18)    $ (6.60)   $ (4.80)   $   (.97)

Cash dividends
  declared
  common share    $    -0-   $    -0-    $    -0-    $    -0-   $     -0-


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

RESULTS OF OPERATIONS

2000 COMPARED TO 1999

Net revenues increased 5.6% to $50,745,000 in 2000 compared to $48,052,000 one year ago. The primary contributor to the overall improvement in revenues was strong growth in gaming win at the Company's casino. Room sales were also higher as were food and beverage sales. Promotional allowances, which include complimentary room, food and beverages, which are generally provided to gaming customers, were down during the year.

Gaming revenue continued to improve as net casino win rose 6.2% or $2,001,000. Win from slot machines increased by 13.8% or $3,338,000 as a result of the continued slot floor update that began in March of 1999. As part of the slot floor upgrade, the Company has purchased or leased a significant number of new and exciting slot machines to provide many more options for the casino guest. Hotel revenues improved by 1.7% or $190,000 as occupancy levels rose to 88.6% from 87.1% a year ago.
Combined food and beverage revenue rose .6% or $58,000 despite the fact that beverage sales declined 9.9% or $344,000. Food revenue increased by 6.5% or $402,000 reflecting a higher sales per guest average.
Despite the improved gaming and lodging revenues, the Company was effective in reducing the complimentary allowance during 2000.
Management believes that the criteria used to evaluate casino players, for the purpose of room, food and beverage comps, remains liberal although controlled.

In spite of the 5.6% growth in revenues, total operating expenses rose just .3% or $157,000 in 2000. As a result of management's efforts to control costs, expenses connected with revenue producing departments were actually lower in 2000 compared to 1999. General and administrative, advertising, utilities, and depreciation expenses were all higher when compared to last year.

The decline in costs for the revenue producing segments was due to lower total payroll costs in each of those areas.  Casino expenses declined
4.0% or $527,000, food and beverage expenses declined 2.6% or $377,000,
and room related expenses fell 6.5% or $368,000 in 2000.    The reduction
in personnel costs has been a concerted effort by management to eliminate excess staff in significantly all areas of the Company's operation.
Management continues to seek and implement methods of operation that improve the he property.  At the same time, management continues to focus on reducing the overall number of employees.

Increasing costs in the non-revenue producing areas more than offset the decline in costs in the revenue sectors. General and administrative costs rose 8.7% or $345,000 due primarily to rising group insurance costs for employees and their dependents during the past year. Advertising and promotional costs were 52.9% or $317,000 higher for 2000 reflecting management's increased focus on marketing. Utility and maintenance expenses increased by 3.1% or $184,000 during the year, reflecting higher energy and w's property. Depreciation expense rose 15.3% or $544,000 during the year due reflective of the capital improvements made to the property during the past 18 months.

Overall, the Company had a net operating profit of $1,377,000 for 2000 compared to a net operating loss of $1,159,000 one year ago. Interest expense rose 22.1% or $551,000 due to a higher level of debt compounded by higher interest rates during the year. The net loss for 2000 was $1,595,000 compared to a loss of $3,167,000 in 1999. On a per share basis, the net loss was $2.11 compared to a net loss of $4.18 a year ago.

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

As explained above, the Company's revenue increase in 1999 was primarily attributable to increased slot revenue, that represented 40.0% of gross revenue. The modernization and ever changing layout of the slot floor have dramatically increased the revenue despite an average of 190 fewer games on the casino floor. Revenue for the remainder of the casino declined by approximately $520,000 as table game revenue fell $527,000.
The table games win percentage fell one full percent during the year and overall handle was down $480,000. The decline in handle is mostly attributed to a decision to close certain areas of the casino pit during slow periods. The overall impact of this decision helped to significantly reduce casino payroll expenses. Revenues from the card room and from counter games were basically unchanged from a year ago.

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

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, the Company's primary source of liquidity was 3,335,000 in cash and cash equivalents and a $1,000,000 letter of credit secured by the Company's majority shareholder. Cash assets accounted for 7.9% of total assets at December 31, 2000 and 7.5% or $3,250,000 of the total assets at December 31, 1999. The ratio of current assets to current liabilities was .8 to 1 for 2000 and .6 to 1 for 1999. The improvement in the current ratio is attributed to an improved cash position at year-end supplemented by additional debt financing in the fourth quarter. Accounts receivable rose 38.9% or $202,000 during the year compared to last year, the Company affiliated itself with several travel service providers, including some internet venues, to market its rooms to the public. As a result, there are a larger number of agencies and travel service providers with outstanding balances due to the hotel. Management believes that the strategy to expand its source of room guests is vital in the competitive hotel market.

Long-term debt and obligations under capital leases (including current term portions) was $33,321,000 at December 31, 2000 compared to $32,593,000 at December 31, 1999. The increase in obligations is attributable to additional debt financing of $3,654,000 less repayments of $2,926,000 for slot machines and the slot marketing system.

Operating cash flow improved to $2,693,000 in 2000 compared to a negative
$22,000 in 1999. Management expects the cash generated by operations to continue to improve based on recent trends in its business. However, the uncertainty in the overall economy and its impact cannot be accurately evaluated. Furthermore, it will be difficult for the Company to continue its growth at the pace of the past two years without growth in the entire downtown gaming sector.

The Company considers the financial stability of its majority shareholder to be a source of capital for future investment in equipment and funding for operations when needed. These factors considered, management believes that its capital resources and those available to it should be adequate to meet its anticipated requirements.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information included in the 10-K and other materials filed by the Company with the Securities and Exchange Commission contains statements that are forward-looking, such as statements relating to plans for capital spending, financing sources and effects of regulation and competition. Such forward-looking statements involve important risks and uncertainties that could significantly affect an , and accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

Due to the fact that shares in the Company are closely held and there is virtually no trading in the common shares, the performance graph has been omitted from this filing.

INDEPENDENT AUDITOR'S REPORT

The Stockholders and
   Board of Directors
Union Plaza Hotel and Casino, Inc.


We have audited the accompanying consolidated balance sheets of Union Plaza
Hotel and Casino, Inc. and subsidiaries (a Nevada Corporation) as of December
31, 2000 and 1999, and the related consolidated statements of loss, stockholders equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Union Plaza Hotel and Casino, Inc. and subsidiaries as of December 31, 2000 and 1999, and results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


Conway, Stuart & Woodbury CPA's


Las Vegas, Nevada
March 6, 2001

INDEPENDENT AUDITOR'S REPORT
The Stockholders and
	Board of Directors
Union Plaza Hotel and Casino, Inc.

We have audited the accompanying consolidated statements of loss, stockholders' equity and cash flows of Union Plaza Hotel and Casino, Inc.
and subsidiaries (a Nevada Corporation) for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Union Plaza Hotel and Casino, Inc. and subsidiaries operations and their cash flows for the year ended
December 31, 1998, in conformity with generally accepted accounting principles.


GARY V. CAMPBELL, CPA LTD

Las Vegas, Nevada
February 22, 1999


             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS
                         DECEMBER 31, 2000 AND 1999

Amounts in thousands, except per share data
                                  ASSETS
                                                  2000       1999
CURRENT ASSETS:
  Cash and cash equivalents                   $   3,335   $  3,250
  Accounts receivable, net                          721        519
  Inventories of food, beverage
    and supplies                                    310        348
  Prepaid expenses                                  717        810
       TOTAL CURRENT ASSETS                       5,083      4,927

PROPERTY AND EQUIPMENT:
  Land                                            7,012      7,012
  Buildings                                      57,242     56,887
  Leasehold improvements                          3,534      3,530
  Furniture and equipment                        38,712     39,607
                                                106,500    107,036
  Less accumulated depreciation
   and amortization                              70,381     69,526
       NET PROPERTY AND EQUIPMENT                36,119     37,510

OTHER ASSETS                                        767        841

                                               $ 41,969   $ 43,278

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

            UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                 CONSOLIDATED BALANCE SHEETS (CONTINUED)
                       DECEMBER 31, 2000 AND 1999

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                                   2000        1999
CURRENT LIABILITIES:
  Accounts payable                               $  2,942   $  3,709
  Accrued liabilities                               2,164      1,839
  Current portion of long-term debt                   680      1,368
  Current portion of obligations under
   capital leases                                     892      1,338
      TOTAL CURRENT LIABILITIES                     6,678      8,254

LONG-TERM DEBT,
 less current portion                              31,604     28,754

OBLIGATIONS UNDER CAPITAL LEASES,
  less current portion                                145      1,133

    TOTAL LIABILITIES                              38,427     38,141

COMMITMENTS AND CONTINGENCIES                         -          -

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value; authorized
   20,000,000 shares; issued 1,500,000 shares;
   outstanding 757,419 shares at
   December 31, 2000 and 1999                         750        750
  Additional paid-in capital                        5,462      5,462
  Retained earnings                                11,227     12,822
                                                   17,439     19,034
  Less: treasury stock at cost, 742,581 shares
   at December 31, 2000 and 1999                   13,897     13,897
       TOTAL STOCKHOLDERS' EQUITY                   3,542      5,137

                                                 $ 41,969   $ 43,278

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF LOSS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Amounts in thousands, except per share data
                                            2000       1999       1998
REVENUES:
  Casino                                    $ 34,092  $ 32,091  $ 30,886
  Food and beverage                            9,767     9,709     9,687
  Rooms                                       11,267    11,077    10,815
  Other                                        2,173     2,268     2,106
        GROSS REVENUES                        57,299    55,145    53,494
  Less promotional allowances                  6,554     7,093     7,647
        NET REVENUES                          50,745    48,052    45,847

OPERATING EXPENSES:
  Casino                                      12,749    13,276    14,469
  Food and beverage                           14,010    14,387    14,646
  Rooms                                        5,256     5,624     5,685
  General and administrative                   4,328     3,983     4,072
  Entertainment                                  579       597       629
  Advertising and promotion                      916       599       304
  Utilities and maintenance                    6,128     5,944     5,640
  Depreciation and amortization                4,110     3,566     3,742
  Provision for doubtful accounts                 39        24        37
  Other costs and expenses                     1,253     1,211     1,215
        TOTAL OPERATING EXPENSES              49,368    49,211    50,439

        OPERATING INCOME/LOSS                  1,377    (1,159)   (4,592)

OTHER INCOME (EXPENSE):
  Interest income                                 27        19        28
  Gain on sale of assets                          45        72         3
  Interest expense                            (3,044)   (2,493)   (2,268)
  Investment in Fremont Street
    Experience                                   -         -        (792)
        TOTAL OTHER INCOME (EXPENSE)          (2,972)   (2,402)   (3,029)

        LOSS BEFORE INCOME TAX                (1,595)   (3,561)   (7,621)

INCOME TAX BENEFIT:
  Current                                        -         -         -
  Deferred                                       -         394     2,619
        TOTAL INCOME TAX BENEFIT                 -         394     2,619

NET LOSS                                     $(1,595)  $(3,167) $ (5,002)

LOSS PER COMMON SHARE                        $( 2.11)  $( 4.18) $ ( 6.60)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

             UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Amounts in thousands, except per share data

                              Additional
                      Common   paid-in    Retained  Treasury
                       stock   capital    earnings   stock      Total
BALANCE:
  December 31, 1997    $750    $ 5,462    $ 20,991  $(13,872)  $ 13,331

  Purchase of 1,000
    shares of
    treasury stock       -          -           -    (    25)    (   25)

  Net loss for 1998      -          -       (5,002)      -       (5,002)


BALANCE:
  December 31, 1998    $750    $ 5,462    $ 15,989  $(13,897)  $  8,304


  Net loss for 1999      -          -       (3,167)      -       (3,167)


BALANCE:
  December 31, 1999    $750     $5,462     $12,822  $(13,897)  $  5,137

  Net loss for 2000      -         -        (1,595)      -       (1,595)

BALANCE:
  December 31, 2000    $750     $5,462     $11,227  $(13,897)  $  3,542

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

              UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Amounts in thousands, except per share data
                                         2000       1999       1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers         $ 50,504   $ 47,853   $ 45,736
  Cash paid to suppliers and
    employees                           (44,840)   (45,958)   (47,255)
  Interest received                          27         19         28
  Interest paid                         ( 2,998)   ( 1,936)   ( 1,121)
  Income taxes received                      -          -         197
        NET CASH PROVIDED BY
          (USED IN)OPERATING
           ACTIVITIES                     2,693     (   22)    (2,415)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
    and equipment                            45         72          3
  Purchase of property and equipment    ( 2,932)   ( 1,006)   (   412)
        NET CASH USED IN
          INVESTING ACTIVITIES          ( 2,887)   (   934)   (   409)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt            3,205      2,500      3,500
  Principal payments on long-term debt  ( 1,492)   (   822)   (    89)
  Principal payments on capital leases  ( 1,434)   (   999)   (   396)
  Purchase of treasury stock                 -          -     (    25)
        NET CASH PROVIDED BY
          FINANCING ACTIVITIES              279        679      2,990

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                       85    (   277)       166

CASH AND CASH EQUIVALENTS,
  at beginning of the year                3,250      3,527      3,361

CASH AND CASH EQUIVALENTS,
  At end of the year                   $  3,335   $  3,250   $  3,527

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

          UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
         FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

             Amounts in thousands, except per share data

                                                2000     1999     1998
RECONCILIATION OF NET LOSS TO NET
  CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES:

  Net loss                                   $(1,595)  $(3,167) $(5,002)
ADJUSTMENTS TO RECONCILE NET LOSS
  TO NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES:

  Depreciation and amortization                4,110     3,566    3,742
  Gain on sale of property
     equipment and
     improvements                             (   45)   (   72)  (    3)
  Interest expense                                -        352    1,147
  Equity investment loss                          -         -       387
  Provision for doubtful accounts                 39        24   (   13)

  (Increase) decrease in assets:
      Accounts receivable                     (  241)   (   33)      98
      Inventories                                 38    (   65)  (   16)
      Prepaid expenses                            93       182   (   20)
      Other assets                                32        72       53
  Increase (decrease) in liabilities:
      Accounts payable                           142    (  164)  (  273)
      Accrued salaries                           165    (  469)      43
      Other accrued liabilities               (   45)      146       61
      Deferred income tax                         -     (  394)  (2,619)
          TOTAL ADJUSTMENTS                    4,288     3,145    2,587

NET CASH PROVIDED BY
   (USED IN) OPERATING
    ACTIVITIES                               $ 2,693   $(   22) $(2,415)

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

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements for 2000, 1999 and 1998 include the accounts of Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

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

    NOTE 2 - CASH

    The Company maintains cash balances in two financial institutions in Las Vegas, Nevada insured by the Federal Deposit Insurance Corporation up to
$100,000 . Uninsured balances at December 31, 2000 and December 31, 1999 are
$687,000 and $524,000 respectively. Also included in cash are uninsured money market funds amounting to $9,000 and $24,000 at December 31, 2000 and December 31, 1999, respectively.

    NOTE 3 - ACCOUNTS RECEIVABLE

    Accounts receivable consist of the following:
      Amounts in thousands
                                                    December 31,
                                                   2000       1999
        Casino                                  $ 275       $ 384
        Hotel                                     355         120
        Other                                     136          99
                                                  766         603
      Less allowance for
        doubtful accounts                          45          84
                                                $ 721       $ 519

         UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    NOTE 4 - OTHER ASSETS

    Other assets consist of the following:
            Amounts in thousands
                                                       December 31,
                                                      2000      1999
        Expansion of gaming rights, less
          accumulated amortization of
          $790,000 and $749,000                     $    20   $    61
        Net investment in direct financing
          lease, net of current portion                  -         37
        Leasehold costs, less accumulated
          amortization of $434,000 and
          $419,000                                        5        20
        Deposits and other                              742       723
                                                    $   767   $   841

    NOTE 5 - ACCRUED LIABILITIES

    Accrued liabilities consist of the following:
           Amounts in thousands
                                                       December 31,
                                                      2000      1999
        Salaries and wages                          $   963   $   798
        Union back wages                                 28        33
        Taxes, other than taxes on income               272       301
        Accrued Interest                                251       205
        Other                                           650       502
                                                    $ 2,164   $ 1,839

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

           UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 6 - INCOME TAXES (CONTINUED)

    The sources of those timing differences and the current tax effect were as follows:

    Amounts in thousands
                                              2000      1999      1998
  Depreciation and amortization             $(  310)  $(  422)  $(  228)
  Capitalized leases                            319       242       203
  Net operating losses                       (  560)   (1,027)   (2,510)
  Vacation and backpay                       (   12)   (   13)       15
  Tax credits                                   127        11       436
  Tax credit valuation allowance             (  200)   (   78)   (  513)
  Other                                          69        48    (   22)
                                            $(  567)  $(1,239)  $(2,619)
  Less valuation allowance                      567       845        -
                                            $    -    $(  394)  $(2,619)

    The components of the net deferred tax liability at December 31, 2000 and
1999 under SFAS 109 are as follows:
                                              December 31,         TAX
                                             2000      1999      EXPENSE
        Deferred tax asset                $ 1,412   $   845   $   567
        Valuation allowance                (1,412)   (  845)    ( 567)
                                          $   -     $    -    $    -

    The Company has net operating loss carryforward of approximately $18,535,000 and tax credit carryforwards of approximately $851,000 with expiration dates through December 31, 2020. Tax credits are used to reduce federal income taxes in the year in which benefit is available.

            UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 6 - INCOME TAXES (CONTINUED)

    Reconciliations between the actual tax expense (benefit) and the amount computed by applying the U.S. Federal Income Tax rate to income (loss) before taxes are as follows:

        Amounts in thousands

                              2000              1999              1998
                                 Percent           Percent           Percent
                                    of                of                of
                                  Pretax            Pretax            Pretax
                         Amount   Income   Amount   Income   Amount   Income
Computed "expected"
  tax expense(benefit)   $(  542) (34.0%)  $(1,077) (34.0%)  $(2,588) (34.0%)
Increase (reduction)
  in tax resulting from:
    Tax credits              127    7.9%        11  ( 0.4%)      436  ( 1.0%)
    Tax credit valuation
     allowance              (200) (12.5%)      (78) ( 2.5%)     (513)
    Nondeductible
      expenses                48    3.0%       (95)  (2.9%)       46    0.6%
Actual tax Benefit       $(  567) (35.6%)  $(1,239) (39.0%)  $(2,619) (34.4%)
Less valuation allowance     567   35.6%       845   26.6%        -      -
                         $    -      -     $(  394) (12.4%)  $(2,619) (34.4%)

    NOTE 7 - LONG-TERM DEBT

    Long-term debt at December 31, 2000 and 1999 is as follows:

      Amounts in Thousands
                                                      December 31,
                                                   2000        1999
    Related party note, as amended, payable
      in monthly payments of interest only
      at prime not to exceed 12%, until
      January 1, 2005 at which time the entire
      balance plus accrued interest is due.
      The note is secured by a First Deed of
      Trust on land and buildings.  The
      effective rate of interest at December
      31, 2000 is 9.5%.                             $ 31,604    $ 28,400

           UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    NOTE 7 - LONG-TERM DEBT (CONTINUED)
                                                      December 31,
                                                   2000        1999
    Contracts payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest for the first twelve
      months, after which an interest rate of
      3% over prime applies to the remaining
      balance.  Any remaining balance plus
      accrued interest is due as follows:

          April 1, 2001                              49        146

          April 1, 2001                              -          28

          May 1, 2001                               179      1,037

          September 1, 2001                          -          72

          December 30, 2001                          11         -

          September 8, 2002                          82         -

          July 1, 2002                               53         -

          December 30, 2002                         229         -

    Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of 25% of net win with no
      stated interest.  Any remaining balance
      plus accrued interest is due on July 1,
      2001.                                          77        178

           UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    NOTE 7 - LONG-TERM DEBT (CONTINUED)
                                                      December 31,
                                                   2000        1999

   Contract payable, secured by slot machines
      and related equipment, payable in monthly
      installments of $32,707 through August 31,
      2000, with no stated interest.                      -           261
                                                      32,284       30,122
   Less current portion                                  680        1,368
                                                    $ 31,604     $ 28,754

    On January 21, 2000 the related party note payable was refinanced under the terms disclosed above.

    Principal payments on long-term debt during the succeeding five years are as follows:

        2001                                       $    680
        2002 to 2005                                     -
        Thereafter                                   31,604
                                                   $ 32,284

    Interest on long-term debt was $2,802,000 in 2000, $2,143,000 in 1999 and $1,836,000 in 1998.

          UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 8 - LEASES

    The Company leases buildings and equipment under long-term agreements which are classified as capital leases. The lease with Exber Inc., a 48.91% stockholder of the Company, covering the hotel and bus depot property expires in 2001 and contains one renewal option of twenty-five years and four renewal options of ten years each. The bus depot property is sublet to Greyhound Lines, Inc. under a lease expiring in 2001, with two ten-year renewal options available.

    Property and equipment includes the following property under capital leases by major classes:
        Amounts in thousands
                                                     December 31,
                                                   2000        1999
      Buildings                                  $ 9,242     $ 9,242
      Equipment                                      906         906
                                                  10,148      10,148
      Less accumulated amortization:
         Buildings                                 9,145       8,969
         Equipment                                   297         116
                                                 $   706     $ 1,063

    Depreciation and amortization expense includes amortization of property under capital leases of $176,000 per year for 2000, 1999, and 1998 and amortization of equipment of $181,000 and $116,000 for 2000 and 1999, respectively.

    Interest paid on property under capital leases was $242,000 for 2000, $350,000 for 1999 and $432,000 for 1998.

    Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2000:

                                                 CAPITAL
                                                 LEASES
                                                (In thousands)
      2001                                      $   946
      2002                                          149
          Total Minimum Lease Payments            1,095
      Less amount representing interest              58

      Present value of net minimum lease
        payments under capital leases             1,037
      Less current portion                          892

          Obligations Under Capital Leases      $   145

          UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    NOTE 8 - LEASES (CONTINUED)

    Rental expense for all operating leases are as follows:
    Amounts in thousands
                                              2000     1999     1998
      Parking lot leases                      $ 24     $ 24     $ 24

    SUBLEASES

    The bus depot property under a capital lease is sublet as follows:
    Amounts in thousands
                                                       December 31,
                                                      2000     1999
          Minimum future rents receivable             $ 39     $104
          Less amount representing interest              2       11
          Minimum lease payments receivable             37       93
          Less current portion (included in
            accounts receivable)                        37       56
               Net investment in direct financing
                  lease (included in other assets)    $  -     $ 37

    OTHER SUBLET RENTAL PROPERTY

    The Company rents building space to several retail stores under various short-term leases. Income from these subleases, included in other income, for 2000, 1999, and 1998 was $307,000, $293,000 and $311,000.

    NOTE 9 -EMPLOYEE BENEFIT PLANS

    The Company contributes to a discretionary executive bonus plan. Contributions for 2000, 1999, and 1998 were $228,000, $31,000 and $32,000, respectively.

    The Company also has a qualified profit sharing plan for eligible non-union employees. Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated interests in fund assets. No contributions were made to the plan for 2000, 1999, and 1998.

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

         UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 10 - EARNINGS (LOSS) PER COMMON SHARE

    Earnings (loss) per common share is based on the weighted average number of shares of common stock outstanding during the years. Shares used for the computation on earnings per common share are 757,419 in 2000, 757,419 in 1999 and 757,819 in 1998.


    NOTE 11 - RELATED PARTIES

    The related party note payable of $31,604,000, as more fully described in
Note 7, is payable to Exber, Inc., a 48.91% stockholder of the Company. Included in accrued liabilities is $251,000 and $205,000 of accrued interest relating to this note at December 31, 2000 and 1999 respectively. Interest expense on this note was $2,758,000, $2,143,000 and $1,836,000 for 2000, 1999, and 1998, respectively. In addition, the Company has a line of credit for $1,000,000 with Exber, Inc. to be used for normal operating requirements as needed. As of December 31, 2000 and 1999 the outstanding balance was $0.

    The Company also pays $104,000 in monthly capital lease payments to Exber, Inc. for the hotel and bus depot property, as more fully described in Note 8. The Company paid $1,354,000 during 2000 and $1,250,000 during each of the years 1999, 1998 in connection with this lease. Interest expense on this capital lease was $185,000, $313,000, and $432,000 for 2000, 1999, and
1998, respectively.

    In September of 2000, the Company entered into an agreement with Coast Hotels and Casinos, Inc. to operate the sports book facilities located in the Union Plaza Hotel and Casino. In connection with this agreement, the Company receives a prorated share of the net income or loss from total sports book operations for the Coast Hotels and Casinos, Inc. For the year ended December 31, 2000, the Company had net income of $296,000 in relation to this agreement.
In addition, $97,000 was payable to Coast Hotels and Casinos, Inc. as of December 31, 2000. Coast Hotels and Casinos, Inc. is a wholly-owned subsidiary of Coast Resorts, Inc. A major stockholder and chairman of the board of Coast Resorts, Inc. is the son of the President of the Company.

    The Company paid $26,000 and $53,000 to Coast Hotels and Casinos,
Inc. d/b/a Gold Coast Hotel and Casino during 2000 and 1999, respectively, in connection with various services provided to the Company.

    The Company paid $27,000, $29,000 and $31,000 to Las Vegas Dissemination, Inc. during 2000, 1999 and 1998, respectively, in connection with race book pari-mutuel system operator fees. The sole stockholder of Las Vegas Dissemination, Inc. is the grandson of the President of the Company.

    NOTE 12 - CONTINGENCIES

    LITIGATI0N

    The Company has contingent liabilities with respect to lawsuits and other matters arising in the ordinary course of business. It is estimated that the adverse effect of these lawsuits will not exceed $60,000.

    LIQUIDITY AND CAPITAL RESOURCES

    The Company has had recurring net losses over the past three years amounting to $1,595,000, $3,167,000 and $5,002,000 in 2000, 1999
and 1998 respectively. At December 31, 2000 its current liabilities exceed its assets by approximately $1,595,000.

        UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

    NOTE 13 - INVESTMENT IN FREMONT STREET EXPERIENCE

    In 1994, the Company's wholly-owned subsidiary, Union Plaza Experience, Inc., was organized to participate with other downtown Las Vegas casino enterprises and the City of Las Vegas Redevelopment Agency, in a redevelopment project known as the Fremont Street Experience. The Company's 5.9% investment was accounted for by the equity method whereby the investment was increased or decreased by their proportionate share of the investors net earnings or loss, which amounted to losses of $792,000 for the year 1998.

    During 1998, the Union Plaza Experience, Inc. withdrew from the Fremont Street Experience and has been released of all liability.

    NOTE 14 - ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising expense was $916,000, $599,000 and $304,000 for the years ended December 31, 2000,
1999 and 1998 respectively.

    NOTE 15 - SUPPLEMENTAL CASH FLOWS INFORMATION

Supplemental schedule of noncash
 Investing and financing activities:
    Amounts in thousands:
                                                       December 31,
                                                      2000     1999
          Equipment acquired by direct
           financing                                 $   449  $ 4,763

          Long-term debt payments directly
           financed                                  $    -   $   321

          Lease payments directly financed           $    -   $   104

        UNION PLAZA HOTEL AND CASINO, INC. AND SUBSIDIARIES

DIRECTORS AND EXECUTIVE OFFICERS


                               Directors

John D. Gaughan                                  Chairman of the Board

J.K. Houssels                                    Vice Chairman of the Board

Donald L. Dobson                                 Director

John P. Jones                                    Director

Michael Gaughan                                  Director

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

Joe Woody                                        Chief Financial Officer

                           SPECIAL INFORMATION


SCOPE OF OPERATIONS

    The Company operates the Union Plaza Hotel and Casino (Union Plaza) resort complex in downtown Las Vegas, Nevada.

    The casino facilities offer a variety of games which generate approximately 59% of the gross revenue of the Company. The major games of chance featured by the Company's casino include craps, card room, blackjack ("21"), keno, slot machines, race and sports book, roulette, baccarat and pai gow poker.

    The food and beverage facilities account for approximately 17% of the Company's gross revenues. The room operation provides approximately 20% of gross revenue with retail shops, subleases, vending, and interest on investments accounting for the remaining 4%.

FORM 10-K

    A copy of the Company's Annual Report of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Mr. John D. Gaughan, President, Union Plaza Hotel and Casino, Number One Main Street, P.O. Box 760, Las Vegas, Nevada 89125.

ANNUAL STOCKHOLDERS' MEETING

    The annual meeting of Union Plaza Hotel and Casino, Inc. will be held on May 18, 2001, at the Center Stage Restaurant, Number One Main Street, Las Vegas, Nevada.

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