Form 10-K, Exhibit 13
period 2002-12-31
UNION PLAZA HOTEL & CASINO INC
filed 2003-03-31
CIK 87918

Exhibit 13.01

UNION PLAZA HOTEL AND CASINO, INC.

ANNUAL REPORT

2002

UNION PLAZA HOTEL AND CASINO, INC.

UNION PLAZA HOTEL AND CASINO, INC.

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998

Net revenues	$51,992,000	$54,870,000	$51,271,000	$48,560,000	$45,847,000
Casino operating revenue	35,647,000	37,807,000	34,615,000	32,582,000	30,886,000
Operating Income (Loss)	52,000	(493,000)	1,377,000	(1,159,000)	(4,592,000)
Net loss	(1,538,000)	(2,914,000)	(1,595,000)	(3,167,000)	(5,002,000)
Total assets	39,082,000	40,513,000	41,969,000	43,278,000	41,539,000
Long-term obligations	34,147,000	34,482,000	31,749,000	29,887,000	20,558,000
Stockholders’ Equity (Deficit)	(910,000)	628,000	3,542,000	5,137,000	8,304,000
Loss per common share	$(2.03)	$(3.85)	$(2.11)	$(4.18)	$(6.60)
Cash dividends declared common share	$—	$—	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and accompanying notes.  Certain statements in this report are forward-looking statements that involve risks and uncertainties, which could cause the Company’s future results to differ from the expectations described herein.  Forward-looking statements should be evaluated in the context of risk factors and uncertainties.

SCOPE OF OPERATIONS

          The Company operates the Union Plaza Hotel and Casino (Union Plaza) resort complex in downtown Las Vegas, Nevada.

          The casino facilities offer a variety of games which generate approximately 61% of the gross revenue of the Company.  The major games of chance featured by the Company’s casino include craps, card room, blackjack (21), keno, slot machines, race and sports book, roulette, baccarat, bingo and pai gow poker.

          The food and beverage facilities account for approximately 16% of the Company’s gross revenues.  The room operation provides approximately 19% of gross revenue with retail shops, subleases, vending and interest on investments accounting for the remaining 4%.

RECENT DEVELOPMENTS

          On December 6, 2002, the Company and its wholly owned subsidiary; Union Plaza Operating Company, a Nevada corporation (the “Plaza Subsidiary”); Exber, Inc., a Nevada corporation (“Exber”); Gaughan South Corp., a Nevada corporation (“Gaughan South”); and Barrick Corporation, a Nevada corporation (“Barrick”) entered into an Agreement of Purchase and Sale (the “Purchase Agreement”).  The Purchase Agreement contemplates that the Company, the Plaza Subsidiary, Exber and Gaughan South will sell to Barrick the assets, with certain exceptions, associated with the Las Vegas Club Hotel & Casino, Plaza Hotel & Casino, Gold Spike Hotel & Casino, and Western Hotel & Casino, including the Ambassador Hotel.  The aggregate cash purchase price to be paid by Barrick is $82 million, of which $55.5 million is allocated under the Purchase Agreement to the Plaza Hotel & Casino and the associated personal property.  Amounts paid to the Company in respect of the Purchase Agreement are subject to the existing obligations of the Company not assumed by Barrick (totaling approximately $46,000,000 at February 28, 2003).  Such obligations must be paid out of the proceeds from the sale before any funds will be available to the stockholders in any liquidation event.  As the primary lender to the Company, Exber will be paid a substantial amount of the funds paid in repayment of the Company’s indebtedness.  The Purchase Agreement provides that, with certain exceptions, Barrick will hire the employees of the sellers on terms and conditions comparable to those of the respective sellers as of December 6, 2002, or on the terms and conditions of applicable collective bargaining agreements.

          Exber operates the Western Hotel & Casino, Ambassador Hotel, and Las Vegas Club Hotel & Casino and is the owner of record of approximately 51.0% of the Company’s outstanding capital stock.  Gaughan South operates the Gold Spike Hotel & Casino.  Mr. John D. Gaughan is a director, Chairman of the Board, Chief Executive and Operating Officer, President, and the beneficial owner (as the trustee and sole beneficiary of the Gaughan 1993 Marital Trust and the controlling stockholder of Exber) of approximately 65.1% of the Company’s outstanding capital stock.  Mr. Gaughan is a director, President and beneficial owner (as the trustee and sole beneficiary of the Gaughan 1993 Survivors Trust and the Gaughan 1993 Marital Trust) of approximately 71.6% of the outstanding capital stock of Exber.  Mr. Gaughan is a director, President and record owner of 100% of the outstanding capital stock of Gaughan South.

          Consummation of the sale is subject to a number of significant conditions, including without limitation:

1.	Receipt of the approval by the Company’s stockholders of the sale of substantially all of the property and assets of the Plaza Subsidiary pursuant to the Purchase Agreement;

2.	Receipt of all necessary approvals by the Nevada gaming authorities, gaming licenses and liquor licenses; and

3.	The expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          There can be no assurance that the conditions to the sale will be satisfied or that the sale will be consummated.  However, Exber and the Gaughan 1993 Marital Trust have entered into an agreement pursuant to which each has agreed to vote for the approval of the sale of assets pursuant to the Purchase Agreement.  The Company currently intends to consider the adoption of a plan of liquidation to follow the closing of the sale of assets pursuant to the Purchase Agreement.

          The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report of Form 8-K dated December 12, 2002 (the “Form 8-K”) and incorporated herein in its entirety by reference, and the press release dated December 9, 2002 issued by the Company, a copy of which is attached as Exhibit 99.1 to the Form 8-K and incorporated herein in its entirety by reference.

          Since the announcement of the Purchase Agreement, the following developments have occurred:

1.

Barrick has advised the Company that Barrick has filed applications with the Nevada Gaming Authorities for the necessary approvals to the Purchase Agreement and the transactions intended thereunder.  The Company cannot give any assurances when the investigation will be complete or whether, if complete, Barrick will receive the necessary approvals required under the Purchase Agreement.

2.

The Company and Barrick are in the process of filing the appropriate documents under the Hart-Scott-Rodino Antitrust Improvements Act and expect to have that filed during the second calendar quarter of 2003.

          The Company has not yet scheduled a meeting of stockholders to request approval of the stockholders for the Purchase Agreement.  The Company intends to schedule the meeting of stockholders once it receives an indication that the Nevada Gaming Authorities are nearing completion of the required investigations of Barrick and the transaction.

RESULTS OF OPERATIONS

2002 COMPARED TO 2001

REVENUES

          Net revenues declined 5.3% or $2,878,000 during 2002 compared to the results reported for 2001.  Casino revenues declined 5.7% or $2,160,000 while food and beverage revenues fell 7.8% or $804,000 and other income was down 14.4% or $363,000.  Despite the revenue declines outlined above, room revenues improved by 0.4% or $46,000.

          Casino revenues were $35,647,000 for all of 2002 representing 68.6% of total net revenue.  This compares to $37,807,000 in casino revenues for 2001, the equivalent of 68.9% of net revenues.  Casino results continue to be affected by the overall tourism slowdown being experienced in Nevada.  Drop and handle was down in virtually all casino segments despite aggressive slot promotions and on-going efforts to market gaming promotions and encourage longer play.  Gaming win-to-handle and win-to-drop percentages were equal or slightly better than the consolidated percentages as reported by the State Gaming Control Board.

          Food and beverage revenues were $9,547,000 during 2002 compared to $10,351,000 reported during 2001.  Restaurant sales fell $539,000 during 2002 due to total guest covers declining by 206,000.  Management believes that a number of guests opted for some of the other dining options on the property.  The leased food operations of McDonalds and Subway reported sales increases of 4.7% and 14.3%, respectively.  Beverage sales were consistently weak on a monthly basis and ended the year with a decline of $190,000 due to reduced customer traffic on the casino floor.  Convention and banquet sales were also much weaker in 2002 than those reported in 2001.  Combined convention revenue sales were down $75,000 for 2002 representing fewer functions booked during 2002.

          Room revenues for 2002 were up slightly from 2001 despite the continued downturn in tourism being experienced in Las Vegas.  During 2002, occupancy levels at the Company’s hotel averaged 78.1%, down from 84.5% a year ago.  During the same period, average occupancy levels for all of downtown Las Vegas were down 3.9%.  Revenues increased at the Company’s hotel as the result of higher room rates.  The Plaza was able to increase room rates an average of $3.31 per night following the renovation of nearly fifty percent of the room and suites in the hotel.

          Other revenues were $2,161,000 for 2002 compared to $2,524,000 for the year ended 2001 representing a decrease in gift shop sales, telephone revenue, parking garage income, and arcade games.

          Promotional complimentaries were down $403,000 due to management’s increased focus on issuing “comps” to players based on their casino play.  The installation of a casino player tracking system in 2000 was a key factor in the ability to evaluate a customer’s play.

OPERATING EXPENSES

          Operating expenses decreased $3,423,000 or 6.18% during 2002 compared to 2001 reflecting cost cutting measures implemented by management.  These cost cutting measures included personnel reductions that were made as a result of both technological advancements and business weakness. Ticket-in/ticket-out slot machines combined with automated redemption machines has resulted in fewer human transactions and an improved gaming experience for the customer.  At December 31, 2002, the Company had nearly 500 slot machines that were enabled with ticket-in/ticket-out capability.  Management also reduced the number of active table games on the casino floor resulting in additional layoffs in the casino.  The number of persons dining in the Company’s restaurants declined by more than 200,000 or 19.5% in 2002 prompting lay-offs in the food and beverage departments as well.

          As a result of the savings in operating costs, the Company reported operating income of $52,000 in 2002 compared to an operating loss of $493,000 in 2001.

          Other income (expenses) declined by $831,000 or 34.3% during 2002 compared to 2001. Interest expense decreased $602,000 or 26.6% reflecting lower borrowing costs compared to the prior year.  The Company also reported gains on asset sales of $50,000 in 2002 compared to a loss of $159,000 on disposition of assets in 2001.

          Despite significant savings from cost cutting efforts and lower interest expense, the Company reported a net loss of $1,538,000 for 2002 compared to a loss of $2,914,000 in 2001.  On a per share basis, the net loss was $2.03 in 2002 compared to a loss of $3.85 in 2001.

2001 COMPARED TO 2000

REVENUES

          Net revenues increased 7.0% to $54,870,000 in 2001 compared to $51,271,000 in 2000.  Casino revenues increased 9.2% or $3,192,000, food and beverage sales improved 6.0% or $584,000, and revenue from other sources rose 16.2% or $351,000.  Despite revenue gains in all other major segments, room revenues declined 1.4% or $157,000 for the year.

          Casino revenues improved for the third consecutive year due to the Company’s continued focus on upgrading the slot floor and aggressive slot marketing.  More than 550 new slot machines have been purchased and a wide selection of participation games have been placed on the floor since March of 1999.  The #1 Main Club, slot players’ reward program, has also been an effective marketing tool to develop both existing and new players.  Food and beverage sales were higher despite 35,000 fewer restaurant covers in the year.  Food covers declined due to the additional dining options provided by McDonalds, Subway, and Seattle’s Best, while food sales benefited from a change in pricing.  Combined revenue from other sources increased due to two primary factors including forfeited escrow funds of $200,000 and increased rental income of $180,000.  On the downside, room occupancy levels declined 4.1% to an average of 84.5% primarily the result of the public’s reluctance to travel in the fourth quarter following September 11, 2001.

OPERATING EXPENSES

          Operating expenses increased 10.9% or $5,469,000 for the year ended December 31, 2001.  Costs associated with revenue generation, including casino expenses and advertising and promotion, increased a combined $3,673,000.  Utilities and maintenance expense rose 10.4% or $634,000 due primarily to increases in electricity and gas costs.  General and administrative costs were up 18.7% or $813,000 mostly the result of rental expense on property previously classified as a capital lease.  Total rent payments made on the property from July 2001 to December 2001 was $625,000.

OTHER INCOME (EXPENSE)

          For the year ended December 31, 2001, the Company recorded a loss of $159,000 on disposition of assets in relation to a slot machine purchase/trade-in transaction at year-end.  This compared to a gain of $45,000 for the year ended December 31, 2000.  Interest expense declined $779,000 to $2,265,000 reflecting the decreases in the prime rate of interest throughout the year.

NET LOSS

          As a result of these factors, the Company reported net losses of $2,914,000 and $1,595,000, respectively, during the years ended December 31, 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

          At December 31, 2002, the Company’s primary source of liquidity was 4,451,000 in cash and cash equivalents and a $1,000,000 letter of credit secured by the Company’s majority shareholder.  Cash assets accounted for 11.4% of total assets at December 31, 2002 and 8.8% or $3,552,000 of the total assets at December 31, 2001.  The ratio of current assets to current liabilities was 1.1 to 1 at December 31, 2002 and 1.0 to 1 at December 31, 2001.  Cash and cash equivalents increased $899,000 or 25.3% reflecting improved cash flows from operations.  Cash flows provided from operating activities increased by $2,350,000 to $3,416,000 during 2002.  Cash used in investing activities increased by $545,000 to $1,676,000 reflecting ongoing improvement projects at the Company’s hotel and casino.  Net cash used for financing was $841,000 for 2002 representing payments on short-term purchase and lease contracts.  The net increase in cash and cash equivalents was $899,000 during 2002 without additional borrowing.

          Long-term debt and obligations under capital leases (including current term portions) was $34,495,000 at December 31, 2002 compared to $34,964,000 at December 31, 2001. The reduction in long-term obligations is the result of payments made during the year combined with less financing activity during the year.

          Management feels that positive operating cash flows generated by the Company combined with the financial stability of its majority shareholder should be adequate to meet its anticipated requirements.

CONTRACTUAL OBLIGATIONS

	Payments Due By Period

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-Term Debt	$32,900,000	$—	$—	$32,900,000	$—
Capital Lease Obligations	1,873,000	463,000	926,000	484,000	—
Operating Leases	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	$34,773,000	$463,000	$926,000	$33,384,000	$—

PRIVATE SECURITIES LITIGATION REFORM ACT

          The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward looking statements. Certain information included in the 10-K and other materials filed by the Company with the Securities and Exchange Commission contains statements that are forward-looking, such as statements relating to plans for capital spending, financing sources and effects of regulation and competition.  Such forward-looking statements involve important risks and uncertainties that could significantly affect anticipated results in the future, and accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

INDEPENDENT AUDITOR’S REPORT

The Stockholders and
     Board of Directors
Union Plaza Hotel and Casino, Inc.

          We have audited the accompanying consolidated balance sheets of Union Plaza Hotel and Casino, Inc. (a Nevada Corporation) as of December 31, 2002 and 2001, and the related consolidated statements of loss, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2002, 2001 and 2000.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Plaza Hotel and Casino, Inc. as of December 31, 2002 and 2001, and results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Las Vegas, Nevada
March 5, 2003

UNION PLAZA HOTEL AND CASINO, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001

CURRENT ASSETS:
Cash and cash equivalents	$4,451,000	$3,552,000
Accounts receivable, net	787,000	786,000
Inventories of food, beverage and supplies	497,000	423,000
Prepaid expenses	851,000	793,000

TOTAL CURRENT ASSETS	6,586,000	5,554,000

PROPERTY AND EQUIPMENT:
Land	7,012,000	7,012,000
Buildings	48,122,000	48,040,000
Leasehold improvements	3,566,000	3,564,000
Furniture and equipment	27,027,000	31,659,000
Construction in progress	60,000	—

	85,787,000	90,275,000
Less accumulated depreciation and amortization	53,658,000	55,903,000

NET PROPERTY AND EQUIPMENT	32,129,000	34,372,000

OTHER ASSETS	367,000	587,000

	$39,082,000	$40,513,000

The accompanying notes to consolidated financial statements are an integral part of these statements.	-9-

UNION PLAZA HOTEL AND CASINO, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

	2002	2001

CURRENT LIABILITIES:
Accounts payable	$2,703,000	$2,441,000
Accrued liabilities	2,683,000	2,353,000
Short-term contracts payable	111,000	127,000
Current portion of long-term debt	—	38,000
Current portion of obligations under capital leases	348,000	444,000

TOTAL CURRENT LIABILITIES	5,845,000	5,403,000
LONG-TERM DEBT,
less current portion	32,900,000	32,900,000
OBLIGATIONS UNDER CAPITAL LEASES,
less current portion	1,247,000	1,582,000

TOTAL LIABILITIES	39,992,000	39,885,000

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, $.50 par value; authorized 20,000,000 shares; issued 1,500,000 shares; outstanding 757,419 shares at December 31, 2002 and 2001	750,000	750,000
Additional paid-in capital	5,462,000	5,462,000
Retained earnings	6,775,000	8,313,000

	12,987,000	14,525,000
Less: treasury stock at cost, 742,581 shares at December 31, 2002 and 2001	13,897,000	13,897,000

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(910,000)	628,000

	$39,082,000	$40,513,000

The accompanying notes to consolidated financial statements are an integral part of these statements.	-10-

UNION PLAZA HOTEL AND CASINO, INC.

CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

REVENUES:
Casino	$35,647,000	$37,807,000	$34,615,000
Food and beverage	9,547,000	10,351,000	9,767,000
Rooms	11,156,000	11,110,000	11,267,000
Other	2,161,000	2,524,000	2,173,000

GROSS REVENUES	58,511,000	61,792,000	57,822,000
Less promotional allowances	6,519,000	6,922,000	6,551,000

NET REVENUES	51,992,000	54,870,000	51,271,000

OPERATING EXPENSES:
Casino	19,724,000	22,865,000	19,608,000
Food and beverage	8,108,000	8,997,000	8,779,000
Rooms	4,414,000	4,294,000	4,216,000
General and administrative	6,276,000	5,155,000	4,342,000
Entertainment	409,000	591,000	579,000
Advertising and promotion	1,531,000	1,329,000	913,000
Utilities and maintenance	6,452,000	6,712,000	6,078,000
Depreciation and amortization	3,852,000	4,130,000	4,110,000
Provision for doubtful accounts	36,000	44,000	39,000
Other costs and expenses	1,138,000	1,246,000	1,230,000

TOTAL OPERATING EXPENSES	51,940,000	55,363,000	49,894,000

OPERATING INCOME (LOSS)	52,000	(493,000)	1,377,000

OTHER INCOME (EXPENSE):
Interest income	23,000	3,000	27,000
Gain (loss) on sale of assets	50,000	(159,000)	45,000
Interest expense	(1,663,000)	(2,265,000)	(3,044,000)

TOTAL OTHER INCOME (EXPENSE)	(1,590,000)	(2,421,000)	(2,972,000)

LOSS BEFORE INCOME TAX	(1,538,000)	(2,914,000)	(1,595,000)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS	$(1,538,000)	$(2,914,000)	$(1,595,000)

LOSS PER COMMON SHARE	$(2.03)	$(3.85)	$(2.11)

The accompanying notes to consolidated financial statements are an integral part of these statements.	-11-

UNION PLAZA HOTEL AND CASINO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL

BALANCE:
December 31, 1999	750,000	5,462,000	12,822,000	(13,897,000)	5,137,000
Net loss for 2000	—	—	(1,595,000)	—	(1,595,000)

BALANCE:
December 31, 2000	750,000	5,462,000	11,227,000	(13,897,000)	3,542,000
Net loss for 2001	—	—	(2,914,000)	—	(2,914,000)

BALANCE:
December 31, 2001	750,000	5,462,000	8,313,000	(13,897,000)	628,000
Net loss for 2002	—	—	(1,538,000)	—	(1,538,000)

BALANCE:
December 31, 2002	$750,000	$5,462,000	$6,775,000	$(13,897,000)	$(910,000)

The accompanying notes to consolidated financial statements are an integral part of these statements.	-12-

UNION PLAZA HOTEL AND CASINO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers	$52,001,000	$54,761,000	$51,289,000
Cash paid to suppliers and employees	(46,813,000)	(51,314,000)	(45,625,000)
Interest received	23,000	3,000	27,000
Interest paid	(1,795,000)	(2,384,000)	(2,998,000)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,416,000	1,066,000	2,693,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	77,000	42,000	45,000
Purchase of property and equipment	(1,753,000)	(1,173,000)	(2,932,000)

NET CASH USED IN INVESTING ACTIVITIES	(1,676,000)	(1,131,000)	(2,887,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on short-term contracts	(372,000)	(158,000)	—
Proceeds from long-term debt	—	2,000,000	3,205,000
Principal payments on long-term debt	(38,000)	(641,000)	(1,492,000)
Principal payments on capital leases	(431,000)	(919,000)	(1,434,000)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(841,000)	282,000	279,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	899,000	217,000	85,000
CASH AND CASH EQUIVALENTS,
at beginning of the year	3,552,000	3,335,000	3,250,000

CASH AND CASH EQUIVALENTS,
at end of the year	$4,451,000	$3,552,000	$3,335,000

The accompanying notes to consolidated financial statements are an integral part of these statements.	-13-

UNION PLAZA HOTEL AND CASINO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(1,538,000)	$(2,914,000)	$(1,595,000)

ADJUSTMENT TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization	3,852,000	4,130,000	4,110,000
(Gain) loss on sale of property and equipment	(50,000)	159,000	(45,000)
Provision for doubtful accounts	36,000	44,000	39,000
(Increase) decrease in assets:
Accounts receivable	(27,000)	(109,000)	(241,000)
Inventories	(74,000)	29,000	38,000
Prepaid expenses	(58,000)	(76,000)	93,000
Other assets	219,000	17,000	32,000
Increase (decrease) in liabilities:
Accounts payable	726,000	(51,000)	142,000
Accrued liabilities	330,000	(163,000)	120,000

Total Adjustments	4,954,000	3,980,000	4,288,000

NET CASH PROVIDED BY OPERATING ACTIVITIES	$3,416,000	$1,066,000	$2,693,000

The accompanying notes to consolidated financial statements are an integral part of these statements.	-14-

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          NATURE OF OPERATIONS AND BASIS OF ACCOUNTING

          The Company’s wholly-owned subsidiary, Union Plaza Operating Company, operates hotel and gaming operations in downtown Las Vegas, Nevada.  A substantial portion of the operating revenues of the Company’s subsidiary is derived from the gaming operations which are subject to extensive regulations in the State of Nevada by the Gaming Commission, the Gaming Control Board and local regulatory agencies.

          Management believes that the Company’s procedures for supervising casino operations, recording casino and other revenues and for granting credit comply in all material respects with applicable regulations.

          PRINCIPLES OF CONSOLIDATION

          The accompanying consolidated financial statements for 2002, 2001 and 2000 include accounts of the Union Plaza Hotel and Casino, Inc. (the Company) and its wholly-owned subsidiary, Union Plaza Operating Company.  All material intercompany balances and transactions have been eliminated in consolidation.

          CASINO REVENUE AND RECEIVABLES

          In accordance with common industry practice, the Company recognizes as casino revenue the net win (which is the difference between amounts wagered and amounts paid to winning patrons) from gaming activities.  Credit is extended to certain casino customers, and the Company records all unpaid advances as casino receivables on the date credit was granted.  Allowances for estimated uncollectible casino receivables are provided to reduce these receivables to amounts anticipated to be collected.  The Company does not believe it is subject to any unusual credit risk beyond the normal risk attendant to operating its business.

          INVENTORIES

          Inventories are valued at the lower of cost (first-in, first out or weighted average) or market.  Maintenance and other operating supplies are stated at estimated amounts considered by management to be necessary to conduct full operations.  Subsequent replacements are charged to expense.

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

          OTHER ASSETS

          Leasehold costs are being amortized on a straight-line basis over the initial 30-year term of the lease.  Other assets also includes operating stock for the Company’s hotel and food and beverage operations.

          PROGRESSIVE JACKPOT LIABILITIES

          The Company has a number of progressive jackpot slot machines and progressive bingo jackpots.  As coins are played on the progressive jackpot slot machines, the amount available to win increases and will be paid out when the appropriate jackpot is hit.  The jackpots for the bingo also increase with amount of play, to be paid out when hit.  In accordance with common industry practice, the Company has recorded the progressive jackpots as a liability with a corresponding charge against casino revenue.

          OUTSTANDING CHIP AND TOKEN LIABILITY

          In accordance with common industry practice, the Company records the difference between the chips and tokens on hand and the chips and tokens placed in service as a liability.  The Company has an obligation to redeem these chips and tokens for cash in the future.

          PLAYERS’ CLUB LIABILITY

          The Company has recorded a liability for points issued to patrons in conjunction with its players’ club program.  Points are redeemable for cash or merchandise.  The Company records the value of points issued to patrons as a reduction in casino revenue in accordance with Emerging Issues Task Force Issue 00-22, Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future, which requires that certain incentives related to gaming play be recorded as a reduction to gross casino revenue.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          PROMOTIONAL ALLOWANCES

          The retail value food and beverage and hotel complimentary items furnished to customers without charge is included in gross revenue and then deducted as promotional allowances.  The retail value of such promotional allowances have been included in gross revenue as follows:

	2002	2001	2000

Food and beverage	$3,244,000	$3,798,000	$3,562,000
Hotel	3,275,000	3,124,000	2,989,000

	$6,519,000	$6,922,000	$6,551,000

          Additionally, the estimated costs of providing such promotional allowances have been included in casino expenses on the statements of loss as follows:

	2000	2001	2000

Food and beverage	$4,173,000	$5,214,000	$5,038,000
Hotel	1,831,000	1,678,000	1,523,000

	$6,004,000	$6,892,000	$6,561,000

          INCOME TAXES

          The Company and its subsidiaries file a consolidated federal income tax return.  Deferred income taxes are provided to reflect the tax effect of timing differences between financial and tax reporting, principally related to depreciation, casino revenue, interest costs, accrued expenses, capitalization of leases, capitalization of property costs and write-down of facilities and other investments to estimated recoverable value.  The Company accounts for the general business credit as reduction of income tax expense in the year in which such credits are utilized.  Carryforwards of this credit, as well as the tax effect of net operating loss carryforwards, are shown as a reduction to deferred income taxes.

          STATEMENT OF CASH FLOWS

          The statements of cash flows classify changes in cash and cash equivalents according to operating, investing, or financing activities.  For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          FAIR VALUE OF FINANCIAL INSTRUMENTS

          Based on the borrowing rates currently available to the Company, the carrying value of notes payable and long-term debt approximate fair value.

          VALUATION OF LONG-LIVED ASSETS

          Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review.  The carrying value of a long-lived or intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.  Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the costs of disposal.

          ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

NOTE 2 - CASH

          The Company maintains cash balances in two financial institutions in Las Vegas, Nevada insured by the Federal Deposit Insurance Corporation up to $100,000.  The total of uninsured balances at December 31, 2002 is $738,000.  Also included in cash are uninsured money market funds amounting to $313,000 at December 31, 2002.

NOTE 3 - ACCOUNTS RECEIVABLE

          Accounts receivable consist of the following:

	DECEMBER 31,

	2002	2001

Casino	$243,000	$263,000
Hotel	463,000	430,000
Other	123,000	139,000

	829,000	832,000
Less allowance for doubtful accounts	42,000	46,000

	$787,000	$786,000

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 - OTHER ASSETS

          Other assets consist of the following:

	DECEMBER 31,

	2002	2001

Refundable deposits	$49,000	$59,000
Operating stock	318,000	528,000

	$367,000	$587,000

NOTE 5 - ACCRUED LIABILITIES

          Accrued liabilities consist of the following:

	DECEMBER 31,

	2002	2001

Salaries and wages	$1,095,000	$1,028,000
Taxes, other than taxes on income	284,000	219,000
Accrued interest	—	132,000
Progressive jackpot liabilities	213,000	208,000
Outstanding chip and token liability	183,000	172,000
Player’s club liability	503,000	332,000
Other	405,000	262,000

	$2,683,000	$2,353,000

NOTE 6 – SHORT-TERM CONTRACTS PAYABLE

          Short-term contracts payable consist of short-term financing agreements with no stated interest for the acquisition of gaming equipment.

NOTE 7 - INCOME TAXES

          Deferred income tax expense (benefit) results from timing differences in the recognition of revenue and expense for tax and financial statement purposes.

          Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, (SFAS 109) requires deferred tax liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - INCOME TAXES (CONTINUED)

          The sources of those timing differences and the current tax effect were as follows:

	2002	2001	2000

Depreciation and amortization	$(209,000)	$(365,000)	$(310,000)
Capitalized leases	—	27,000	319,000
Net operating losses	(210,000)	(539,000)	(560,000)
Vacation and backpay	(20,000)	17,000	(12,000)
Other	(58,000)	(28,000)	69,000
Tax credits	(55,000)	(62,000)	127,000
Tax credit valuation allowance	—	—	(200,000)

	(552,000)	(950,000)	(567,000)
Less valuation allowance	552,000	950,000	567,000

	$—	$—	$—

          The components of the net deferred tax asset at December 31, 2002 and 2001 under SFAS 109 are as follows:

	December 31,		TAX EXPENSE

	2002	2001

Deferred tax asset	$2,914,000	$2,362,000	$552,000
Valuation allowance	(2,914,000)	(2,362,000)	(552,000)

	$—	$—	$—

          The Company has net operating loss carryforwards of approximately $20,739,000 and tax credit carryforwards of approximately $969,000 at December 31, 2002 with expiration dates through December 31, 2022.  Tax credits are used to reduce federal income taxes in the year which benefit is available.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - INCOME TAXES (CONTINUED)

          Reconciliations between the actual tax expense (benefit) and the amount computed by applying the U.S. Federal Income Tax rate to income (loss) before taxes are as follows:

	2002		2001		2000

	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income

Computed “expected” tax expense (benefit)	$(523,000)	(34)%	$(990,000)	(34.0)%	$(542,000)	(34.0)%
Increase (reduction) in tax resulting from:
Tax credits	(55,000)	(3.6)%	(62,000)	(2.1)%	127,000	7.9%
Tax credit valuation allowance	—	—	—	—	(200,000)	(12.5)%
Nondeductible expenses	26,000	1.6%	102,000	3.5%	48,000	3.0%

Actual tax benefit	(552,000)	(36.0)%	(950,000)	(32.6)%	(567,000)	(35.6)%
Less valuation allowance	552,000	36.0%	950,000	32.6%	567,000	35.6%

	$—	—	$—	—	$—	—

NOTE 8 - LONG-TERM DEBT

          Long-term debt at December 31, 2002 and 2001 is as follows:

	DECEMBER 31,

	2002	2001

Related party note, as amended, payable in monthly payments of interest only at prime not to exceed 12%, until January 1, 2005, at which time the entire balance plus accrued interest is due. The note is secured by a First Deed of Trust on land and buildings. The effective rate of interest at December 31, 2002 is 4.25%.	$32,900,000	$32,900,000

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          NOTE 8 - LONG-TERM DEBT (CONTINUED)

	DECEMBER 31,

	2002	2001

Contracts payable, secured by slot machines and related equipment, payable in monthly installments of 25% of net win with no stated interest for the first twelve months, after which an interest rate of 3% over prime applies to the remaining balance. Any remaining balance plus accrued interest was due at December 30, 2002.	—	38,000

Total long-term debt	32,900,000	32,938,000
Less current portion	—	38,000

Total long-term debt, net	$32,900,000	$32,900,000

          Principal payments on long-term debt during the succeeding five years are as follows:

2003	$—
2004	—
2005	32,900,000

$32,900,000

          Interest on long-term debt was $1,543,000 in 2002, $2,198,000 in 2001 and $2,802,000 in 2000.

NOTE 9 - LEASES

          CAPITAL LEASES

          The Company leases equipment under long-term agreements, which are classified as capital leases.  The capital lease with Exber, Inc., a 51.03% stockholder of the Company, covering the hotel and bus depot property expired during 2001.  The hotel and bus depot property are now leased from Exber, Inc. on a month-to-month basis under an operating lease commencing on July 1, 2001.  The bus depot property is sublet to Greyhound Lines, Inc. under a lease, the original term of which expired during 2001. On August 1, 2001, the Company and Greyhound Lines, Inc. exercised the first of two available ten year options.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 — LEASES (CONTINUED)

          CAPITAL LEASES (CONTINUED)

          Property and equipment includes the following property under capital leases by major classes:

	DECEMBER 31,

	2002	2001

Equipment	$2,814,000	$2,814,000
Less accumulated amortization	1,197,000	790,000

	$1,617,000	$2,024,000

          Depreciation and amortization expense includes amortization of buildings and equipment under capital leases as follows:

	2002	2001	2000

Buildings	$—	$97,000	$176,000
Equipment	407,000	348,000	181,000

	$407,000	$445,000	$357,000

          Interest paid on property under capital leases was $120,000 for 2002, $67,000 for 2001 and $242,000 for 2000.

          Future minimum payments, by year and in the aggregate, under capital leases with initial or remaining terms of one year or more consist of the following at December 31, 2002:

Year	Capital Leases

2003	$463,000
2004	463,000
2005	463,000
2006	423,000
2007	61,000
Thereafter	—

Total Minimum Lease Payments	1,873,000
Less amount representing interest	278,000

Present value of net minimum lease payments under capital leases	1,595,000
Less current portion	348,000

Obligations Under Capital Leases	$1,247,000

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 — LEASES (CONTINUED)

          OPERATING LEASES

          Rental expense for operating leases are as follows:

	2002	2001	2000

Buildings	$1,250,000	$625,000	$—
Parking lot	24,000	24,000	24,000

	$1,274,000	$649,000	$24,000

          OPERATING SUBLEASES

          The Company rents the bus depot property and other building space to several retail stores under various operating subleases.  Income from these subleases, included in other income, for 2002, 2001 and 2000 was $653,000, $487,000 and $307,000, respectively.

          Future minimum rents receivable, by year, under operating subleases with initial or remaining terms of one year or more consist of the following at December 31, 2002:

Year	Operating Subleases

2003	$483,000
2004	440,000
2005	406,000
2006	412,000
2002	422,000
Thereafter	1,528,000

$3,691,000

NOTE 10 — EMPLOYEE BENEFIT PLANS

          The Company contributes to a discretionary executive bonus plan.  Contributions for 2002, 2001 and 2000 were $188,000, $193,000 and $228,000, respectively.

          The Company also has a qualified profit sharing plan for eligible non-union employees.  Contributions to this plan are made at the discretion of the Board of Directors and benefits are limited to the allocated interests in fund assets.  No contributions were made to the plan for 2002, 2001, and 2000.

          The Company provides no post-retirement benefits to employees subject to the requirements of Statement of Financial Accounting Standards No. 106 (SFAS 106) which requires accrual of expected cost of providing those benefits to an employee during the years that the employee renders service.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 - LOSS PER COMMON SHARE

          Loss per common share is based on the weighted average number of shares of common stock outstanding during each year.  Shares used for the computation of loss per common share were 757,419 for each of the years 2002, 2001 and 2000.

NOTE 12 - RELATED PARTIES

          The related party note payable of $32,900,000, as more fully described in Note 8, is payable to Exber Inc., a 51.03% stockholder of the Company.  Included in accrued liabilities is $0 and $132,000 of accrued interest relating to this note at December 31, 2002 and 2001, respectively.  Interest expense on this note was $1,541,000, $2,189,000, and $2,758,000 for 2002, 2001, and 2000, respectively.  In addition, the Company has a line of credit for $1,000,000 with Exber Inc. to be used for normal operating requirements as needed.  As of December 31, 2002 and 2001, the outstanding balance was $0.

          The Company also pays $104,000 in monthly lease payments to Exber, Inc. for the hotel and bus depot property, as more fully described in Note 9.  The Company paid $1,250,000 during each year 2002 and 2001 and $1,354,000 during 2000 in connection with the lease.  Interest expense on the capital lease was $24,000 and $185,000 for 2001 and 2000, respectively.

          During 2001, the Company also financed various equipment purchases through Exber, Inc., which have been classified as capital leases.  As of December 31, 2002 and 2001, capital leases include $1,595,000 and $1,881,000 payable to Exber, Inc., respectively.  Interest expense on these capital leases was $116,000 for 2002 and $13,000 for 2001.

          The Company paid $38,000 to Exber, Inc. during 2002 in connection with various goods and services provided to the Company.  In addition, during the year ended December 31, 2002 the Company incurred reimbursable salaries and wages expenses of $501,000 due to Exber Inc., of which $17,000 was payable as of December 31, 2002.

          In September of 2000, the Company entered into an agreement with Coast Hotels and Casinos, Inc. to operate the sports book facilities located in the Union Plaza Hotel and Casino.  In connection with this agreement, the Company receives a prorated share of the net income or net loss from total sports book operations for Coast Hotels and Casinos, Inc. For the years ended December 31, 2002, 2001 and 2000, the Company had net income of $584,000, $742,000 and $296,000, respectively, in relation to this agreement.  In addition, $252,000 and $26,000 was payable to Coast Hotels and Casinos, Inc. as of December 31, 2002 and 2001, respectively.  Coast Hotels and Casinos, Inc. is a wholly-owned subsidiary of Coast Casinos, Inc.  A major stockholder and chairman of the board of Coast Casinos, Inc. is the son of the President of the Company.

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 - RELATED PARTIES (CONTINUED)

          The Company paid $36,000, $0 and $26,000 to Coast Hotels and Casinos, Inc. d/b/a Gold Coast Hotel and Casino during 2002, 2001 and 2000, respectively, in connection with various services provided to the Company.  The Company also purchased equipment from the Gold Coast during 2002 in the amount of $45,000.

          The Company paid $21,000, $25,000 and $27,000 to Las Vegas Dissemination, Inc. during 2002, 2001 and 2000, respectively, in connection with race book pari-mutuel system operator fees.  The sole stockholder of Las Vegas Dissemination, Inc. is the grandson of the President of the Company.

          The Company purchases wallboards and parlay cards for its race book from Nevada Wallboards. The son of the President of the Company is the major owner of Nevada Wallboards. The Company incurred expenses payable to Nevada Wallboards during 2002, 2001 and 2000 of $27,000, $30,000 and $29,000 respectively.

NOTE 13 - CONTINGENCIES

          LITIGATION

          The Company has contingent liabilities with respect to lawsuits and other claims arising in the ordinary course of business.  It is estimated that the adverse effects of these lawsuits will not exceed $100,000.

          LIQUIDITY AND CAPITAL RESOURCES

          The Company has had recurring net losses over the past three years amounting to $1,538,000, $2,914,000 and $1,595,000 in 2002, 2001 and 2000, respectively.  At December 31, 2002 current assets exceeded current liabilities by approximately $741,000.

NOTE 14 - ADVERTISING COSTS

          The Company expenses advertising costs as incurred.  Advertising expense was $1,531,000, $1,329,000 and $913,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 15 – SUPPLEMENTAL CASH FLOWS INFORMATION

	DECEMBER 31,

	2002	2001	2000

Supplemental schedule of noncash investing and financing activities:
Equipment acquired by direct financing	$490,000	$883,000	$449,000

Equipment acquired through capital leases	$—	$507,000	$—

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16 – PURCHASE AGREEMENT

          On December 6, 2002, the Company and its wholly owned subsidiary; Union Plaza Operating Company, a Nevada corporation (the “Plaza Subsidiary”); Exber, Inc., a Nevada corporation (“Exber”); Gaughan South Corp., a Nevada corporation (“Gaughan South”); and Barrick Corporation, a Nevada corporation (“Barrick”) entered into an Agreement of Purchase and Sale (the “Purchase Agreement”).  The Purchase Agreement contemplates that the Company, the Plaza Subsidiary, Exber and Gaughan South will sell to Barrick the assets, with certain exceptions, associated with the Las Vegas Club Hotel & Casino, Plaza Hotel & Casino, Gold Spike Hotel & Casino, and Western Hotel & Casino, including the Ambassador Hotel.  The aggregate cash purchase price to be paid by Barrick is $82 million, of which $55.5 million is allocated under the Purchase Agreement to the Plaza Hotel & Casino and the associated personal property.  Amounts paid to the Company in respect of the Purchase Agreement are subject to the existing obligations of the Company not assumed by Barrick (totaling approximately $46,000,000 at February 28, 2003).  Such obligations must be paid out of the proceeds from the sale before any funds will be available to the stockholders in any liquidation event.  As the primary lender to the Company, Exber will be paid a substantial amount of the funds paid in repayment of the Company’s indebtedness.  The Purchase Agreement provides that, with certain exceptions, Barrick will hire the employees of the sellers on terms and conditions comparable to those of the respective sellers as of December 6, 2002, or on the terms and conditions of applicable collective bargaining agreements.

          Exber operates the Western Hotel & Casino, Ambassador Hotel, and Las Vegas Club Hotel & Casino and is the owner of record of approximately 51.0% of the Company’s outstanding capital stock.  Gaughan South operates the Gold Spike Hotel & Casino.  Mr. John D. Gaughan is a director, Chairman of the Board, Chief Executive and Operating Officer, President, and the beneficial owner (as the trustee and sole beneficiary of the Gaughan 1993 Marital Trust and the controlling stockholder of Exber) of approximately 65.1% of the Company’s outstanding capital stock.  Mr. Gaughan is a director, President and beneficial owner (as the trustee and sole beneficiary of the Gaughan 1993 Survivors Trust and the Gaughan 1993 Marital Trust) of approximately 71.6% of the outstanding capital stock of Exber.  Mr. Gaughan is a director, President and record owner of 100% of the outstanding capital stock of Gaughan South.

          Consummation of the sale is subject to a number of significant conditions, including without limitation:

1.	Receipt of the approval by the Company’s stockholders of the sale of substantially all of the property and assets of the Plaza Subsidiary pursuant to the Purchase Agreement;

2.	Receipt of all necessary approvals by the Nevada gaming authorities, gaming licenses and liquor licenses; and

UNION PLAZA HOTEL AND CASINO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	The expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          There can be no assurance that the conditions to the sale will be satisfied or that the sale will be consummated.  However, Exber and the Gaughan 1993 Marital Trust have entered into an agreement pursuant to which each has agreed to vote for the approval of the sale of assets pursuant to the Purchase Agreement.  The Company currently intends to consider the adoption of a plan of liquidation to follow the closing of the sale of assets pursuant to the Purchase Agreement.

          Since the announcement of the Purchase Agreement, the following developments have occurred:

1.

Barrick has advised the Company that Barrick has filed applications with the Nevada Gaming Authorities for the necessary approvals to the Purchase Agreement and the transactions intended thereunder.  The Company cannot give any assurances when the investigation will be complete or whether, if complete, Barrick will receive the necessary approvals required under the Purchase Agreement.

2.

The Company and Barrick are in the process of filing the appropriate documents under the Hart-Scott-Rodino Antitrust Improvements Act and expect to have that filed during the second calendar quarter of 2003.

          The Company has not yet scheduled a meeting of stockholders to request approval of the stockholders for the Purchase Agreement.  The Company intends to schedule the meeting of stockholders once it receives an indication that the Nevada Gaming Authorities are nearing completion of the required investigations of Barrick and the transaction.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

John D. Gaughan	Chairman of the Board
J.K. Houssels	Vice Chairman of the Board
Donald L. Dobson	Director
John P. Jones	Director
Michael Nolan	Director
Irving K. Epstein	Director
Alan J. Woody	Director

Executive Officers

John D. Gaughan	Chief Executive Officer/President
Donald L. Dobson	Vice President/Corporate Secretary
John P. Jones	Vice President/Treasurer
Alan J. Woody	Chief Financial Officer

SPECIAL INFORMATION

FORM 10-K

          A copy of the Company’s Annual Report of Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to Mr. John D. Gaughan, President, Union Plaza Hotel and Casino, Number One Main Street, P.O. Box 760, Las Vegas, Nevada 89125.

ANNUAL STOCKHOLDERS’ MEETING

          The annual meeting of Union Plaza Hotel and Casino, Inc. will be held at a date, time and place to be set by the Company’s Board of Directors.

DIVIDENDS AND MARKET PRICE STATISTICS OF COMMON STOCK

          The Company’s stock is not traded on any securities exchange.  A dividend of $.10 per share was paid to the stockholders of record on the shares of common stock outstanding on the last day of each quarter during 1981 and 1980.  No dividends have been declared or paid since 1981.

AUDITORS

          The Company’s auditors are Conway, Stuart & Woodbury, CPA’s, 4021 Meadows Lane, Las Vegas, Nevada 89107.

This report is prepared for the information of stockholders, employees, and other interested persons.  It is not transmitted in connection with the sale of any security or offer to sell or offer to buy any security.